                                                      FILED PURSUANT TO
                                                      RULE NO. 424(b)(4)
                                                      REGISTRATION NO. 333-12073

PROSPECTUS

                               9,100,000 SHARES
                                    [LOGO]

                             CLASS A COMMON STOCK

                              ------------------

  Of the 9,100,000 shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), of Nu Skin Asia Pacific, Inc., a Delaware corporation (the "Company"), offered hereby, 4,750,000 shares are being offered by the Company and 4,350,000 shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." Of the 9,100,000 shares of Class A Common Stock being offered hereby, 5,760,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"), including 218,548 shares to be sold directly by the Company in connection with the Company's reserved share program, 1,670,000 shares are being offered initially in a concurrent offering in Japan by the Japanese Underwriters (the "Japanese Offering"), and 1,670,000 shares are being offered initially in a concurrent offering outside the United States, Canada and Japan by the International Managers (the "International Offering," together with the U.S. Offering and the Japanese Offering, the "Offerings"). See "Underwriting."

  Each share of Class A Common Stock entitles its holder to one vote, and each share of Class B Common Stock (the "Class B Common Stock," together with the Class A Common Stock, the "Common Stock") of the Company entitles its holder to ten votes. All of the shares of Class B Common Stock are held by the stockholders of the Company prior to consummation of the Reorganization (the "Existing Stockholders"). After consummation of the Offerings, the Existing Stockholders will beneficially own shares of Common Stock having approximately 98.6% of the combined voting power of the outstanding shares of Common Stock (approximately 98.4% if the underwriters' over-allotment options are exercised in full).

  Prior to the Offerings, there has been no public market for the Class A Common Stock. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Approximately $15,000,000 of the net proceeds to the Company from the Offerings will be used to repay a portion of the S Distribution Notes (as defined herein) issued to the Existing Stockholders in connection with the Reorganization (as defined herein). See "Use of Proceeds" and "The Reorganization and S Corporation Distribution." The U.S. Underwriters and the International Underwriters have reserved up to 910,000 shares for sale (at the initial public offering price) to certain of the Company's distributors and employees.

  The Class A Common Stock has been approved for listing on the New York Stock Exchange under the symbol "NUS," subject to official notice of issuance.

  SEE "RISK FACTORS," BEGINNING ON PAGE 10, FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

                              ------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                   PRICE TO    UNDERWRITING   PROCEEDS TO      PROCEEDS TO
                    PUBLIC    DISCOUNT(1)(2) COMPANY(2)(3) SELLING STOCKHOLDERS
-------------------------------------------------------------------------------
Per Share.......    $23.00        $1.403        $21.597          $21.597
-------------------------------------------------------------------------------
Total(4)........ $209,300,000  $12,460,677   $102,892,373      $93,946,950

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters, the Japanese Underwriters and the International Managers against certain liabilities, including liabilities under the Securities
    Act 1933, as amended. See "Underwriting."
(2) The Underwriters will not receive underwriting commissions or discounts from the sale of 218,548 shares of Class A Common Stock to be sold directly by the Company at a price of $23.00 per share in connection with the Company's reserved share program.
(3) Before deducting expenses payable by the Company estimated to be $3,000,000.
(4) Certain of the Selling Stockholders have granted the U.S. Underwriters and the International Managers options, exercisable within 30 days after the date hereof, to purchase up to 1,058,342 and 306,658 additional shares of Class A Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to Selling Stockholders will be $240,695,000, $14,375,772, $102,892,373 and
    $123,426,855, respectively. See "Underwriting."

                              ------------------

  The shares of Class A Common Stock offered hereby are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Class A Common Stock will be made in New York, New York on or about November 27, 1996.

                              ------------------

MERRILL LYNCH & CO.                                        MORGAN STANLEY & CO.
                                                               INCORPORATED
 DEAN WITTER REYNOLDS INC.               NOMURA SECURITIES INTERNATIONAL, INC.

                              ------------------

               The date of this Prospectus is November 21, 1996.

     [COMPANY LOGO AND THE WORDS "SCIENCE," "NATURE" AND "BEST OF SCIENCE &
                                   NATURE."]




  IN CONNECTION WITH THE OFFERINGS BY THE UNDERWRITERS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

          [PICTURE OF NU SKIN PERSONAL CARE AND NUTRITIONAL PRODUCTS.]

   [PICTURE OF NU SKIN PERSONAL CARE AND NUTRITIONAL PRODUCTS CONTINUED FROM
                                PREVIOUS PAGE.]

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. Unless otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment options and gives effect to the Reorganization (as defined herein). As used herein, "Nu Skin Asia Pacific" or the "Company" means Nu Skin Asia Pacific, Inc., including the Subsidiaries, giving effect to the Reorganization. The "Subsidiaries" means Nu Skin Hong Kong, Inc. ("Nu Skin Hong Kong"), Nu Skin Japan Company, Limited ("Nu Skin Japan"), Nu Skin Korea, Inc. ("Nu Skin Korea"), and Nu Skin Taiwan, Inc. ("Nu Skin Taiwan"), collectively, and excludes Nu Skin Personal Care (Thailand) Limited ("Nu Skin Thailand"), which has been formed, but has not commenced operations.
See "The Reorganization and S Corporation Distribution." Until September 30, 1994, the Company's fiscal year ended on September 30 of each year. As of October 1, 1994, the Company changed its fiscal year end to December 31 of each year, beginning with the fiscal year ended December 31, 1995.

                                  THE COMPANY

  Nu Skin Asia Pacific is a rapidly growing network marketing company involved in the distribution and sale of premium quality, innovative personal care and nutritional products. The Company is the exclusive distribution vehicle for Nu Skin International, Inc. ("Nu Skin International" or "NSI") in the countries of Japan, Taiwan, Hong Kong (including Macau) and South Korea, where the Company currently has operations, and in Thailand, Indonesia, Malaysia, the Philippines, the People's Republic of China ("PRC"), Singapore and Vietnam, where operations have not commenced.

  The Company believes it is one of the fastest growing network marketing companies in Asia. Revenue increased 95.2% to $471.3 million for the nine months ended September 30, 1996 from $241.4 million for the same period in 1995. Net income increased 117.7% to $60.3 million for the nine months ended September 30, 1996 from $27.7 million for the same period in 1995. Revenue increased 35.6% to $358.6 million for the year ended December 31, 1995 from $264.4 million in 1994. Although operating expenses have increased with the growth of the Company's revenue, such expenses have declined as a percentage of revenue due to improved operating leverage. Net income increased 86.1% to $40.2 million for the year ended December 31, 1995 from $21.6 million in 1994. The Company's network of independent distributors has grown since the Company's inception in 1991 to more than 330,000 active distributors as of September 30, 1996. See "Risk Factors--Managing Growth."

  The Company's product philosophy is to combine the best of science and nature in developing premium quality, innovative personal care and nutritional products which are specifically designed for the network marketing distribution channel. The Company offers products in two distinct categories: personal care products, marketed under the trademark "Nu Skin," and nutritional products, marketed under the trademark "Interior Design Nutritionals" ("IDN"). The Nu Skin personal care product lines include facial care, body care, hair care and color cosmetics, as well as specialty products such as sun protection, oral hygiene and fragrances. The IDN product lines include nutritional supplements, weight management products and nutritious snacks, and sports nutrition products.

  In Japan, Taiwan and Hong Kong, the Company currently offers most of NSI's personal care products and approximately one-third of NSI's nutritional products. In South Korea, the Company currently offers one-third of NSI's personal care products and none of the nutritional products. The Company believes that it can significantly grow its business and attract new customers by expanding its product offerings in each of its markets to include more of NSI's existing personal care and nutritional products. In addition to expanding its product offerings with existing NSI products, the Company intends to introduce new products tailored to specific markets.

  The distribution of products through the network marketing and other direct selling channels has grown significantly in recent years. The World Federation of Direct Selling Associations ("WFDSA") reports that, since 1990, worldwide direct distribution of goods and services to consumers has increased 65%, resulting in the sale of over $75 billion of goods and services in 1995. According to the WFDSA, $34 billion of goods and services were sold by its members in 1995 through direct selling channels in the markets in which the Company currently operates, which represents 45% of the global volume of direct sales by its members.

OPERATING STRENGTHS AND GROWTH STRATEGY

  The Company believes that its success to date is based upon its commitment to provide a wide range of premium quality, innovative personal care and nutritional products and an appealing global business opportunity for persons interested in establishing a direct sales business. Specifically, the Company's operating strengths include (i) its premium product offerings, (ii) a global distributor compensation plan (the "Global Compensation Plan") which compensates distributors for product sales in downline distribution networks in any country in which NSI and its affiliates operate, (iii) a comparatively high level of distributor incentives paid to independent distributors, (iv) a systematic market development program, (v) individual distributor attention and other distributor support programs and (vi) an experienced management team at both the Company and the Subsidiaries. See "Business--Operating Strengths." Any consideration of the Company's operating strengths must be tempered by consideration of various risks which impact or may impact the Company and its operations. See "Risk Factors."

  The Company's primary objective is to capitalize on its operating strengths to become a leading distributor of consumer products in each of its markets. The Company intends to pursue this strategy by (i) introducing new products,
(ii) opening new markets, (iii) attracting new distributors and enhancing distributor productivity and (iv) increasing consumption of its products. See "Business--Growth Strategy." Any consideration of the Company's growth strategy should be made in connection with a consideration of the risks associated with such growth strategy. See "Risk Factors."

RELATIONSHIP WITH NSI

  NSI, founded in 1984 and based in Provo, Utah, is engaged in selling personal care and nutritional products and, together with its affiliates, compromises one of the largest network marketing organizations in the world. NSI has provided, and will continue to provide, a high level of support services to the Company, including product development, marketing and other managerial support services. Management believes that the Company's relationship with NSI has allowed the Company to increase revenue and net income at rates that otherwise may not have been possible. Since distributor agreements are entered into between NSI and distributors, all of the distributors who generate revenue for the Company are distributors of NSI. See "Risk Factors--Relationship with and Reliance on NSI; Potential Conflicts of Interest." Because of this fact, the Company cannot control who becomes a distributor.

                                 THE OFFERINGS

  Of the 9,100,000 shares of Class A Common Stock, par value $.001 per share, being offered hereby, 5,760,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters, including 218,548 shares to be sold directly by the Company in connection with the Company's reserved share program, 1,670,000 shares are being offered initially in a concurrent offering in Japan by the Japanese Underwriters, and 1,670,000 shares are being offered initially in a concurrent offering outside the United States, Canada and Japan by the International Managers. The initial public offering price and the underwriting discount per share are identical for each of the Offerings. See "Underwriting."

Class A Common Stock offered by(1):
  The Company......................................   4,750,000 shares
  The Selling Stockholders(2)......................   4,350,000 shares
    Total Class A Common Stock.....................   9,100,000 shares
Common Stock to be outstanding after the Offerings:
  Class A Common Stock(1)(3)(4)(5).................  10,350,000 shares
  Class B Common Stock(4)..........................  73,059,500 shares
    Total Common Stock.............................  83,409,500 shares
Concurrent Non-Underwritten Offering...............  Immediately prior to the Offerings (i) the
                                                     Existing Stockholders will contribute
                                                     1,250,000 shares of Class A Common Stock to
                                                     NSI and it affiliates (other than the
                                                     Company) for issuance to employees of NSI
                                                     and its affiliates (other than the Company)
                                                     as employee stock bonus awards
                                                     (approximately 600,000 of which will be
                                                     awarded prior to the Offerings), (ii) the
                                                     Company will grant stock bonus awards to
                                                     its employees covering 109,000 shares of
                                                     Class A Common Stock, and (iii) NSI will
                                                     grant options ("Distributor Options") to
                                                     certain of its distributors covering
                                                     1,605,000 shares of Class A Common Stock
                                                     and (iv) the Existing Stockholders will
                                                     contribute to the Company the 1,605,000
                                                     shares of Class A Common Stock underlying
                                                     the Distributor Options.
Use of proceeds....................................  The Company expects to apply the net proceeds of the Offerings as follows: (i)
                                                     approximately $45 million to finance the
                                                     Company's entry into selected new countries
                                                     (including the payment of a licensing fee
                                                     to NSI); (ii) approximately $15 million to
                                                     repay a portion of the S Distribution Notes
                                                     (as defined herein); (iii) approximately
                                                     $12 million to introduce new products into
                                                     countries in which the Company currently
                                                     operates; (iv) approximately $12 million to
                                                     enhance the Company's technological
                                                     infrastructure; (v) approximately $10
                                                     million to establish additional offices and
                                                     distribution centers in countries in which
                                                     the Company currently operates; and (vi)
                                                     approximately $6 million for general
                                                     corporate purposes.

New York Stock Exchange symbol..... "NUS"
Voting rights...................... The Class A Common Stock and Class B Common
                                    Stock vote as a single class on all mat-
                                    ters, except as otherwise required by law,
                                    with each share of Class A Common Stock en-
                                    titling its holder to one vote and each
                                    share of Class B Common Stock entitling its
                                    holder to ten votes. In all other respects
                                    the holders of Class A Common Stock and the
                                    holders of Class B Common Stock have equal
                                    rights. All of the shares of Class B Common
                                    Stock are owned by the Existing Stockhold-
                                    ers. After consummation of the Offerings,
                                    the Existing Stockholders will beneficially
                                    own shares of Common Stock having approxi-
                                    mately 98.6% of the combined voting power
                                    of the outstanding shares of Common Stock
                                    (approximately 98.4% if the underwriters'
                                    over-allotment options are exercised in
                                    full).
Risk Factors....................... Prospective investors should consider cer-
                                    tain risk factors and uncertainties rela-
                                    tive to the Company, its business and the
                                    Class A Common Stock offered hereby includ-
                                    ing, without limitation, the Company's re-
                                    liance on the independent distributors of
                                    NSI, the potential effects of adverse pub-
                                    licity, the potential negative impact of
                                    distributor actions, government regulation
                                    of direct selling activities, government
                                    regulation of products and marketing, reli-
                                    ance on certain distributors and the poten-
                                    tial divergence of interests between dis-
                                    tributors and the Company, the Company's
                                    entry into new markets, the management of
                                    the Company's growth, the possible adverse
                                    effect on the Company of a change in the
                                    status of Hong Kong, the Company's rela-
                                    tionship with and reliance upon NSI and po-
                                    tential conflicts of interest related
                                    thereto, control by the Existing Stockhold-
                                    ers and the anti-takeover effect of dual
                                    classes of Common Stock, the impact on in-
                                    come due to the Distributor Options, the
                                    Company's reliance on and concentration of
                                    outside manufacturers, the Company's reli-
                                    ance on operations of and dividends and
                                    distributions from its subsidiaries, issues
                                    related to transfer pricing and taxation,
                                    potential increases in distributor compen-
                                    sation expense, seasonality and
                                    cyclicality, product liability, competi-
                                    tion, operations outside the United States,
                                    currency risks, import restrictions, duties
                                    and regulation of consumer goods, the anti-
                                    takeover effects of certain charter, con-
                                    tractual and statutory provisions, the ab-
                                    sence of a public market for the Class A
                                    Common Stock, factors related to the deter-
                                    mination of the offering price, fluctua-
                                    tions in the price of the Class A Common
                                    Stock, the existence of shares eligible for
                                    future sale into the Company's market for
                                    the Class A Common Stock upon exercise of
                                    the Distributor Options, employee stock bo-
                                    nus awards and otherwise, dilution and the
                                    absence of dividends.

--------
(1) Assumes no exercise of the underwriters' over-allotment options aggregating 1,365,000 shares of Class A Common Stock, which have been granted by the Selling Stockholders.
(2) Includes 4,335,500 shares to be converted by the Existing Stockholders from Class B Common Stock and 14,500 shares to be issued upon partial exercise of an option granted to an executive officer of the Company and sold in connection with the Offerings.
(3) Includes: (i) 9,100,000 shares of Class A Common Stock being offered in the Offerings and (ii) 1,250,000 shares of Class A Common Stock that have been issued to the Existing Stockholders and will, prior to the Offerings, be contributed to NSI and its affiliates (other than the Company) for issuance to employees of NSI and its affiliates (other than the Company) as employee stock bonus awards (approximately 600,000 of which will be awarded prior to the Offerings).
(4) All shares of Class B Common Stock are currently held by the Existing Stockholders and each such share is convertible at any time into one share of Class A Common Stock and converts automatically into one share of Class A Common Stock (i) upon a transfer to a person other than an Existing Stockholder and (ii) if the number of shares of Class B Common Stock becomes less than 10% of the aggregate number of shares of Common Stock outstanding. See "Description of Capital Stock--Common Stock--Conversion."
(5) Does not include: (i) 4,000,000 shares of Class A Common Stock reserved for issuance pursuant to the 1996 Stock Incentive Plan, 109,000 shares of which are reserved for issuance by the Company to its employees in connection with employee stock bonus awards which are to be awarded immediately prior to the Offerings; (ii) 1,605,000 shares of Class A Common Stock that are held as treasury shares by the Company and are reserved for issuance upon the exercise of options that will be granted to NSI immediately prior to the Offerings and assigned to qualifying NSI distributors in connection with the Offerings (the "Distributor Options"); and (iii) 253,000 shares of Class A Common Stock subject to a stock option which has been granted to an executive officer of the Company. See "Management--1996 Stock Incentive Plan," "Certain Relationships and Related Transactions" and "Shares Eligible for Future Sale."

                                ----------------

  Nu Skin (R), Interior Design Nutritionals(TM), IDN (R), a logo consisting of an image of a gold fountain with the words "Nu Skin" below it, and a logo consisting of the stylized letters "IDN" in black and red are trademarks of NSI which are licensed to the Company. The italicized product names used in this Prospectus are product names and also, in certain cases, trademarks and are the property of NSI. All other tradenames and trademarks appearing in this Prospectus are the property of their respective holders. See "Business-- Relationship with NSI--Trademark/Tradename License Agreements" and "--Licensing and Sales Agreements." The principal executive offices of the Company are located at 75 West Center Street, Provo, Utah 84601, and the Company's telephone number is (801) 345-6100.

  In this Prospectus, references to "dollars" and "$" are to United States dollars, and the terms "United States" and "U.S." mean the United States of America, its states, territories, possessions and all areas subject to its jurisdiction, and references to "yen" and "(Yen)" are to Japanese yen.

                SUMMARY COMBINED FINANCIAL AND OTHER INFORMATION

  The following tables set forth summary combined, pro forma and other financial information of the Company.

                                                                                      NINE MONTHS
                                                                   YEAR ENDED            ENDED
                               YEAR ENDED SEPTEMBER 30,           DECEMBER 31,       SEPTEMBER 30,
                         ------------------------------------- ------------------- ------------------
                           1991       1992     1993     1994   1994(/1/)    1995     1995      1996
                         ---------  -------- -------- -------- ---------  -------- --------  --------
                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenue................. $     677  $ 42,919 $110,624 $254,637 $264,440   $358,609 $241,412  $471,312
Cost of sales...........       462    14,080   38,842   86,872   82,241     96,615   64,110   133,592
                         ---------  -------- -------- -------- --------   -------- --------  --------
Gross profit............       215    28,839   71,782  167,765  182,199    261,994  177,302   337,720
Operating expenses:
 Distributor incen-
  tives.................       130    14,659   40,267   95,737  101,372    135,722   91,893   175,149
 Selling, general and
  administrative........     1,249    10,065   27,150   44,566   48,753     67,475   44,099    69,970
                         ---------  -------- -------- -------- --------   -------- --------  --------
Operating income........    (1,164)    4,115    4,365   27,462   32,074     58,797   41,310    92,601
Other income (expense),
 net....................         3       160      133      443     (394)       511     (408)    1,530
                         ---------  -------- -------- -------- --------   -------- --------  --------
Income before provision
 for income taxes.......    (1,161)    4,275    4,498   27,905   31,680     59,308   40,902    94,131
Provision for income
 taxes..................        --     1,503      417   10,226   10,071     19,097   13,170    33,810
                         ---------  -------- -------- -------- --------   -------- --------  --------
Net income (loss)....... $  (1,161) $  2,772 $  4,081 $ 17,679 $ 21,609   $ 40,211 $ 27,732  $ 60,321
                         =========  ======== ======== ======== ========   ======== ========  ========

PRO FORMA INCOME STATEMENT DATA(/2/)(/3/):
Revenue........................................... $358,609  $241,412  $471,312
Cost of sales.....................................   96,615    64,110   133,592
                                                   --------  --------  --------
Gross profit......................................  261,994   177,302   337,720
Operating expenses:
 Distributor incentives...........................  135,722    91,893   175,149
 Selling, general and administrative..............   74,433    49,317    75,188
                                                   --------  --------  --------
Operating income..................................   51,839    36,092    87,383
Other income (expense), net(/4/) .................   (2,298)   (3,217)    1,997
                                                   --------  --------  --------
Income before provision for income taxes..........   49,541    32,875    89,380
Provision for income taxes........................   19,005    12,612    32,471
                                                   --------  --------  --------
Net income (loss)................................. $ 30,536  $ 20,263  $ 56,909
                                                   ========  ========  ========
Net income per share.............................. $    .36  $    .24  $    .67
Weighted average common shares outstanding(/5/)...   85,377    85,377    85,377

                                                       AS OF SEPTEMBER 30, 1996
                                                       -------------------------
                                                        ACTUAL  AS ADJUSTED(/6/)
                                                       -------- ----------------
BALANCE SHEET DATA:                                         (IN THOUSANDS)
Cash and cash equivalents............................. $ 81,079     $160,971
Working capital.......................................   60,828       66,436
Total assets..........................................  168,907      279,568
Short term notes payable to stockholders..............       --       66,893
Short term note payable to NSI........................       --       10,000
Long term note payable to NSI.........................       --       10,000
Stockholders' equity..................................   78,259      102,027

                                                               AS                 AS
                              AS OF SEPTEMBER 30,        OF DECEMBER 31,   OF SEPTEMBER 30,
                         ------------------------------  ----------------  ------------------
                          1991   1992   1993     1994     1994     1995      1995      1996
                         -----  ------ -------  -------  -------  -------  --------  --------
OTHER INFORMATION(/7/):
Number of active
 distributors...........    --  33,000 106,000  152,000  170,000  236,000   224,000   331,000
Number of executive
 distributors...........    --     649   2,788    5,835    6,083    7,550     7,519    17,809

--------
(1) The information for the year ended December 31, 1994 is not included in the Company's Combined Financial Statements included elsewhere in this Prospectus. Such information has been presented for comparative purposes only.

(2) The unaudited pro forma income statement data reflects the Reorganization, the Offerings and the following adjustments as if such events had occurred on January 1, 1995: (i) the amortization over a 20-year period of a $25.0 million payment, consisting of $5.0 million in cash and $20.0 million in notes, to NSI for the exclusive rights to distribute NSI products in Thailand, Indonesia, Malaysia, the Philippines, the PRC, Singapore and Vietnam (the "License Fee"); (ii) the recognition by the Company of additional management charges of $4.4 million per year relating to certain support services provided to the Company by NSI and an NSI affiliate; (iii) estimated annual compensation expense of $1.3 million related to the employee stock bonus awards granted to employees of the Company, NSI and its affiliates; (iv) adjustments for U.S. Federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception; and (v) increased interest expense of $2.7 million relating to the issuance of $81.9 million of interest bearing S distribution notes (the "S Distribution Notes"), approximately $15.0 million of which will be repaid from the proceeds of the Offerings, due and payable within six months (8% interest per annum) to the Existing Stockholders in respect of the earned and undistributed taxable S corporation earnings and capital at September 30, 1996, that would have been distributed had the Company's S corporation status been terminated on September 30, 1996.

(3) The unaudited pro forma income statement data does not reflect the estimated non-cash compensation expense of $23.1 million in connection with the one-time grant of the Distributor Options at an exercise price of 25% of the initial public offering price. The granting and vesting of the Distributor Options will be conditioned upon distributor performance under the Global Compensation Plan and the NSI 1996 Distributor Stock Option Plan. The vesting of the Distributor Options is scheduled to occur on December 31, 1997. The Company will record distributor stock incentive expense for these non-employee stock options. See "Certain Relationships and Related Transactions" and "Shares Eligible for Future Sale."

(4) Other pro forma income and expense includes: (i) increased interest expense of $2.7 million for the year ended December 31, 1995 and for the nine months ended September 30, 1995, relating to the issuance of $81.9 million of S Distribution Notes (approximately $15.0 million of which will be repaid from the proceeds of the Offerings); (ii) increased interest expense of $0.9 million, $0.7 million and $0.1 million for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, respectively, relating to the issuance of $20.0 million in notes as partial payment of the License Fee payable to NSI; and (iii) increased interest income of $0.8 million, $0.6 million and $0.6 million for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, respectively, relating to an estimated $10.0 million note receivable from NSI as consideration for the Distributor Options.

(5) Reflects 80,250,000 shares of Common Stock and Common Stock equivalents outstanding after giving effect to the Reorganization, increased by the sale of 4,750,000 shares of Class A Common Stock, the award of 109,000 shares of Common Stock to employees of the Company and an option granted to an executive officer of the Company to purchase 267,500 shares of Class A Common Stock (14,500 shares of which will be issued upon partial exercise of such option following the Reorganization and prior to the Offerings and sold in connection with the Offerings). Supplemental income per share, calculated as if $25.0 million of the proceeds from the Offerings were used to repay notes payable, had a dilutive effect of less than 2%, and therefore is not presented.

(6) The as adjusted balance sheet data as of September 30, 1996 reflects estimated deferred compensation expense and additional paid-in capital of $23.1 million in connection with the one-time grant of the Distributor Options. The as adjusted balance sheet data also reflects: (i) the sale of 4,750,000 shares of Class A Common Stock pursuant to the Offerings; (ii) the issuance of $81.9 million of S Distribution Notes to the Selling Stockholders; (iii) a $15.0 million partial payment of the S Distribution Notes from the proceeds of the Offerings; (iv) $20.0 million in notes payable to NSI, consisting of a $10 million short-term note due on January 15, 1997 and a $10 million long-term note due on January 15, 1998, which will be issued as partial payment of the $25.0 million License Fee to NSI;
    (v) an estimated $10.0 million note receivable from NSI, issued by NSI as partial consideration for the Distributor Options; (vi) estimated deferred compensation and additional paid-in capital of $5.3 million, which represents the estimated compensation expense related to the employee stock bonus awards granted to employees of the Company, NSI and its affiliates which vest over a period of four years; and (vii) the recognition of a deferred tax asset of $5.8 million relating to adjustments for U.S. Federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception. No adjustment has been made to give effect to the Company's earned and undistributed taxable S corporation earnings for the period from October 1, 1996 through the S Termination Date (as defined herein). The Company anticipates the increase in the S Distribution Notes to be between approximately $10.0 million and $15.0 million. See "The Reorganization and S Corporation Distribution." The Company estimates that, at the Offerings, it will reserve between $60.0 million and $70.0 million of cash on hand for repayment of the S Distribution Notes. The balance of the S Distribution Notes will be repaid from cash generated by operations.

(7) Active distributors are those distributors who are resident in the countries in which the Company operates and who have purchased products during the three months ended as of the date indicated, rounded to the nearest thousand. An executive distributor is an active distributor who has submitted a qualifying letter of intent to become an executive distributor, achieved specified personal and group sales volumes for a four month period and maintained such specified personal and group sales volumes thereafter.

                                 RISK FACTORS

  An investment in the Class A Common Stock involves special considerations and significant risks, including, but not limited to, those discussed or referred to below. Prospective investors should carefully consider the following risks and information in conjunction with the other information contained in this Prospectus before purchasing shares of Class A Common Stock.

RELIANCE UPON INDEPENDENT DISTRIBUTORS OF NSI

  The Company distributes its products exclusively through independent distributors who have contracted directly with NSI to become distributors. Consequently, the Company does not contract directly with distributors but licenses its distribution system and distributor force from NSI. Distributor agreements with NSI are voluntarily terminable by distributors at any time. The Company's revenue is directly dependent upon the efforts of these independent distributors, and any growth in future sales volume will require an increase in the productivity of these distributors and/or growth in the total number of distributors. As is typical in the direct selling industry, there is turnover in distributors from year to year, which requires the sponsoring and training of new distributors by existing distributors to maintain or increase the overall distributor force and motivate new and existing distributors. The Company experiences seasonal decreases in distributor sponsoring and product sales in some of the countries in which the Company operates because of local holidays and customary vacation periods. The size of the distribution force can also be particularly impacted by general economic and business conditions and a number of intangible factors such as adverse publicity regarding the Company or NSI, or the public's perception of the Company's products, product ingredients, NSI's distributors or direct selling businesses in general. Historically, the Company has experienced periodic fluctuations in the level of distributor sponsorship (as measured by distributor applications). However, because of the number of factors that impact the sponsoring of new distributors, and the fact that the Company has little or no control over the level of sponsorship of new distributors, the Company cannot predict the timing or degree of those fluctuations. There can be no assurance that the number or productivity of the Company's distributors will be sustained at current levels or increased in the future. In addition, the number of distributors as a percent of the population in a given country or market could theoretically reach levels that become difficult to exceed due to the finite number of persons inclined to pursue a direct selling business opportunity. This is of particular concern in Taiwan, where industry sources have estimated that up to 10% of the population is already involved in some form of direct selling.

  Since distributor agreements are entered into between NSI and distributors, all of the distributors who generate revenue for the Company are distributors of NSI. See "--Relationship with and Reliance on NSI; Potential Conflicts of Interest." Because of this fact, the Company cannot control who becomes a distributor. In addition, because distributors are independent contractors of NSI, neither NSI nor the Company is in a position to provide the same level of direction, motivation and oversight as either would with respect to its own employees. Although NSI has a compliance department responsible for the enforcement of the policies and procedures that govern distributor conduct, it can be difficult to enforce these policies and procedures because of the large number of distributors and their independent status, as well as the impact of certain resale price maintenance and other regulations that limit the ability of NSI and the Company to monitor and control the sales practices of distributors.

POTENTIAL EFFECTS OF ADVERSE PUBLICITY

  The size of the distribution force and the results of the Company's operations can be particularly impacted by adverse publicity regarding the Company or NSI, including publicity regarding the legality of the Company's distribution system, the quality of the Company's products and product ingredients, regulatory investigations of the Company and its products, distributor actions and the public's perception of NSI's distributors and direct selling businesses generally.

  In 1991 and 1992, NSI was the subject of investigations by various regulatory agencies of eight states. All of the investigations were concluded satisfactorily. However, the publicity associated with the investigations resulted in a material adverse impact to NSI's results of operations. The Company has not been subject to investigations in Asia, however, the denial by the Malaysian government in 1995 of the Company's business permits due to distributor action resulted in adverse publicity for the Company. There can be no assurance that the Company will not be subject to adverse publicity in the future as a result of similar regulatory investigations, similar distributor actions or other factors or that such adverse publicity will not have a material adverse effect on the Company's business or results of operations. See "--Government Regulation of Direct Selling Activities," "--Government Regulation of Products and Marketing" and "--Entering New Markets."

POTENTIAL NEGATIVE IMPACT OF DISTRIBUTOR ACTIONS

  Distributor actions can negatively impact the Company and its products. For example, in October 1995, the Company's business permit applications were denied by the Malaysian government as the result of activities by certain NSI distributors before required government approvals could be secured. NSI subsequently terminated the distributorship rights of some of the distributors involved and elected to withdraw from the Malaysian market for a period of time. The denial by the Malaysian government of the Company's business permit application resulted in adverse publicity for the Company. Distributor activities in other countries in which the Company has not commenced operations may similarly result in an inability to secure, or delay in securing required regulatory and business permits. See "Business--New Market Opportunities." In addition, the publicity resulting from such distributor activities and other distributor activities such as inappropriate earnings claims and product representations by distributors can make the sponsoring and retaining of distributors more difficult, thereby negatively impacting sales. See "--Potential Effects of Adverse Publicity." Furthermore, the Company's business and results of operations could be adversely affected if NSI terminates a significant number of distributors or certain distributors who play a key role in the Company's distribution system. There can be no assurance that these or other distributor actions will not have a material adverse effect on the Company's business or results of operations.

GOVERNMENT REGULATION OF DIRECT SELLING ACTIVITIES

  Direct selling activities are regulated by various governmental agencies. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid" or "chain sales" schemes, that promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods and/or do not involve legitimate products. In Japan, the Company's distribution system is regulated under the "Door-to-Door" Sales Law, which requires the submission of specific information concerning the Company's business and products and which provides certain cancellation and cooling-off rights for consumers and new distributors. Management has been advised by counsel that in some respects Japanese laws are becoming more restrictive with respect to direct selling in Japan. In Taiwan, the Fair Trade Law (and the Enforcement Rules and Supervisory Regulations of Multi-Level Sales) requires the Company to comply with registration procedures and also provides distributors with certain rights regarding cooling-off periods and product returns. The Company also complies with South Korea's strict Door-to-Door Sales Act, which requires, among other things, the regular reporting of revenue, the registration of distributors together with the issuance of a registration card, and the maintaining of a current distributor registry. This law also limits the amount of sponsoring bonuses that a registered multi-level marketing company can pay to its distributors to 35% of revenue in a given month.

  As is the case with most network marketing companies, NSI and the Company have from time to time received inquiries from various government regulatory authorities regarding the nature of their business and other issues such as compliance with local business opportunity and securities laws. Although to date none of these inquiries has resulted in a finding materially adverse to the Company or NSI, adverse publicity resulting from inquiries into NSI's operations by certain government agencies in the early 1990's, stemming in part out of alleged inappropriate product and earnings claims by distributors, materially adversely affected NSI's business and results of operations. There can be no assurance that the Company or NSI will not face similar inquiries in the future which, either as a result of findings adverse to the Company or NSI or as a result of adverse publicity resulting from the instigation of such inquiries, could have a material adverse effect on the Company's business and results of operations. See "--Potential Effects of Adverse Publicity."

  Based on research conducted in opening its existing markets (including assistance from local counsel), the nature and scope of inquiries from government regulatory authorities and the Company's history of operations in such markets to date, the Company believes that its method of distribution is in compliance in all material respects with the laws and regulations relating to direct selling activities of the countries in which the Company currently operates. Even though management believes that laws governing direct selling are generally becoming more permissive in certain Asian countries, many countries, including Singapore, one of the Company's potential markets, currently have laws in place that would prohibit the Company and NSI from conducting business in such markets. There can be no assurance that the Company will be allowed to conduct business in each of the new markets or continue to conduct business in each of its existing markets licensed from NSI. See "--Entering New Markets."

GOVERNMENT REGULATION OF PRODUCTS AND MARKETING

  The Company and NSI are subject to or affected by extensive governmental regulations not specifically addressed to network marketing. Such regulations govern, among other things, (i) product formulation, labeling, packaging and importation, (ii) product claims and advertising, whether made by the Company, NSI or NSI distributors, (iii) fair trade and distributor practices, and (iv) taxes, transfer pricing and similar regulations that affect foreign taxable income and customs duties.

  The Japanese Ministry of Health and Welfare ("MOHW") requires the Company to possess an import business license and to register each personal care product imported into the country. Packaging and labeling requirements are also specified. The Company has had to reformulate many products to satisfy MOHW regulations. In Japan, nutritional foods, drugs and quasi-drugs are all strictly regulated. The chief concern involves the types of claims and representations that can be made regarding the efficacy of nutritional products. In Taiwan, all "medicated" cosmetic and pharmaceutical products, including PharmAssist, require registration. In Hong Kong and Macau, "pharmaceutical" products are strictly regulated. In South Korea, the Company is subject to and has obtained the mandatory certificate of confirmation as a qualified importer of cosmetics under the Pharmaceutical Affairs Law and is required to obtain additional product approvals for each of the 45 categories of cosmetic products which it imports. Each new cosmetic product undergoes a 60-day post-customs inspection where, in addition to compliance with ingredient requirements, each product is inspected for compliance with South Korean labeling requirements. There can be no assurance that these or other applicable regulations will not prevent the Company from introducing new products into its markets or require the reformulation of existing products.

  Based on the Company's experience and research (including assistance from counsel) and the nature and scope of inquiries from government regulatory authorities, the Company believes that it is in material compliance with all regulations applicable to the Company. Despite this belief, either the Company or NSI could be found not to be in material compliance with existing regulations as a result of, among other things, the considerable interpretative and enforcement discretion given to regulators or misconduct by independent distributors. In 1994, NSI and three of its distributors entered into a consent decree with the Federal Trade Commission (the "FTC") with respect to its investigation of certain product claims and distributor practices, pursuant to which NSI paid approximately $1 million to settle the FTC investigation. NSI is currently in discussions with the FTC regarding its compliance with such consent decree and other product issues raised by the FTC. There can be no assurances that the Company will not be subject to similar inquiries and regulatory investigations or disputes and the effects of any adverse publicity resulting therefrom. Any assertion or determination that either the Company, NSI or any NSI distributors are not in compliance with existing laws or regulations could potentially have a material adverse effect on the Company's business and results of operations. In addition, in any country or jurisdiction, the adoption of new laws or regulations or changes in the interpretation of existing laws or regulations could generate negative publicity and/or have a material adverse effect on the Company's business and results of operations. The Company cannot determine the effect, if any, that future governmental regulations or administrative orders may have on the Company's business and results of operations. Moreover, governmental regulations in countries where the Company plans to commence or expand operations may prevent, delay or limit market entry of certain products or require the reformulation of such products. Regulatory action, whether or not it results in a final determination adverse to the Company or NSI, has the potential to create negative publicity, with detrimental effects on the motivation and recruitment of distributors and, consequently, on the Company's sales and earnings. See "--Potential Effects of Adverse Publicity," "--Entering New Markets" and "Business--Government Regulation--Regulation of Products and Marketing."

RELIANCE ON CERTAIN DISTRIBUTORS; POTENTIAL DIVERGENCE OF INTERESTS BETWEEN DISTRIBUTORS AND THE COMPANY

  The Company's Global Compensation Plan allows distributors to sponsor new distributors. The sponsoring of new distributors creates multiple distributor levels in the network marketing structure. Sponsored distributors are referred to as " downline" distributors within the sponsoring distributor's "downline network." If downline distributors also sponsor new distributors, additional levels of downline distributors are created, with the new downline distributors also becoming part of the original sponsor's "downline network." As a result of this network marketing distribution system, distributors develop relationships with other distributors, both within their own countries and internationally. The Company believes that its revenue is generated from thousands of distributor networks. However, the Company estimates that approximately 520 distributorships worldwide comprise NSI's two highest executive distributor levels. These distributorships have developed extensive downline networks which consist of thousands of sub-networks. Together with such networks, these distributorships account for substantially all of the Company's revenue. Consequently, the loss of such a high-level distributor or another key distributor together with a group of leading distributors in such distributor's downline network, or the loss of a significant number of distributors for any reason, could adversely affect sales of the Company's products, impair the Company's ability to attract new distributors and adversely impact earnings.

  Under the Global Compensation Plan, a distributor receives commissions based on products sold by the distributor and by participants in the distributor's worldwide downline network, regardless of the country in which such participants are located. The Company, on the other hand, receives revenues based almost exclusively on sales of products to distributors within the Company's markets. So, for example, if a distributor located in Japan sponsors a distributor in Europe, the Japanese distributor could receive commissions based on the sales made by the European distributor, but the Company would not receive any revenue since the products would have been sold outside of the Company's markets. The interests of the Company and distributors therefore diverge somewhat in that the Company's primary objective is to maximize the amount of products sold within the Company's markets, while the distributors' objective is to maximize the amount of products sold by the participants in the distributors' worldwide downline networks. The Company and NSI have observed that the commencement of operations in a new country tends to distract the attention of distributors from the established markets for a period of time while key distributors begin to build their downline networks within the new country. NSI is currently contemplating opening operations in additional countries outside of the Company's markets. To the extent distributors focus their energies on establishing downline networks in these new countries, and decrease their focus on building organizations within the Company's markets, the Company's business and results of operations could be adversely affected. Furthermore, the Company itself is currently contemplating opening new markets. In the event distributors focus on these new markets, sales in existing markets might be adversely affected. There can be no assurance that these new markets will develop or that any increase in sales in new markets will not be more than offset by a decrease in sales in the existing markets.

ENTERING NEW MARKETS

  As part of its growth strategy, the Company has acquired from NSI the right to act as NSI's exclusive distribution vehicle in Thailand, Indonesia, Malaysia, the Philippines, the PRC, Singapore and Vietnam. The Company has undertaken a preliminary review of the laws and regulations to which its operations would be subject in Thailand, the Philippines, Indonesia, Malaysia, the PRC, Vietnam and Singapore. Given existing regulatory environments and economic conditions, the Company's entrance into Singapore and Vietnam is not anticipated in the short to mid-term. The Company currently intends, subject to receipt of government approvals, to commence operations in Thailand in the near future and has conducted preliminary investigations into the feasibility of opening the other markets in the countries for which the Company has the right to act as NSI's exclusive distributor. The regulatory and political climate in these other markets is such that a replication of the Company's current operating structure cannot be guaranteed. Because the Company's personal care and nutritional product lines are positioned as premium product lines, the market potential for the Company's product lines in relatively less developed countries, such as the PRC and Vietnam, remains to be determined. Modifications to each product line may be needed to accommodate the market conditions in each country, while maintaining the integrity of the Company's products. No assurance can be given that the Company will be able to successfully reformulate its product lines in any of its new markets to attract local consumers.

  Each of the proposed new markets will present additional unique difficulties and challenges. In Thailand, for example, businesses which are more than 50% owned by non-citizens are not permitted to operate unless they have an Alien Business Permit, which is frequently difficult to obtain. Under the Treaty of Amity and Economic Relations between Thailand and the United States (the "Treaty of Amity") an Alien Business Permit is not required if a Thailand business is owned by an entity organized in the United States, a majority of whose owners are U.S. citizens or entities. From time to time, it has been reported that certain Thailand government officials have considered supporting the termination of the Treaty of Amity. There can be no assurance that the Company will ever be able to obtain all of the necessary permits and approvals to commence operations in Thailand. The Company could face particular difficulties in commencing operations in Thailand if the Treaty of Amity were terminated and the Company were forced to obtain an Alien Business Permit.

  The PRC has also proven to be a particularly difficult market for foreign corporations due to its extensive government regulation and the historical political tenants of the PRC government. In order to enter the market in the PRC, the Company may be required to create a joint venture enterprise with a Chinese entity and to establish a local manufacturing presence, which will entail a significant investment on the Company's part. The Company will likely have to apply for licenses on a province by province basis and the repatriation of the Company's profits will be subject to restrictions on currency conversion and the fluctuations of the government controlled exchange rate. In addition, because distribution systems are greatly fragmented, the Company may be forced to use business models significantly different from those used by the Company in more developed countries. The lack of a comprehensive legal system and the uncertain and sporadic enforcement of existing legislation and laws could also have an adverse effect on the Company's proposed business in the PRC.

  The other potential new markets also present significant regulatory, political and economic obstacles to the Company. In Singapore, for example, network marketing is currently illegal and is not permitted under any circumstances. Although the Company believes that this restriction will eventually be relaxed or repealed, no assurance can be given that such regulation will not remain in place and that the Company will not be permanently prevented from initiating sales in Singapore. In addition, Malaysia has governmental guidelines that have the effect of limiting foreign ownership of companies operating in Malaysia. There can be no assurance that the Company will be able to properly structure Malaysian operations to comply with this policy. In October of 1995, the Company's business permit applications were denied by the Malaysian government as a result of activities by certain NSI distributors. Therefore, the Company believes that although significant opportunities exist to expand its operations into new markets, there can be no assurance that these or other difficulties will not prevent the Company from realizing the benefits of this opportunity.

MANAGING GROWTH

  The Company has experienced rapid growth since it commenced operations in 1991. The management challenges imposed by this growth include entry into new markets, growth in the number of employees and distributors, expansion of facilities necessary to accommodate growth and additions and modifications to the Company's product lines. To manage these changes effectively, the Company may be required to hire additional management and operations personnel and to improve its operational, financial and management systems. If the Company is unable to manage growth effectively or hire or retain qualified personnel, the Company's business and results of operations could be adversely affected.

POSSIBLE ADVERSE EFFECT ON THE COMPANY OF A CHANGE IN THE STATUS OF HONG KONG

  The Company has offices and a portion of its operations in the British Crown Colony of Hong Kong. Effective July 1, 1997, the exercise of sovereignty over Hong Kong will be transferred from the Government of the United Kingdom of Great Britain and Northern Ireland (the "United Kingdom") to the government of the PRC pursuant to the Sino-British Joint Declaration on the Question of Hong Kong (the "Joint Declaration") and Hong Kong will become a Special Administrative Region (SAR) of the PRC. The Joint Declaration provides that Hong Kong will be directly under the authority of the government of the PRC but Hong Kong will enjoy a high degree of autonomy except in foreign and defense affairs, and that Hong Kong will be vested with executive, legislative and independent judicial power. The Joint Declaration also provides that the current social and economic systems in Hong Kong will remain unchanged for 50 years after June 30, 1997 and that Hong Kong will retain the status of an international financial center. Although sales in Hong Kong accounted for less than 5% of the Company's revenues for the year ended December 31, 1995, Hong Kong serves as the location for the Company's regional offices and an important base of operations for many of the Company's most successful distributors whose downline distributor networks extend into other Asian markets. Any adverse effect on the social, political or economic systems in Hong Kong resulting from this transfer could have a material adverse effect on the Company's business and results of operations. Although the Company does not anticipate any material adverse change in the business environment in Hong Kong resulting from the 1997 transfer of sovereignty, the Company is formulating contingency plans to transfer the Company's regional office to another jurisdiction in the event that the Hong Kong business environment is so affected.

RELATIONSHIP WITH AND RELIANCE ON NSI; POTENTIAL CONFLICTS OF INTEREST

  Following the Reorganization, NSI will retain ownership and control of the NSI trademarks, tradenames, the Global Compensation Plan, distributor lists and related intellectual property and know-how (collectively, the "Licensed Property"), and will license to the Company rights to use the Licensed Property in certain markets. NSI and its affiliates currently operate in 15 countries, excluding the countries in which the Company currently operates, and following the Offerings will continue to market and sell personal care and nutritional products in these countries, as well as in additional countries outside of the Company's markets, through the network marketing channel. Thus the Company will not be able to use the Nu Skin name to expand into other markets for which the Company does not currently have a license without first obtaining additional licenses or other rights from NSI. There can be no assurance that NSI will make any additional markets available to the Company or that the terms of any new licenses from NSI will be acceptable to the Company.

  NSI has licensed to the Company, through the Subsidiaries, rights to distribute NSI products and to use the Licensed Property in the Company's markets, and an NSI affiliate, Nu Skin Management Group, Inc. ("NSIMG") will provide management support services to the Company and the Subsidiaries, pursuant to distribution, trademark/tradename license, licensing and sales, and management services agreements with the Subsidiaries (collectively, the "Operating Agreements"). The Company will rely on NSI for research, development, testing, labeling and regulatory compliance for products sold to the Company under the distribution agreements, and virtually all of the Company's revenues will be derived from products and sales aids purchased from NSI pursuant to these agreements. NSIMG will provide the Company with a variety of management and consulting services, including, but not limited to, management, legal, financial, marketing and distributor support/training, public relations, international expansion, human resources, strategic planning, product development and operations administration services. Each of the Operating Agreements is for a term ending December 31, 2016, and is subject to renegotiation after December 31, 2001, in the event that the Existing Stockholders, on a combined basis, no longer beneficially own a majority of the combined voting power of the outstanding shares of common stock of the Company or of NSI. The Company will be almost completely dependent on the Operating Agreements to conduct its business, and in the event NSI is unable or unwilling to perform its obligations under the Operating Agreements, or terminates the Operating Agreements as provided therein, the Company's business and results of operations will be adversely affected. See "Business--Relationship with NSI."

  Upon the consummation of the Offerings, approximately 98.6% of the combined voting power of the outstanding shares of Common Stock will be held by the Existing Stockholders (approximately 98.4% if the underwriters' over-allotment options are exercised in full). Consequently, the Existing Stockholders will have the ability, acting in concert, to elect all directors of the Company and approve any action requiring approval by a majority of the stockholders of the Company. The Existing Stockholders also own, and following the Offerings will continue to own, 100% of the outstanding shares of NSI. As a result of this ownership, the Existing Stockholders will consider the short-term and the long-term impact of all stockholder decisions on the consolidated financial results of NSI and the Company. See "--Control by Existing Stockholders; Anti-Takeover Effect of Dual Classes of Common Stock."

  The Operating Agreements were approved by the present Board of Directors of the Company, which is composed entirely of officers and shareholders of NSI. It is expected that, subsequent to the closing of the Offerings, the composition of the Board of Directors of the Company will be changed so that at least two of its members will be persons unaffiliated with NSI. In addition, most of the executive officers of the Company are also executive officers of NSI. It is expected that a number of the Company's executive officers will continue to spend a portion of their time on the affairs of NSI, for which they will continue to receive compensation from NSI.

  Prior to or concurrently with the Offerings, the Company will purchase from NSI for $25 million the exclusive rights to distribute NSI products in Thailand, Indonesia, Malaysia, the Philippines, the PRC, Singapore and Vietnam. The Company will pay $15 million of this amount out of the proceeds of the Offerings.

  In view of the substantial relationships between the Company and NSI, conflicts of interest may exist or arise with respect to existing and future business dealings, including, without limitation, the relative commitment of time and energy by the executive officers to the respective businesses of the Company and NSI, potential acquisitions of businesses or properties, the issuance of additional securities, the election of new or additional directors, the payment of dividends by the Company, including the use of $15 million of the proceeds of the Offerings to repay a portion of the S Distribution Notes. See "The Reorganization and S Corporation Distribution." There can be no assurance that any conflicts of interest will be resolved in favor of the Company. Under Delaware and Utah law, a person who is a director of both the Company and NSI owes fiduciary duties to both corporations and their respective shareholders. As a result, persons who are directors of both the Company and NSI are required to exercise their fiduciary duties in light of what they believe to be best for each of the companies and its shareholders. See "Certain Relationships and Related Transactions."

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER EFFECT OF DUAL CLASSES OF COMMON STOCK

  Because of the relationship between the Company and NSI, management elected to structure the capitalization of the Company in such a manner as to minimize the possibility of a change in control of the Company without the consent of the Existing Stockholders. Consequently, the shares of Class B Common Stock enjoy ten to one voting privileges over the shares of Class A Common Stock until the outstanding shares of Class B Common Stock constitute less than 10% of the total outstanding shares of Common Stock. Immediately following the Offerings, the Existing Stockholders will collectively own 100% of the outstanding shares of the Class B Common Stock representing approximately 98.6% of the combined voting power of the outstanding shares of Common Stock (approximately 98.4% if the underwriters' over-allotment options are exercised in full). Accordingly, following completion of the Offerings, the Existing Stockholders, acting fully or partially in concert, will be able to control the election of the Board of Directors of the Company and thus the direction and future operations of the Company without the supporting vote of any other stockholder of the Company, including decisions regarding acquisitions and other business opportunities, the declaration of dividends and the issuance of additional shares of Class A Common Stock and other securities. NSI is a privately-held company, all of the shares of which are owned by certain Existing Stockholders of the Company. As long as the shareholders of NSI are majority stockholders of the Company, assuming they act in concert, third parties will not be able to obtain control of the Company through purchases of shares of Class A Common Stock. See "Principal and Selling Stockholders" and "Description of Capital Stock."

ADVERSE IMPACT ON COMPANY INCOME DUE TO DISTRIBUTOR OPTION PROGRAM

  Prior to the Offerings, the Existing Stockholders intend to convert 1,605,000 shares of Class B Common Stock to Class A Common Stock and contribute such shares of Class A Common Stock to the Company. The

Company intends to grant to NSI options to purchase such shares of Class A Common Stock, and NSI intends to assign these options to qualifying distributors of NSI in connection with the Offerings (the "Distributor Options"). The exercise price for the Distributor Options will be 25% of the price to the public in connection with the Offerings. The vesting of the Distributor Options is subject to certain conditions, and the Distributor Options are being registered along with the shares of Class A Common Stock underlying such Distributor Options concurrently with the Offerings pursuant to Rule 415 under the 1933 Act.

  The Company estimates a pre-tax non-cash compensation expense of $23.1 million in connection with the grant of the Distributor Options. This non-cash compensation expense will result in a corresponding impact on net income and net income per share, which may also result in a corresponding impact on the market price of the Class A Common Stock. See "Shares Eligible for Future Sale."

RELIANCE ON AND CONCENTRATION OF OUTSIDE MANUFACTURERS

  Virtually all the Company's products are sourced through NSI and are produced by manufacturers unaffiliated with NSI. The Company currently has little or no direct contact with these manufacturers. The Company's profit margins and its ability to deliver its existing products on a timely basis are dependent upon the ability of NSI's outside manufacturers to continue to supply products in a timely and cost-efficient manner. Furthermore, the Company's ability to enter new markets and sustain satisfactory levels of sales in each market is dependent in part upon the ability of suitable outside manufacturers to reformulate existing products, if necessary to comply with local regulations or market environments, for introduction into such markets. Finally, the development of additional new products in the future will likewise be dependent in part on the services of suitable outside manufacturers.

  The Company currently acquires products or ingredients from sole suppliers or suppliers that are considered by the Company to be the superior suppliers of such ingredients. The Company believes that, in the event it is unable to source any products or ingredients from its current suppliers, the Company could produce such products or replace such products or substitute ingredients without great difficulty or prohibitive increases in the cost of goods sold. However, there can be no assurance that the loss of such a supplier would not have a material adverse effect on the Company's business and results of operations.

  With respect to sales to the Company, NSI currently relies on two unaffiliated manufacturers to produce approximately 70% and 80% of its personal care and nutritional products, respectively. NSI has a written agreement with the primary supplier of the Company's personal care products that expires at the end of 1997. An extension to such contract is currently being negotiated. NSI does not currently have a written contract with the primary supplier of the Company's nutritional products. The Company believes that in the event that NSI's relationship with any of its key manufacturers is terminated, NSI will be able to find suitable replacement manufacturers. However, there can be no assurance that the loss of either manufacturer would not have a material adverse effect on the Company's business and results of operations.

RELIANCE ON OPERATIONS OF AND DIVIDENDS AND DISTRIBUTIONS FROM SUBSIDIARIES

  The Company is a holding company without operations of its own or significant assets other than ownership of 100% of the capital stock of each of the Subsidiaries. Accordingly, an important source of the Company's income will be dividends and other distributions from the Subsidiaries. Each of the Subsidiaries has its operations in a country other than the United States, the country in which the Company is organized. In addition, each of the Subsidiaries receives its revenues in the local currency of the country or jurisdiction in which it is situated. As a consequence, the Company's ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local laws and regulations, and foreign currency exchange regulations of the country or jurisdictions in which the Subsidiaries operate. The Subsidiaries' ability to pay dividends or make other distributions to the Company is also subject to their having sufficient funds from their operations legally available for the payment of such dividends or distributions that are not needed to fund their operations, obligations or other business plans. Because the Company will be a stockholder of each of the Subsidiaries, the Company's claims as such will generally rank junior to all other creditors of and claims against the Subsidiaries. In the event of a Subsidiary's liquidation, there may not be assets sufficient for the Company to recoup its investment in such Subsidiary.

TAXATION RISKS AND TRANSFER PRICING

  After the Reorganization, the Company will be subject to taxation in the United States, where it is incorporated, at a statutory corporate federal tax rate of 35.0% plus any applicable state income taxes. In addition, each Subsidiary will be subject to taxation in the country in which it operates, currently ranging from a statutory tax rate of 57.9% in Japan to 16.5% in Hong Kong. The Company will be eligible for foreign tax credits in the U.S. for the amount of foreign taxes actually paid in a given period. In the event that the Company's operations in high tax jurisdictions such as Japan grow disproportionately to the rest of the Company's operations, the Company will be unable to fully utilize its foreign tax credits in the U.S., which could, accordingly, result in the Company paying a higher overall effective tax rate on its worldwide operations.

  Because the Subsidiaries operate outside of the United States, the Company is subject to the jurisdiction of numerous foreign tax authorities. In addition to closely monitoring the Subsidiaries locally based income, these tax authorities regulate and restrict various corporate transactions, including intercompany transfers. The Company believes that the tax authorities in Japan and South Korea are particularly active in challenging the tax structures of foreign corporations and their intercompany transfers. Although the Company believes that its tax and transfer pricing structures are in compliance in all material respects with the laws of every jurisdiction in which it operates, no assurance can be given that these structures will not be challenged by foreign tax authorities or that such challenges will not have a material adverse effect on the Company's business or results of operations.

INCREASE IN DISTRIBUTOR COMPENSATION EXPENSE

  Under the Licensing and Sales Agreements (the "Licensing and Sales Agreements") between each of the Subsidiaries and NSI, the Company has agreed to incur a distributor commission expense of 42% of commissionable product sales (with the exception of South Korea where, due to government regulations, the Company uses a formula based upon a maximum payout of 35% of commissionable product sales). The Licensing and Sales Agreements provide that the Company is to satisfy this obligation by paying commissions owed to local distributors. In the event that these commissions exceed 42% of commissionable product sales, the Company is entitled to receive the difference from NSI. In the event that the commissions paid are lower than 42%, the Company must pay the difference to NSI. Under this formulation, the Company's total commission expense is fixed at 42% of commissionable product sales in each country (except for South Korea). The 42% figure has been set on the basis of NSI's experience over the past seven years during which period actual commissions paid in a given year together with the cost of administering the Global Compensation Plan have ranged between 41% and 43% of commissionable product sales for such year (averaging approximately 42%). In the event that actual commissions payable to distributors from sales in the Company's markets vary from these historical results, whether as a result of changes in distributor behavior or changes to the Global Compensation Plan or in the event that NSI's cost of administering the Global Compensation Plan increases or decreases, the Licensing and Sales Agreements provide that the intercompany settlement figure may be modified to more accurately reflect actual results. This could result in the Company becoming obligated to make greater settlement payments to NSI under the Licensing and Sales Agreements. Such additional payments could adversely affect the Company's results of operations. Because the Company licenses the right to use the Global Compensation Plan from NSI, the structure of the plan, including commission rates, is under the control of NSI.

SEASONALITY AND CYCLICALITY

  While neither seasonal nor cyclical variations have materially affected the Company's results of operations to date, the Company believes that its rapid growth may have overshadowed these factors. Accordingly, there can be no assurance that seasonal or cyclical variations will not materially adversely affect the Company's results of operations in the future.

  The direct selling industry in Asia is impacted by certain seasonal trends such as major cultural events and vacation patterns. For example, Japan, Taiwan, Hong Kong and South Korea celebrate the local New Year in the Company's first quarter. Management believes that direct selling in Japan is also generally negatively impacted during August, when many individuals traditionally take vacations.

  Generally, the Company has experienced rapid revenue growth in each new market from the commencement of operations. In Japan, Taiwan and Hong Kong, the initial rapid revenue growth was followed by a short period of stable revenue followed by renewed growth fueled by new product introductions, an increase in the number of active distributors and increased distributor productivity. In addition, the Company may experience variations on a quarterly basis in its results of operations, as new products are introduced and new markets are opened. No assurances can be given that the Company's revenue growth rate in South Korea, which commenced operations in February 1996, or in new markets where operations have not commenced, will follow this pattern.

PRODUCT LIABILITY

  The Company may be subject, under applicable laws and regulations, to liability for loss or injury caused by its products. The Company's Subsidiaries are currently covered for product liability claims to the extent of and under insurance programs maintained by NSI for their benefit and for the benefit of its affiliates purchasing NSI products and will continue to be so covered after the Offerings. Accordingly, NSI maintains a policy covering product liability claims for itself and its affiliates with a $1 million per claim and $1 million annual aggregate limit and an umbrella policy with a $40 million per claim and $40 million annual aggregate limit. Although the Company has not been the subject of material product liability claims and the laws and regulations providing for such liability in the Company's markets appear to have been seldom utilized, no assurance can be given that the Company may not be exposed to future product liability claims, and, if any such claims are successful, there can be no assurance that the Company will be adequately covered by insurance or have sufficient resources to pay such claims. The Company does not currently maintain its own product liability policy.

COMPETITION

  The markets for personal care and nutritional products are large and intensely competitive. The Company competes directly with companies that manufacture and market personal care and nutritional products in each of the Company's product lines. The Company competes with other companies in the personal care and nutritional products industry by emphasizing the value and premium quality of the Company's products and the convenience of the Company's distribution system. Many of the Company's competitors have much greater name recognition and financial resources than the Company. In addition, personal care and nutritional products can be purchased in a wide variety of channels of distribution. While the Company believes that consumers appreciate the convenience of ordering products from home through a sales person or through a catalog, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change. The Company's product offerings in each product category are also relatively small compared to the wide variety of products offered by many other personal care and nutritional product companies. There can be no assurance that the Company's business and results of operations will not be affected materially by market conditions and competition in the future.

  The Company also competes with other direct selling organizations, some of which have longer operating histories and higher visibility name recognition and financial resources. The leading network marketing company in the Company's markets is Amway Corporation and its affiliates. The Company competes for new distributors on the basis of the Global Compensation Plan and its premium quality products. Management envisions the entry of many more direct selling organizations into the marketplace as this channel of distribution expands over the next several years. The Company has been advised that certain large, well-financed corporations are planning to launch direct selling enterprises which will compete with the Company in certain of its product lines. There can be no assurance that the Company will be able to successfully meet the challenges posed by this increased competition.

  The Company competes for the time, attention and commitment of its independent distributor force. Given that the pool of individuals interested in the business opportunities presented by direct selling tends to be limited in each market, the potential pool of distributors for the Company's products is reduced to the extent other network marketing companies successfully recruit these individuals into their businesses. Although management believes that the Company offers an attractive business opportunity, there can be no assurance that other network marketing companies will not be able to recruit the Company's existing distributors or deplete the pool of potential distributors in a given market.

OPERATIONS OUTSIDE THE UNITED STATES; CURRENCY RISKS

  Virtually all of the Company's assets and operations are located, and all of its revenues are derived from, operations outside the United States. The Company's operations may be materially and adversely affected by economic, political and social conditions in the countries in which it operates. A change in policies by any government in the Company's markets could adversely affect the Company and its operations through, among other things, changes in laws, rules or regulations, or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, currency repatriation or imports, or the expropriation of private enterprises. Although the general trend in these countries has been toward more open markets and trade policies and the fostering of private business and economic activity, no assurance can be given that the governments in these countries will continue to pursue such policies or that such policies will not be significantly altered in future periods. This could be especially true in the event of a change in leadership, social or political disruption or upheaval, or unforeseen circumstances affecting economic, political or social conditions or policies. The Company is aware of news releases in South Korea, for example, reporting comments by political figures proposing restrictions on foreign direct sellers designed to protect the market share of local companies. There can be no assurance that such activities, or other similar activities in the Company's markets, will not result in passage of legislation or the enactment of policies which could materially adversely affect the Company's operations in these markets. In addition, the Company's ability to expand its operations into the new markets for which it has received an exclusive license to distribute NSI products will directly depend on its ability to secure the requisite government approvals and comply with the local government regulations in each of those countries. The Company has in the past experienced difficulties in obtaining such approvals as a result of certain actions taken by its distributors, and no assurance can be given that these or similar problems will not prevent the Company from commencing operations in those countries. See "Risk Factors-- Entering New Markets."

  The Company purchases virtually all of its products from NSI through Nu Skin Hong Kong. Nu Skin Hong Kong pays for its purchases from NSI under a regional distribution agreement in U.S. dollars, while the other Subsidiaries pay for their purchases from Nu Skin Hong Kong under wholesale distribution agreements in their local currency. Nu Skin Hong Kong therefore bears significant currency exchange risk as a result of purchases from NSI on behalf of the Subsidiaries. Fluctuations in currency exchange rates, particularly those caused by an increase in the value of the U.S. dollar, could have a material adverse effect on the Company's financial position, results of operations and cash flows. The Company reduces its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency exchange contracts. The Company currently does not use such financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange rate fluctuations on the Company's operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Currency Fluctuation and Exchange Rate Information."

IMPORT RESTRICTIONS, DUTIES AND REGULATION OF CONSUMER GOODS

  With the exception of a small percentage of revenues in Japan, virtually all of the Company's sales historically have been derived from products purchased from NSI. All of those products historically have been imported into the countries in which they were ultimately sold. The countries in which the Company currently conducts business impose various legal restrictions on imports. In Japan, the Japanese Ministry of Health and Welfare ("MOHW") requires the Company to possess an import business license and to register each personal care product imported into the country. Packaging and labeling requirements are also specified. The Company has had to reformulate many products to satisfy MOHW regulations. In Japan, nutritional foods, drugs and quasi-drugs are all strictly regulated. The chief concern involves the types of claims and representations that can be made regarding the efficacy of nutritional products. In Taiwan, all "medicated" cosmetic and pharmaceutical products, including PharmAssist, require registration. In Hong Kong and Macau,"pharmaceutical" products are strictly regulated. In South Korea, the Company is subject to and has obtained the mandatory certificate of confirmation as a qualified importer of cosmetics under the Pharmaceutical Affairs Law and is required to obtain additional product approvals for each of the 45 categories of cosmetic products which it imports. Each new cosmetic product undergoes a 60 day post-customs inspection where, in addition to compliance with ingredient requirements, each product is inspected for compliance with South Korean labeling requirements. There can be no assurance that these or other applicable regulations will not prevent the Company from introducing new products into its markets or require the reformulation of existing products.

  The Company has not experienced any difficulty maintaining its import licenses but has experienced complications regarding health and safety and food and drug regulations for nutritional products. Many products require reformulation to comply with local requirements. In addition, new regulations could be adopted or any of the existing regulations could be changed at any time in a manner that could have a material adverse effect on the Company's business and results of operations. Duties on imports are a component of national trade and economic policy and could be changed in a manner that would be materially adverse to the Company's sales and its competitive position compared to locally-produced goods, in particular in countries such as Taiwan, where the Company's products are already subject to high customs duties. In addition, import restrictions in certain countries and jurisdictions limit the Company's ability to import products from NSI. In some jurisdictions, such as the PRC, regulators may prevent the importation of NSI products altogether. Present or future health and safety or food and drug regulations could delay or prevent the introduction of new products into a given country or marketplace or suspend or prohibit the sale of existing products in such country or marketplace.

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER, CONTRACTUAL AND STATUTORY PROVISIONS

  The Board of Directors is authorized, subject to certain limitations, to issue without further consent of the stockholders up to 25,000,000 shares of preferred stock with rights, preferences and privileges designated by the Board of Directors. See "Description of Capital Stock--Preferred Stock." In addition, the Company's Certificate of Incorporation requires the approval of 66 2/3% of the outstanding voting power of the Class A Common Stock and the Class B Common Stock to authorize or approve certain change of control transactions. See "Description of Capital Stock--Common Stock--Voting Rights" and "--Mergers and Other Business Combinations." The Company's Certificate of Incorporation and Bylaws also contain certain provisions that limit the ability to call special meetings of stockholders and the ability of stockholders to bring business before or to nominate directors at a meeting of stockholders. See "Description of Capital Stock--Other Charter and Bylaw Provisions." Pursuant to the Company's 1996 Stock Incentive Plan, in the event of certain change of control transactions the Board of Directors has the right, under certain circumstances, to accelerate the vesting of options and the expiration of any restriction periods on stock awards. See "Management-- 1996 Stock Incentive Plan." Finally, the Operating Agreements with NSI and NSIMG are subject to renegotiation after December 31, 2001 upon a change of control of the Company. Any of these actions, provisions or requirements could have the effect of delaying, deferring or preventing a change of control of the Company. See "Business--Relationship with NSI--General Provisions."

  Upon consummation of the Offerings, the Company will be subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" (which includes a merger of not more than 10% of the corporations' assets) with an "interested stockholder" (a stockholder who, together with affiliates and associates, within the prior three years did own, 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder," unless the "business combination" or "interested stockholder" is approved in a prescribed manner. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law.

ABSENCE OF PUBLIC MARKET FOR CLASS A COMMON STOCK; DETERMINATION OF OFFERING PRICE; PRICE FLUCTUATIONS

  Prior to the Offerings, there has been no public market for the Class A Common Stock and there can be no assurance that an active trading market for the Class A Common Stock will develop or continue after the closing of the Offerings. Accordingly, no assurance can be given as to the liquidity of the market for the Class A Common Stock or the price at which any sales of shares of Class A Common Stock may occur in the future, which price will depend upon the number of holders thereof and other factors beyond the control of the Company, including the liquidity of the market for the Common Stock, investor perceptions of the Company, changes in conditions or trends in the Company's industry or publicly traded comparable companies, adverse publicity which the Company or NSI may suffer and general economic and other conditions. The initial public offering price per share of the Class A Common Stock will be determined by negotiation among the Company, the Selling Stockholders and representatives of the Underwriters, and may not be indicative of the market price for the shares of Class A Common Stock after the closing of the Offerings.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of a substantial number of shares of Class A Common Stock in the public market following the Offerings could adversely affect the market price for the Class A Common Stock. See "Description of Capital Stock" and "Shares Eligible for Future Sale."

DILUTION

  The initial public offering price is $23 per share of Class A Common Stock. At this offering price, investors purchasing shares of Class A Common Stock in the Offerings will incur immediate dilution of $22.08 per share. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company does not anticipate that any dividends will be declared on its Common Stock in the immediate future. The Company intends from time to time to re-evaluate this policy based on its net income and its alternative uses for retained earnings, if any. Any future declaration of dividends will be subject to the discretion of the Board of Directors of the Company and subject to certain limitations under the General Corporation Law of the State of Delaware. The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors of the Company. There can be no assurance regarding the timing or payment of any future dividends by the Company. It is anticipated that any dividends, if declared, will be paid in U.S. dollars. See "Dividend Policy."

               THE REORGANIZATION AND S CORPORATION DISTRIBUTION

THE REORGANIZATION

  Prior to the Offerings, the shareholders of Nu Skin Japan, Nu Skin Korea, Nu Skin Taiwan, Nu Skin Hong Kong and Nu Skin Thailand will contribute their shares of capital stock to the capital of the Company in a transaction intended to qualify under Section 351 of the Code in exchange for shares of the Company's Class B Common Stock (the "Reorganization"). Prior to the Reorganization, all of the outstanding shares of capital stock of the Subsidiaries and Nu Skin Thailand were held by the Existing Stockholders. The Reorganization will result in each of the Subsidiaries and Nu Skin Thailand becoming a wholly-owned subsidiary of the Company.

  Nu Skin Hong Kong and Nu Skin Taiwan are Utah corporations, each operating through branches in Hong Kong and Taiwan, respectively. Nu Skin Japan and Nu Skin Korea are Japanese and South Korean corporations, respectively, and both are domesticated corporations in Delaware. Nu Skin Thailand, which currently has no operations, is a Thailand corporation and also a Delaware domesticated corporation. Nu Skin Japan, Nu Skin Korea and Nu Skin Thailand each has dual residence in the U.S. and its respective foreign jurisdiction, and each is treated as a U.S. corporation for U.S. tax purposes and a Japan, South Korea or Thailand corporation, respectively, for tax purposes in each such jurisdiction. After the Reorganization, Nu Skin Hong Kong and Nu Skin Taiwan will continue to be viewed as branches in Hong Kong and Taiwan, respectively, and Nu Skin Japan, Nu Skin Korea and Nu Skin Thailand will continue to be viewed as domestic corporations in Japan, South Korea and Thailand, respectively.

  The following chart illustrates the organizational structure of the Company immediately after the Reorganization and the Offerings.

                     POST-REORGANIZATION AND THE OFFERINGS

                                     [CHART]

S CORPORATION DISTRIBUTION

  Prior to the Reorganization, each Subsidiary elected to be treated as an "S" corporation under subchapter S of the Code and comparable state tax laws. As a result of the Subsidiaries' S corporation status, the earnings of the Subsidiaries since incorporation have been included in the taxable income of the Existing Stockholders for Federal and certain state income tax purposes, and the Subsidiaries have generally not been subject to U.S. Federal or state income tax on such earnings. Prior to the consummation of the Offerings, the Subsidiaries' S corporation status will be terminated (the "S Termination Date"). Prior to the S Termination Date, the Company will declare a distribution to the Existing Stockholders that will include all of the Subsidiaries' previously earned and undistributed S corporation earnings through the S Termination Date (the "S Corporation Distribution").

As of September 30, 1996, the Subsidiaries' aggregate undistributed taxable S corporation earnings were $81.9 million. The Company estimates that the Subsidiaries' aggregate undistributed taxable S corporation earnings will be between $92.0 million and $97.0 million as of the S Termination Date (which includes approximately $10 million to $15 million of the Company's earned and undistributed taxable S corporation earnings for the period from October 1, 1996 through the S Termination Date). The S Corporation Distribution will be distributed in the form of promissory notes due within six months of the S Termination Date bearing interest at 8% per annum (S Distribution Notes). Upon the consummation of the Offerings, approximately $15.0 million of the proceeds from the Offerings will be used to pay a portion of the S Distribution Notes. The Company estimates that, at the Offerings, it will reserve between $60.0 million and $70.0 million of cash on hand for repayment of the S Distribution Notes. The balance of the S Distribution Notes will be repaid from cash generated by operations. On and after the S Termination Date, the Company will no longer be treated as an S corporation and, accordingly, will be fully subject to Federal and state income taxes.

                                USE OF PROCEEDS

  The net proceeds from the sale of shares of Class A Common Stock by the Company are estimated to be approximately $100 million after deducting underwriting discounts and offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares of Class A Common Stock by the Selling Stockholders, including from the exercise of the underwriters' over-allotment options. The Company has agreed to pay certain expenses on behalf of the Selling Stockholders.

  The Company anticipates applying the net proceeds of the Offerings as follows: (i) approximately $45 million of such proceeds will be used, together with operating income, to finance the planned entry of the Company into Thailand, the Philippines, the PRC (where it is anticipated that the Company will be required to invest in a manufacturing facility), Malaysia, Indonesia, Vietnam and Singapore, which includes a $15 million payment to NSI (consisting of a $5 million payment upon the consummation of the Offerings and a $10 million payment scheduled for January 15, 1997) as partial payment for the exclusive rights to distribute NSI products in these countries, and which may include organizational costs, the initial build-up of inventory and other start-up expenses; (ii) approximately $15 million will be used to repay a portion of the S Distribution Notes; (iii) approximately $12 million of such proceeds will be used for the introduction of new products in the Company's markets; (iv) approximately $12 million of such proceeds will be used to enhance the Company's technological infrastructure, including the expansion of information systems hardware and support capabilities allowing the Company the ability to better support distributors; (v) approximately $10 million of such proceeds will be used to expand the Company's presence and operations in South Korea, Japan and Taiwan, which will include the establishment of several additional walk-in distributor centers in major cities; and (vi) the remainder of such proceeds, approximately $6 million, will be used for general corporate purposes, which may include additional capital expansion projects. Pending such uses, the Company intends to invest the proceeds from the Offerings in short-term, interest bearing, investment grade instruments.

                                DIVIDEND POLICY

  The Company does not anticipate that any dividends will be declared on its Common Stock in the immediate future. The Company intends from time to time to re-evaluate this policy based on its net income and its alternative uses for retained earnings, if any. Any future declaration of dividends will be subject to the discretion of the Board of Directors of the Company and subject to certain limitations under the General Corporation Law of the State of Delaware (the "DGCL"). The timing, amount and form of dividends, if any, will depend, among other things, on the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors of the Company. It is anticipated that any dividends, if declared, will be paid in U.S. dollars. The Company, as a holding company, will be dependent on the earnings and cash flow of, and dividends and distributions from, the Subsidiaries to pay any cash dividends or distributions on the Class A Common Stock that may be authorized by the Board of Directors of the Company. See "Certain United States Tax Consequences to Non-United States Holders." Holders of Class A Common Stock and holders of Class B Common Stock will share equally in any dividends declared by the Board of Directors. See "Risk Factors--Absence of Dividends," "--Reliance on Operations of and Dividends and Distributions from Subsidiaries" and "Description of Capital Stock--Common Stock--Dividends" and "--Preferred Stock."

                                CAPITALIZATION

  The following table sets forth the cash and cash equivalents, the short-term debt and capitalization of the Company on a combined basis as of September 30, 1996, and as adjusted as of that date to give effect to the Reorganization, including (i) the S Corporation Distribution as if the Company's S corporation status had terminated on such date; and (ii) $5.8 million of net deferred tax assets that would have been recorded had the Company's S corporation status been terminated on September 30, 1996, and as further adjusted to reflect the sale by the Company of shares of Class A Common Stock in the Offerings, and the application of the net proceeds therefrom. The information below should be read in conjunction with the Combined Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and pro forma financial statements included elsewhere in this Prospectus.

                                     AS OF SEPTEMBER 30, 1996
                         -----------------------------------------------------------
                               (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                         AS                AS FURTHER
                         ACTUAL       ADJUSTED      ADJUSTED (/1/)(/2/)(/3/)
                         -------      --------      ------------------------
Cash and cash
 equivalents............ $81,079      $81,079               $160,971
                         =======      =======               ========
Short-term notes
 payable(/1/)(/4/)...... $    --      $81,893               $ 76,893
                         =======      =======               ========
Long-term notes
 payable(/1/)........... $    --      $    --               $ 10,000
Stockholders' equity:
 Capital Stock of the
  Subsidiaries prior to
  the Reorganization....   4,550(/5/)      --                     --
 Preferred Stock, par
  value $.001 per share,
  25,000,000 shares
  authorized,
  no shares issued and
  outstanding ..........      --           --                     --
 Class A Common Stock,
  par value $.001 per
  share, 500,000,000
  shares
  authorized, no, no and
  10,350,000 shares
  issued and outstanding
  actual, as adjusted
  and as further
  adjusted,
  respectively(/7/).....      --           --                     10
 Class B Common Stock,
  par value $.001 per
  share, 100,000,000
  shares authorized, no,
  80,250,000 and
  73,059,500 shares
  issued and outstanding
  actual, as adjusted
  and as further
  adjusted,
  respectively..........      --           80(/5/)                73
 Additional paid in
  capital...............      --           --                138,283
 Cumulative foreign
  currency translation
  adjustment............  (3,714)      (3,714)                (3,714)
 Retained earnings......  77,423        5,769(/6/)             5,769
 Deferred compensation..      --           --                (28,394)
 Note receivable from
  NSI...................      --           --                (10,000)
                         -------      -------               --------
   Total stockholders'
    equity..............  78,259        2,135                102,027
                         -------      -------               --------
   Total
    capitalization...... $78,259      $ 2,135               $112,027
                         =======      =======               ========

--------
(1) Reflects the sale by the Company of 4,750,000 shares of Class A Common Stock at an offering price of $23 per share, less estimated offering expenses of $9.4 million, including Underwriters' discounts. In connection with the Offerings, the Company will pay the $25.0 million License Fee to NSI, which consists of a $5 million cash payment upon the consummation of the Offerings, a $10 million short-term note due on January 15, 1997 and a $10 million long-term note due on January 15, 1998. The $5 million cash payment and the $10 million short-term note will be paid from the proceeds of the Offerings. Approximately $15.0 million of the net proceeds of the Offerings will also be used to repay a portion of the S Distribution Notes. The Company estimates that, at the Offerings, it will reserve between $60.0 million and $70.0 million of cash on hand for repayment of the S Distribution Notes. The balance of the S Distribution Notes are expected to be repaid from cash generated by operations.
(2) Reflects the conversion by the Existing Stockholders of 7,190,500 shares of Class B Common Stock into Class A Common Stock. Of these shares, 2,855,000 shares will be contributed by the Existing Stockholders, prior to the Offerings, to the Company and NSI and its affiliates (other than the Company) for issuance in connection with the Distributor Options and employee stock bonus awards and 4,335,500 shares will be sold in the Offerings. Also reflects 14,500 shares of Class A Common Stock that will be issued immediately following the Reorganization and prior to the Offerings upon exercise of options by an executive officer of the Company and which shares will be sold in the Offerings. Also reflects estimated deferred compensation and additional paid-in capital of $28.4 million, $5.3 million of which represents the estimated compensation expense related to the employee stock bonus awards granted to employees of the Company, NSI and its affiliates which vest over a period of four years and $23.1 million of which represents the estimated compensation expense related to the one-time grant of the Distributor Options with an exercise price at 25% of the initial public offering price to independent distributors (non-employees) of the Company immediately prior to the Offerings. See "Shares Eligible for Future Sale."
(3) No adjustment has been made to give effect to the Company's earned and undistributed taxable S corporation earnings for the period from October 1, 1996, through the S Termination Date. The Company anticipates the increase in the S Distribution Notes will be approximately $10 million and $15 million. See "The Reorganization and S Corporation Distribution."
(4) Reflects the issuance of $81.9 million of S Distribution Notes to the Selling Stockholders in respect of the earned and undistributed taxable S corporation earnings and capital at September 30, 1996, that would have been distributed had the Subsidiaries' S corporation status been terminated on September 30, 1996. Approximately $15.0 million of the net proceeds of the Offerings will be used to repay a portion of the S Distribution Notes.
(5) Reflects the contribution by the Existing Stockholders of their interests in the Subsidiaries in exchange for shares of Class B Common Stock.
(6) Reflects the recognition of a deferred tax asset of $5.8 million. In connection with the Reorganization, the Company will record deferred tax assets for U.S. Federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception.
(7) Excludes 1,605,000 shares held by the Company and reserved for issuance upon exercise of the Distributor Options.

                                   DILUTION

  The net tangible book value of the Company at September 30, 1996 was approximately $78.3 million, or $.98 per share of Common Stock. After giving effect to the Reorganization and the S Corporation Distribution as if they had occurred as of September 30, 1996 and the Company's S corporation status had terminated at such date, the pro forma net tangible book value of the Company at September 30, 1996 would have been approximately $2.1 million, or $.03 per share of Common Stock. After giving effect to the sale of the 4,750,000 shares of Class A Common Stock offered by the Company hereby, and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds" (after deducting estimated offering expenses and the underwriting discount), after the purchase of the License Fee from NSI, the pro forma net tangible book value of the Company as adjusted at September 30, 1996 would have been approximately $77.0 million, or $.92 per share. See "The Reorganization and S Corporation Distribution" and "Use of Proceeds." This represents an immediate dilution of $22.08 per share to purchasers of shares at the initial public offering price. See "Risk Factors--Dilution." The following table illustrates the per share dilution:

   Initial public offering price per share(/1/)..................        $23.00
     Net tangible book value per share at September 30, 1996..... $ .98
     Increase in net tangible book value per share attributable
      to the establishment of deferred tax assets................   .07
     Decrease in net tangible book value per share attributable to S Corporation Distribution and Reorganization........... (1.02)
                                                                  -----
     Adjusted net tangible book value per share before the
      Offerings..................................................   .03
     Increase in net tangible book value per share attributable to the Offerings...........................................  1.19
     Decrease in tangible book value per share attributable to
      the purchase of the exclusive license fee from NSI.........  (.30)
                                                                  -----
   Net tangible book value, as further adjusted, per share after
    the Offerings................................................           .92
                                                                         ------
   Dilution per share to purchasers of shares in the Offerings...        $22.08
                                                                         ======

  --------
  (1) Before deducting underwriting discounts and commissions and estimated expenses of the Offerings payable by the Company.

  The following table summarizes on a pro forma basis as of September 30, 1996 the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the Existing Stockholders and by the purchasers of Common Stock in the Offerings at the initial public offering price of $23 per share.

                             SHARES PURCHASED       TOTAL CONSIDERATION        AVERAGE
                            ----------------------- -------------------------   PRICE
                              NUMBER        PERCENT    AMOUNT         PERCENT PER SHARE
                            ----------      ------- ------------      ------- ---------
   Existing Stockhold-
    ers(/1/)............... 75,914,500(/2/)    89%  $         --(/3/)    --%   $   --
   New investors...........  9,100,000(/4/)    11    209,300,000        100     23.00
                            ----------        ---   ------------        ---
     Total................. 85,014,500        100%  $209,300,000        100%
                            ==========        ===   ============        ===

  --------
  (1) The term Existing Stockholders does not include an executive officer of the Company who will exercise an option for 14,500 shares following the Reorganization and who will sell such shares in the Offerings.
  (2) Excludes 4,335,500 shares to be sold by the Existing Stockholders to new investors in connection with the Offerings. Includes 1,250,000 shares which the Existing Stockholders have committed to transfer to NSI and its affiliates (other than the Company) for subsequent issuance in connection with employee stock bonus awards and 1,605,000 shares which the Existing Stockholders intend to contribute to the Company for subsequent issuance upon exercise of the Distributor Options.
  (3) The cash consideration paid by the Existing Stockholders has been reduced by distributions previously made to the Existing Stockholders and certain distributions to be received by the Existing Stockholders out of the net proceeds of the Offerings. See "The Reorganization and S Corporation Distribution" and "Use of Proceeds."
  (4) Includes 4,335,500 shares to be sold by the Existing Stockholders, 14,500 shares to be sold by an executive officer of the Company after exercise of an option and 4,750,000 shares to be sold by the Company in connection with the Offerings.

               SELECTED COMBINED FINANCIAL AND OTHER INFORMATION

  The following selected combined financial and other data as of December 31, 1994 and 1995 and for the fiscal years ended September 30, 1993 and 1994 and for the three month period ended December 31, 1994 and for the year ended December 31, 1995 have been derived from the Company's Combined Financial Statements, which have been audited by Price Waterhouse LLP, independent accountants, included elsewhere in this Prospectus. The combined financial data as of September 30, 1993 and 1994 are derived from the combined financial statements of the Company, which have been audited but are not contained herein. The financial data as of September 30, 1991 and 1992 and for the fiscal years ended September 30, 1991 and 1992 and for the year ended December 31, 1994 and as of September 30, 1996 and for the nine months ended September 30, 1995 and 1996 are unaudited. Interim results, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and the related notes thereto included elsewhere in this Prospectus.

                                                                 THREE
                                                                 MONTHS                           NINE MONTHS
                                                                 ENDED         YEAR ENDED            ENDED
                              YEAR ENDED SEPTEMBER 30,        DECEMBER 31,    DECEMBER 31,       SEPTEMBER 30,
                         ------------------------------------ ------------ ------------------- ------------------
                           1991      1992     1993     1994       1994     1994(/1/)    1995     1995      1996
                         --------  -------- -------- -------- ------------ ---------  -------- --------  --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenue................. $    677  $ 42,919 $110,624 $254,637   $ 73,562   $264,440   $358,609 $241,412  $471,312
Cost of sales...........      462    14,080   38,842   86,872     19,607     82,241     96,615   64,110   133,592
                         --------  -------- -------- --------   --------   --------   -------- --------  --------
Gross profit............      215    28,839   71,782  167,765     53,955    182,199    261,994  177,302   337,720
Operating expenses:
 Distributor incen-
  tives.................      130    14,659   40,267   95,737     27,950    101,372    135,722   91,893   175,149
 Selling, general and
  administrative........    1,249    10,065   27,150   44,566     13,545     48,753     67,475   44,099    69,970
                         --------  -------- -------- --------   --------   --------   -------- --------  --------
Operating income........   (1,164)    4,115    4,365   27,462     12,460     32,074     58,797   41,310    92,601
Other income (expense),
 net....................        3       160      133      443       (813)      (394)       511     (408)    1,530
                         --------  -------- -------- --------   --------   --------   -------- --------  --------
Income before provision
 for income taxes.......   (1,161)    4,275    4,498   27,905     11,647     31,680     59,308   40,902    94,131
Provision for income
 taxes..................       --     1,503      417   10,226      2,730     10,071     19,097   13,170    33,810
                         --------  -------- -------- --------   --------   --------   -------- --------  --------
Net income (loss)....... $ (1,161) $  2,772 $  4,081 $ 17,679   $  8,917   $ 21,609   $ 40,211 $ 27,732  $ 60,321
                         ========  ======== ======== ========   ========   ========   ======== ========  ========

PRO FORMA INCOME STATEMENT DATA(/2/)(/3/):
Revenue........................................... $358,609  $241,412  $471,312
Cost of sales.....................................   96,615    64,110   133,592
                                                   --------  --------  --------
Gross profit......................................  261,994   177,302   337,720
Operating expenses:
 Distributor incentives...........................  135,722    91,893   175,149
 Selling, general and administrative..............   74,433    49,317    75,188
                                                   --------  --------  --------
Operating income..................................   51,839    36,092    87,383
Other income (expense), net(/4/)..................   (2,298)   (3,217)    1,997
                                                   --------  --------  --------
Income before provision for income taxes..........   49,541    32,875    89,380
Provision for income taxes........................   19,005    12,612    32,471
                                                   --------  --------  --------
Net income (loss)................................. $ 30,536  $ 20,263  $ 56,909
                                                   ========  ========  ========
Net income per share.............................. $    .36  $    .24  $    .67
Weighted average common shares outstanding(/5/)...   85,377    85,377    85,377

                                                               AS
                              AS OF SEPTEMBER 30,        OF DECEMBER 31,
                         ------------------------------- ----------------
                          1991    1992   1993     1994    1994     1995
                         ------  ------ -------  ------- -------  -------
BALANCE SHEET DATA:                       (IN THOUSANDS)
Cash and cash equiva-
 lents.................. $1,132  $1,553 $14,591  $18,077 $16,288  $63,213
Working capital.........   (921)  1,026    (504)  15,941  26,680   47,863
Total assets............  2,733  10,236  41,394   71,565  61,424  118,228
Stockholders' equity....   (656)  2,749   6,926   24,934  33,861   61,771

                                                       AS OF SEPTEMBER 30, 1996
                                                       -------------------------
                                                        ACTUAL  AS ADJUSTED(/6/)
                                                       -------- ----------------
BALANCE SHEET DATA:                                         (IN THOUSANDS)
Cash and cash equivalents............................. $ 81,079     $160,971
Working capital.......................................   60,828       66,436
Total assets..........................................  168,907      279,568
Short term notes payable to stockholders..............       --       66,893
Short term note payable to NSI........................       --       10,000
Long term note payable to NSI.........................       --       10,000
Stockholders' equity..................................   78,259      102,027

                                                           AS               AS
                             AS OF SEPTEMBER 30,     OF DECEMBER 31, OF SEPTEMBER 30,
                         --------------------------- --------------- -----------------
                         1991  1992   1993    1994    1994    1995     1995     1996
                         ---- ------ ------- ------- ------- ------- -------- --------
OTHER INFORMATION(/7/):
Number of active
 distributors...........   -- 33,000 106,000 152,000 170,000 236,000  224,000  331,000
Number of executive
 distributors...........   --    649   2,788   5,835   6,083   7,550    7,519   17,809

--------
(1) The information for the year ended December 31, 1994 is not included in the Company's Combined Financial Statements included elsewhere in this Prospectus. Such information has been presented for comparative purposes only.
(2) The unaudited pro forma income statement data reflects the Reorganization, the Offerings and the following adjustments as if such events had occurred on January 1, 1995: (i) the amortization over a 20-year period of a $25.0 million payment, consisting of $5.0 million in cash and $20.0 million in notes, to NSI for the exclusive rights to distribute NSI products in Thailand, Indonesia, Malaysia, the Philippines, the PRC, Singapore and Vietnam (the "License Fee"); (ii) the recognition by the Company of additional management charges of $4.4 million per year relating to certain support services provided to the Company by NSI and an NSI affiliate;
    (iii) estimated annual compensation expense of $1.3 million related to the employee stock bonus awards granted to employees of the Company, NSI and its affiliates; (iv) adjustments for U.S. Federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception; and (v) increased interest expense of $2.7 million relating to the issuance of $81.9 million of interest bearing S distribution notes (the "S Distribution Notes"), approximately $15.0 million of which will be repaid from the proceeds of the Offerings, due and payable within six months (8% interest per annum) to the Existing Stockholders in respect of the earned and undistributed taxable S corporation earnings and capital at September 30, 1996, that would have been distributed had the Company's S corporation status been terminated on September 30, 1996.
(3) The unaudited pro forma income statement data does not reflect the estimated non-cash compensation expense of $23.1 million in connection with the one-time grant of the Distributor Options at an exercise price of 25% of the initial public offering price. The granting and vesting of the Distributor Options will be conditioned upon distributor performance under the Global Compensation Plan and the NSI 1996 Distribution Stock Option Plan. The vesting of the Distributor Options is scheduled to occur on December 31, 1997. The Company will record distributor stock incentive expense for these non-employee stock options. See "Certain Relationships and Related Transactions" and "Shares Eligible for Future Sale."
(4) Other pro forma income and expense includes: (i) increased interest expense of $2.7 million for the year ended December 31, 1995 and for the nine months ended September 30, 1995, relating to the issuance of $81.9 million of S Distribution Notes (approximately $15.0 million of which will be repaid from the proceeds of the Offerings); (ii) increased interest expense of $0.9 million, $0.7 million and $0.1 million for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, respectively, relating to the issuance of $20.0 million in notes as partial payment of the License Fee payable to NSI; and (iii) increased interest income of $0.8 million, $0.6 million and $0.6 million for the year ended December 31, 1995 and for the nine months ended September 30, 1995 and 1996, respectively, relating to an estimated $10.0 million note receivable from NSI as consideration for the Distributor Options.
(5) Reflects 80,250,000 shares of Common Stock and Common Stock equivalents outstanding after giving effect to the Reorganization, increased by the sale of 4,750,000 shares of Class A Common Stock, the award of 109,000 shares of Common Stock to employees of the Company and an option granted to an executive officer of the Company to purchase 267,500 shares of Class A Common Stock (14,500 of which will be issued upon partial exercise of such options following the Reorganization and prior to the Offerings and sold in connection with the Offerings). Supplemental income per share, calculated as if $25.0 million of the proceeds from the Offerings were used to repay notes payable, had a dilutive effect of less than 2%, and therefore, is not presented.
(6) The as adjusted balance sheet data as of September 30, 1996 reflects estimated deferred compensation expense and additional paid-in capital of $23.1 million in connection with the one-time grant of the Distributor Options. The as adjusted balance sheet data also reflects: (i) the sale of 4,750,000 shares of Class A Common Stock pursuant to the Offerings; (ii) the issuance of $81.9 million of S Distribution Notes to the Selling Stockholders; (iii) a $15.0 million partial payment of the S Distribution Notes from the proceeds of the Offerings; (iv) $20.0 million in notes payable to NSI, consisting of a $10 million short-term note due on January 15, 1997 and a $10 million long-term note due on January 15, 1998, which will be issued as partial payment of the $25.0 million License Fee to NSI;
    (v) an estimated $10.0 million note receivable from NSI, issued by NSI as partial consideration for the Distributor Options; (vi) estimated deferred compensation and additional paid-in capital of $5.3 million, which represents the estimated compensation expense related to the employee stock bonus awards granted to employees of the Company, NSI and its affiliates which vest over a period of four years; and (vii) the recognition of a deferred tax asset of $5.8 million relating to adjustments for U.S. Federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception. No adjustment has been made to give effect to the Company's earned and undistributed taxable S corporation earnings for the period from October 1, 1996 through the S Termination Date (as defined herein). The Company anticipates the increase in the S Distribution Notes to be between $10.0 million and $15.0 million. See "The Reorganization and S Corporation Distribution." The Company estimates that, at the Offerings, it will reserve between $60.0 million and $70.0 million of cash on hand for repayment of the S Distribution Notes. The balance of the S Distribution Notes will be repaid from cash generated by operations.
(7) Active distributors are those distributors who are resident in the countries in which the Company operates and who have purchased products during the three months ended as of the date indicated, rounded to the nearest thousand. An executive distributor is an active distributor who has submitted a qualifying letter of intent to become an executive distributor, achieved specified personal and group sales volumes for a four month period and maintained such specified personal and group sales volumes thereafter.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Combined Financial Statements and the related notes thereto included elsewhere in this Prospectus. See also "The Reorganization and S Corporation Distribution."

OVERVIEW

  Nu Skin Asia Pacific is a rapidly growing network marketing company involved in the distribution and sale of premium quality, innovative personal care and nutritional products. The Company is the exclusive distribution vehicle for Nu Skin International, Inc. ("Nu Skin International" or "NSI") in the countries of Japan, Taiwan, Hong Kong (including Macau) and South Korea, where the Company currently has operations, and in Thailand, Indonesia, Malaysia, the Philippines, the PRC, Singapore and Vietnam, where operations have not commenced. Additionally, the Company supplies certain products to NSI affiliates in Australia and New Zealand. The Company's network of independent distributors has grown since inception to more than 330,000 active distributors as of September 30, 1996.

  The Company has generated increased revenue each year since it commenced operations in September 1991 and has operated profitably each year since 1992. The Company's growth is primarily due to an increase in revenue from sales of personal care products, the introduction of nutritional products, an increase in the number of active distributors and the expansion of operations into new geographic markets.

  The Company's revenue is primarily dependent upon the efforts of a network of independent distributors who purchase products and sales materials from the Company in their local currency and who constitute the Company's customers. The Company recognizes virtually all of its revenue when products are shipped and title passes to these independent distributors after payment is received by the Company. Revenue is net of returns, which have historically been less than 1.5% of gross sales. Distributor incentives are paid to various distributors on each product sale. The amount and recipient of the incentive varies depending on the purchaser's position within the Global Compensation Plan. These incentives are classified as operating expenses. The following table sets forth revenue information for the time periods indicated. This table should be reviewed in connection with the tables presented under "Results of Operations" which disclose distributor incentives and other costs associated with generating the aggregate revenue presented.

                                                                   NINE MONTHS ENDED
                                DATE       YEAR ENDED DECEMBER 31,   SEPTEMBER 30,
                              OPERATIONS   ----------------------- -----------------
   COUNTRY                    COMMENCED     1993    1994    1995     1995     1996
   -------                  -------------- ------- ------- ------- -------- --------
                                                         (IN MILLIONS)
   Japan................... April 1993     $ 101.2 $ 172.9 $ 231.5 $  153.6 $  265.1
   Taiwan.................. January 1992      38.6    79.2   105.4     74.1    107.0
   South Korea............. February 1996       --      --      --       --     83.7
   Hong Kong............... September 1991    14.3    10.9    17.1     10.7     12.1
   Sales to NSI
    affiliates(/1/)........ January 1993       8.5     1.4     4.6      3.0      3.4
                                           ------- ------- ------- -------- --------
     Total revenue.........                $ 162.6 $ 264.4 $ 358.6 $  241.4 $  471.3
                                           ======= ======= ======= ======== ========

  --------
  (1) Includes revenue from the sale of certain products to NSI affiliates in Australia and New Zealand.

  Revenue generated in Japan and Taiwan represented 56.2% and 22.7%, respectively, of total revenue generated during the nine months ended September 30, 1996. Since the commencement of operations in February 1996, the Company's South Korean operations generated $83.7 million of revenue, or 17.8% of total revenue for the nine months ended September 30, 1996. Although operating costs have increased in each country with the growth of the Company's revenue, such costs have declined as a percentage of revenue due to improved operating leverage. Revenue generated in Hong Kong during the nine months ended September 30, 1996 represented 2.6% of total Company revenue.

  Cost of sales primarily consists of the cost of products purchased from NSI (in U.S. dollars) as well as customs duties related to the importation of such products. As the sales mix changes between product categories, cost of sales and, accordingly, gross profit, may fluctuate to some degree. In general, however, costs of sales move proportionate to revenue. Also, as currency exchange rates fluctuate, the Company's gross margin will fluctuate.

  Distributor incentives are the Company's most significant expense. Pursuant to the Operating Agreements with NSI, the Company has agreed to incur a distributor commission expense of 42% of commissionable product sales (with the exception of South Korea, where, due to government regulations, the Company uses a formula based upon a maximum payout of 35% of commissionable product sales). The Licensing and Sales Agreements provide that the Company is to satisfy this obligation by paying commissions owed to local distributors. In the event that these commissions exceed 42% of commissionable product sales, the Company is entitled to receive the difference from NSI. In the event that the commissions paid are lower than 42%, the Company must pay the difference to NSI. Under this formulation, the Company's total commission expense is fixed at 42% of commissionable product sales in each country (except for South Korea). Because the Company's revenue includes sales of both commissionable and non-commissionable items, distributor incentives as a percentage of total revenue have ranged from approximately 36.4% to 38.1% since September 30, 1993. Non-commissionable items consist of sales materials and starter kits as well as sales to NSI affiliates in Australia and New Zealand.

  Selling, general and administrative expenses include wages and benefits, rents and utilities, travel and entertainment, promotion and advertising and professional fees, as well as license and management fees paid to NSI and Nu Skin International Management Group, Inc. ("NSIMG"). Pursuant to the Operating Agreements, the Company contracts for management support services from NSIMG, for which the Company pays a fee equal to an allocation of expenses plus 3%. In addition, the Company pays to NSI a license fee of 4% of the Company's revenues from sales to distributors (excluding sales of starter kits) for the use of NSI's distributor lists, distribution system and certain related intangibles.

  Provision for income taxes is dependent on the statutory tax rates in each of the countries in which the Company operates. Historically, each of the Subsidiaries was only taxed in its local jurisdiction in accordance with relevant tax laws. Statutory tax rates in the countries in which the Company has operations are 16.5% in Hong Kong, 25.0% in Taiwan, 30.1% in South Korea and 57.9% in Japan. The Company operates a regional business center in Hong Kong, which bears inventory obsolescence and currency exchange risks. Any income or loss incurred by the regional business center is not subject to taxation in Hong Kong.

  Upon the consummation of the Reorganization, the Company will be subject to taxation in the United States, where it is incorporated, at a statutory corporate federal tax rate of 35%. In addition, each Subsidiary will be subject to taxation in the country in which it operates. The Company will receive foreign tax credits for the amount of foreign taxes actually paid in a given period, which may be utilized to reduce taxes paid in the United States. In the event that the Company's operations in high tax jurisdictions such as Japan grow disproportionately to the rest of the Company's operations, the Company may be unable to fully utilize its foreign tax credits in the U.S. which could, accordingly, result in the Company paying a higher overall effective tax rate on its worldwide operations.

RESULTS OF OPERATIONS

  The following tables set forth (i) the results of operations and supplemental data, and (ii) operating results and supplemental data as a percentage of revenue, respectively, for the periods indicated.

                                 YEAR ENDED    YEAR ENDED    NINE MONTHS ENDED
                                SEPTEMBER 30, DECEMBER 31,     SEPTEMBER 30,
                                ------------- -------------- ------------------
                                 1993   1994   1994    1995    1995      1996
                                ------ ------ ------  ------ --------  --------
                                                (IN MILLIONS)
Revenue.......................  $110.6 $254.6 $264.4  $358.6 $  241.4  $  471.3
Cost of sales.................    38.8   86.8   82.2    96.6     64.1     133.6
                                ------ ------ ------  ------ --------  --------
Gross profit..................    71.8  167.8  182.2   262.0    177.3     337.7
Operating expenses:
  Distributor incentives......    40.3   95.7  101.4   135.7     91.9     175.1
  Selling, general and admin-
   istrative..................    27.1   44.6   48.8    67.5     44.1      70.0
                                ------ ------ ------  ------ --------  --------
Operating income..............     4.4   27.5   32.0    58.8     41.3      92.6
Other income (expense), net...      .1     .4    (.4)     .5      (.4)      1.5
                                ------ ------ ------  ------ --------  --------
Income before provision for
 income taxes.................     4.5   27.9   31.6    59.3     40.9      94.1
Provision for income taxes....      .4   10.2   10.0    19.1     13.2      33.8
                                ------ ------ ------  ------ --------  --------
Net income....................  $  4.1 $ 17.7 $ 21.6  $ 40.2 $   27.7  $   60.3
                                ====== ====== ======  ====== ========  ========
Unaudited supplemental da-
 ta(/1/):
Net income before pro forma
 provision for income taxes...  $  4.5 $ 27.9 $ 31.6  $ 59.3 $   40.9  $   94.1
Pro forma provision for income
 taxes........................     1.5   10.4   11.5    22.8     15.7      34.2
                                ------ ------ ------  ------ --------  --------
Net income after pro forma
 provision for income taxes...  $  3.0 $ 17.5 $ 20.1  $ 36.5 $   25.2  $   59.9
                                ====== ====== ======  ====== ========  ========


                             YEAR ENDED      YEAR ENDED     NINE MONTHS ENDED
                            SEPTEMBER 30,   DECEMBER 31,      SEPTEMBER 30,
                            --------------  --------------  ------------------
                             1993    1994    1994    1995     1995      1996
                            ------  ------  ------  ------  --------  --------
Revenue...................   100.0%  100.0%  100.0%  100.0%    100.0%    100.0%
Cost of sales.............    35.1    34.1    31.1    26.9      26.6      28.3
                            ------  ------  ------  ------  --------  --------
Gross profit..............    64.9    65.9    68.9    73.1      73.4      71.7
                            ------  ------  ------  ------  --------  --------
Operating expenses:
 Distributor incentives...    36.4    37.6    38.4    37.8      38.1      37.2
 Selling, general and ad-
  ministrative............    24.5    17.5    18.4    18.8      18.3      14.9
                            ------  ------  ------  ------  --------  --------
Operating income..........     4.0    10.8    12.1    16.5      17.0      19.6
Other income (expense),
 net......................      .1      .2     (.1)     .1       (.2)       .3
                            ------  ------  ------  ------  --------  --------
Income before provision
 for income taxes.........     4.1    11.0    12.0    16.6      16.8      19.9
Provision for income
 taxes....................      .4     4.0     3.8     5.3       5.5       7.2
                            ------  ------  ------  ------  --------  --------
Net income................     3.7%    7.0%    8.2%   11.3%     11.3%     12.7%
                            ======  ======  ======  ======  ========  ========
Unaudited supplemental da-
 ta(/1/):
Net income before pro
 forma
 provision for income tax-
 es.......................     4.1%   11.0%   12.0%   16.6%     16.8%     19.9%
Pro forma provision for
 income taxes.............     1.4     4.1     4.3     6.4       6.5       7.3
                            ------  ------  ------  ------  --------  --------
Net income after pro forma
 provision for income tax-
 es.......................     2.7%    6.9%    7.7%   10.2%     10.3%     12.6%
                            ======  ======  ======  ======  ========  ========

--------
(1) Reflects adjustment for Federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception.

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO THE NINE MONTHS ENDED SEPTEMBER 30, 1995

  REVENUE was $471.3 million during the nine months ended September 30, 1996, an increase of 95.2% from the revenue of $241.4 million recorded during the same period in 1995. This increase is attributable to the following factors. First, revenue in Japan increased by $111.5 million, or 72.6%. This increase in revenue was primarily as a result of the continued success of nutritional, color cosmetics and HairFitness products, which were introduced in October 1995 and was partially offset by the strengthening of the U.S. dollar relative to the Japanese yen during the same period. Second, revenue in Taiwan increased by $32.9 million, or 44.4%, primarily as a result of the introduction of color cosmetics and other products, along with the opening of a new distribution center in Taichung, Taiwan. Third, in February 1996, Nu Skin Korea commenced operations and, through September 30, 1996, has generated revenue of $83.7 million. Additionally, revenue in Hong Kong increased by $1.4 million during the nine months ended September 30, 1996 as compared to the same period in 1995.

  GROSS PROFIT as a percentage of revenue was 71.7% and 73.4% during the nine months ended September 30, 1996 and 1995, respectively. This decline reflected the strengthening of the U.S. dollar, the introduction of three nutritional products in Japan in October 1995 and the commencement of operations in South Korea in 1996. Nutritional products are generally subject to higher duties than other products marketed by the Company, which yields lower gross profit as a percentage of revenue. The commencement of operations in South Korea also impacted gross profit as a percentage of revenue due to South Korean regulations which result in higher prices on imported products than in other markets.

  DISTRIBUTOR INCENTIVES as a percentage of total revenue declined from 38.1% for the nine months ended September 30, 1995 to 37.2% for the same period in 1996. The primary reason for this decline was increased revenue from South Korea where local regulations limit the incentives which can be paid to South Korean distributors.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percentage of revenue declined from 18.3% during the nine months ended September 30, 1995 to 14.9% during the same period in 1996. This fluctuation was primarily due to economies of scale gained as the Company's revenue increased.

  OPERATING INCOME during the nine months ended September 30, 1996 increased to $92.6 million, an increase of 124.2% from the $41.3 million of operating income recorded during the same period in 1995. Operating income as a percentage of revenue increased from 17.0% to 19.6%. This increase was caused primarily by lower selling, general and administrative expenses as a percentage of revenue.

  OTHER INCOME increased by $1.9 million during the nine months ended September 30, 1996 as compared to the same period in 1995. The increase was primarily caused by an increase in interest income generated through the short term investment of cash.

  PRO FORMA PROVISION FOR INCOME TAXES increased to $34.2 million during the nine months ended September 30, 1996 compared to $15.7 million during the same period in 1995. The pro forma effective tax rate decreased to 36.3% in 1996 as compared to 38.4% for the same period in 1995. The Company generated excess foreign tax credits in 1995 which did not continue in 1996.

  NET INCOME AFTER PRO FORMA PROVISION FOR INCOME TAXES increased by $34.7 million to $59.9 million during the nine months ended September 30, 1996 compared to the $25.2 million during the same period in 1995. Pro forma net income as a percentage of revenue increased to 12.6% for the nine months ended September 30, 1996 as compared to 10.3% for the same period in 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

  REVENUE was $358.6 million during the year ended December 31, 1995, an increase of 35.6% from the $264.4 million of revenue recorded during 1994. This increase was due primarily to an increased number of active distributors in each market, which was the primary factor contributing to a $58.6 million increase in revenue in Japan, a $26.2 million increase in revenue in Taiwan and a $6.2 million increase in revenue in Hong Kong. Nutritional products, color cosmetics products and a new line of HairFitness products were introduced in

Japan in the fourth quarter of 1995, accounting for $25.0 million of the $58.6 million increase. Additionally, the Company benefitted by the strengthening of the Japanese yen during 1995. Revenue in Taiwan and Hong Kong increased as a result of a higher volume of sales of color cosmetics, which were introduced in late 1994, and other personal care products. Additionally, certain new product introductions by NSI affiliates in Australia and New Zealand led to a $3.2 million increase in revenue.

  GROSS PROFIT as a percentage of revenue increased from 68.9% in 1994 to 73.1% in 1995. The increase in gross profit resulted from a reduction in product costs on purchases from NSI, the weakening of the U.S. dollar relative to the Japanese yen and other cost savings related to inventory shipping and handling.

  DISTRIBUTOR INCENTIVES as a percentage of revenue decreased from 38.4% in 1994 to 37.8% in 1995. This decline was primarily attributable to an increase in revenue in 1995 from non-commissionable sales materials and sales to NSI affiliates.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percentage of revenue increased to 18.8% during the year ended December 31, 1995, from 18.4% during 1994. This increase was primarily due to a one-time cost incurred in February 1995 in connection with moving the Company's Japanese facilities into a larger, more accessible office and distributor center in Tokyo, Japan.

  OPERATING INCOME increased to $58.8 million in 1995 from $32.0 million in 1994, an increase of 83.8%. Operating income as a percentage of revenue increased to 16.5% from 12.1%. The increase was primarily the result of the product cost reductions discussed above.

  OTHER INCOME increased by approximately $0.9 million during 1995 as compared to 1994. This increase was primarily caused by the disposal of property and equipment related to a move to new facilities during 1994, and an increase in interest income generated through the short term investment of cash.

  PRO FORMA PROVISION FOR INCOME TAXES increased to $22.8 million during the year ended December 31, 1995 as compared to $11.5 million for the same period in 1994. The effective tax rate was 38.4% in 1995 as compared to 36.4% in 1994.

  NET INCOME AFTER PRO FORMA PROVISION FOR INCOME TAXES increased by $16.4 million to $36.5 million during the year ended December 31, 1995 as compared to $20.1 million for the same period in 1994. Pro forma net income as a percentage of revenue increased to 10.2% during the year ended December 31, 1995 as compared to 7.7% for the same period in 1994.

YEAR ENDED SEPTEMBER 30, 1994, COMPARED TO THE YEAR ENDED SEPTEMBER 30, 1993

  REVENUE for the year ended September 30, 1994, was $254.6 million, an increase of 130.2% when compared to the $110.6 million of revenue reported in 1993. This increase was largely due to the following three factors: (i) a $113.6 million increase in revenue reflecting a full year of operations in Japan in fiscal year 1994 as compared to only six months of operations in fiscal year 1993; (ii) a $33.2 million increase in revenue in Taiwan due to a growing number of active distributors purchasing the Company's products; and
(iii) a $2.3 million increase in revenue in Hong Kong. These increases were partially offset by a $5.1 million decrease in revenues from sales to NSI affiliates in Australia and New Zealand.

  GROSS PROFIT as a percentage of revenue increased slightly to 65.9% in fiscal year 1994 from 64.9% in fiscal year 1993. The increase in gross profit as a percentage of revenue was primarily due to changes in the sales mix.

  DISTRIBUTOR INCENTIVES as a percentage of revenue increased to 37.6% during the year ended September 30, 1994, from 36.4% during the year ended September 30, 1993. This increase was primarily due to a decrease in non-commissionable sales to NSI affiliates in Australia and New Zealand which represented 6.7% of total revenue in fiscal year 1993 compared to less than 1.0% of total revenue in fiscal year 1994.

  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES as a percentage of revenue decreased to 17.5% during the year ended September 30, 1994, from 24.5% during the year ended September 30, 1993. This decrease in selling, general and administrative expenses as a percentage of revenue was the result of economies of scale obtained as revenue increased in Japan and Taiwan.

  OPERATING INCOME during the year ended September 30, 1994, increased to $27.5 million from $4.4 million recorded during the year ended September 30, 1993. This increase was the combination of an increase in revenue and a decrease in selling, general, and administrative expenses.

  OTHER INCOME increased by $0.3 million during the year ended September 30, 1994 as compared to the same period in 1993.

  PRO FORMA PROVISION FOR INCOME TAXES increased to $10.4 million during the year ended December 31, 1994, as compared to $1.5 million for the same period in 1993. The effective tax rate was 37.3% in 1994 compared to 33.3% in 1993.

  NET INCOME AFTER PRO FORMA PROVISION FOR INCOME TAXES increased by $14.5 million to $17.5 million during the year ended December 31, 1994 as compared to $3.0 million for the same period in 1993. Pro forma net income as a percentage of revenue increased to 6.9% for the year ended December 31, 1994 as compared to 2.7% for the same period in 1993.

UNAUDITED PRO FORMA COMBINED RESULTS OF OPERATIONS

  As part of the Reorganization and Offerings, several actions will occur which will impact the comparability of the historical financial results for the Company with the future results of the Company. The following adjustments are reflected in the unaudited pro forma combined financial information set forth below and included elsewhere in this Prospectus: (i) the amortization over a 20-year period of a $25.0 million payment, consisting of $5.0 million in cash and $20.0 million in notes, to NSI for the exclusive rights to distribute NSI products in Thailand, Indonesia, Malaysia, the Philippines, the PRC, Singapore and Vietnam, (ii) the recognition by the Company of additional management charges of $4.4 million per year relating to certain support services provided to the Company by NSI and an NSI affiliate, (iii) estimated annual compensation expense of $1.3 million related to the employee stock bonus awards granted to employees of the Company, NSI and its affiliates, (iv) recording of U.S. Federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation since inception, and
(v) increased interest expense of $2.7 million relating to the issuance of $81.9 million of S Distribution Notes due and payable within six months (8% interest per annum) to the Selling Stockholders in respect of the earned and undistributed taxable S corporation earnings at September 30, 1996 that would have been distributed had the Company's S corporation status been terminated on September 30, 1996. The unaudited pro forma combined financial information set forth below does not reflect the estimated non-cash compensation expense of $23.1 million in connection with the one-time grant of the Distributor Options at an exercise price of 25% of the initial public offering price in connection with the Offerings. The Distributor Options will include conditions related to the achievement of performance goals and will vest on December 31, 1997. The Company will record distributor incentive stock expense for these non-employee stock options.

  The following table sets forth the percentage of revenue represented by the specific components of income and expense on a pro forma basis for the periods presented. See "Unaudited Pro Forma Combined Financial Statements" and the related notes thereto included elsewhere in this Prospectus.

                                                                  FOR THE
                                                                NINE MONTHS
                                                                   ENDED
                                                               SEPTEMBER 30,
                                            FOR THE YEAR ENDED --------------
                                            DECEMBER 31, 1995   1995    1996
                                            ------------------ ------  ------
   Revenue.................................       100.0%        100.0%  100.0%
   Cost of sales...........................        26.9          26.6    28.3
                                                  -----        ------  ------
   Gross profit............................        73.1          73.4    71.7
   Operating expenses:
    Distributor Incentives.................        37.8          38.1    37.2
    Selling, general and administrative....        20.8          20.4    15.9
                                                  -----        ------  ------
   Operating income........................        14.5          14.9    18.6
   Other income (expense), net.............        (0.7)         (1.3)    0.4
                                                  -----        ------  ------
   Income before provision for income
    taxes..................................        13.8          13.6    19.0
   Provision for income taxes..............         5.3           5.2     6.9
                                                  -----        ------  ------
   Net income..............................         8.5%          8.4%   12.1%
                                                  =====        ======  ======

  Upon the consummation of the Reorganization, the Company will be subject to taxation in the United States, where it is incorporated, at a statutory corporate federal tax rate of 35%. In addition, each Subsidiary will be subject to taxation in the country in which it operates. The Company will receive foreign tax credits for the amount of foreign taxes actually paid in a given period, which may be utilized to reduce taxes paid in the United States. In the event that the Company's operations in high tax jurisdictions such as Japan grow disproportionately to the rest of the Company's operations, the Company will be unable to fully utilize its foreign tax credits in the U.S. which could, accordingly, result in the Company paying a higher overall effective tax rate on its worldwide operations.

LIQUIDITY AND CAPITAL RESOURCES

  The Company generates significant cash flow from operations. During the year ended December 31, 1995, cash provided by operations totaled $66.0 million. As of September 30, 1996, the Company had cash and cash equivalents of $81.1 million. As of September 30, 1996, the Subsidiaries' aggregate undistributed taxable S corporation earnings were $81.9 million. The Company estimates that the Subsidiaries' aggregate undistributed taxable S corporation earnings will be between $92.0 million and $97.0 million as of the S Termination Date (which includes approximately $10 million to $15 million of the Company's earned and undistributed taxable S corporation earnings for the period from October 1, 1996 through the S Termination Date). The S Corporation Distribution will be distributed in the form of promissory notes due within six months of the S Termination Date bearing interest at 8% per annum ("S Distribution Notes"). Upon the consummation of the Offerings, $15.0 million of the proceeds from the Offerings will be used to pay a portion of the S Distribution Notes. The Company estimates that at the Offerings it will reserve between $60.0 million and $70.0 million of cash on hand for repayment of the S Distribution Notes. The balance of the S Distribution Notes will be repaid from cash generated by operations. On and after the S Termination Date, the Company will no longer be treated as an S corporation and, accordingly, will be fully subject to Federal and state income taxes. See "The Reorganization and S Corporation Distribution."

  The Company is able to generate significant cash balances due to its rapid growth, high margins and minimal capital requirements. As of September 30, 1996, working capital was $60.8 million compared to $47.9 million and $26.7 million at December 31, 1995 and 1994, respectively. Cash and cash equivalents at September 30, 1996 were $81.1 million compared to $63.2 million and $16.3 million at December 31, 1995 and 1994, respectively.

  Historically, the Company's principal need for funds has been for distributor incentives, working capital (principally inventory purchases), capital expenditures and the development of new markets. The Company has generally relied entirely on cash flow from operations to meet its business objectives without incurring long term debt to unrelated third parties. The Company did, however, rely upon borrowings from NSI in initially establishing operations in Japan, Taiwan and Hong Kong. Regulations in South Korea preclude borrowings from related entities, which led to the Company establishing an $8.0 million line of credit to facilitate the opening of the South Korean market. There were no outstanding borrowings under this credit facility as of December 31, 1995, and it expired on July 1, 1996.

  Capital expenditures, primarily for equipment, computer systems and software, office furniture and leasehold improvements, were $4.0 million, $5.4 million and $1.7 million for the nine months ended September 30, 1996, and the years ended December 31, 1995 and 1994, respectively. The Company anticipates additional capital expenditures of $2.4 million to support growth through the end of 1996. In addition, the Company anticipates capital expenditures over the next two years of approximately $22.0 million to further enhance its infrastructure, including computer systems and software, warehousing facilities and distributor centers in order to accommodate future growth.

  Under the Operating Agreements with NSI, the Company incurs related party payables. The Company had related party payables of $36.1 million, $28.7 million and $10.6 million at September 30, 1996, and December 31, 1995 and 1994, respectively. In addition, the Company had related party receivables of $7.8 million, $1.8 million and $17.9 million, respectively, at those dates. NSI has the right to charge interest on balances outstanding in excess of 60 days at a rate of 2% above the U.S. prime rate. As of September 30, 1996, no material related party payables or receivables had been outstanding for more than 60 days.

  Management considers the Company to be liquid and able to meet its obligations on both a short and long-term basis. Management anticipates using the proceeds of the Offerings as outlined in the Use of Proceeds section within the next three years. Further, management believes that the proceeds from the Offerings together with future cash flows from operations will be adequate to fund cash needs relating to the implementation of the Company's strategic plans, including opening new markets and funding the S Distribution Notes.

SEASONALITY AND CYCLICALITY

  While neither seasonal nor cyclical variations have materially affected the Company's results of operations to date, the Company believes that its rapid growth may have overshadowed these factors. Accordingly, there can be no assurance that seasonal or cyclical variations will not materially adversely affect the Company's results of operations in the future.

  The direct selling industry is impacted by certain seasonal trends such as major cultural events and vacation patterns. For example, Japan, Taiwan, Hong Kong and South Korea celebrate the local New Year in the Company's first quarter. Management believes that direct selling in Japan is also generally negatively impacted during August, when many individuals traditionally take vacations.

  Generally, the Company has experienced rapid revenue growth in each new market from the commencement of operations. In Japan, Taiwan and Hong Kong, the initial rapid revenue growth was followed by a short period of stable revenue followed by renewed growth fueled by new product introductions, an increase in the number of active distributors and increased distributor productivity. In addition, the Company may experience variations on a quarterly basis in its results of operations, as new products are introduced and new markets are opened. No assurances can be given that the Company's revenue growth rate in South Korea, which commenced operations in February 1996, or in new markets where operations have not commenced, will follow this pattern.

QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly data for the periods shown.

                                              1995                             1996
                              ------------------------------------ ----------------------------
                                1ST     2ND     3RD       4TH          1ST        2ND     3RD
                              QUARTER QUARTER QUARTER QUARTER(/1/) QUARTER(/2/) QUARTER QUARTER
                              ------- ------- ------- ------------ ------------ ------- -------
                                                    (IN MILLIONS)
   Revenue...................  $77.7   $80.5   $83.2     $117.2       $124.2    $163.5  $183.6
   Gross profit..............   57.3    59.7    60.3       84.7         89.4     117.4   130.9
   Operating income..........   13.5    15.0    12.8       17.5         23.2      31.9    37.5

  --------
  (1) LifePak, Nu Colour and HairFitness products were introduced in Japan during October of 1995.
  (2) The Company commenced operations in South Korea in February of 1996.

CURRENCY FLUCTUATION AND EXCHANGE RATE INFORMATION

  The Company purchases inventory from NSI in U.S. dollars and assumes currency exchange rate risk with respect to such purchases. Local currency in Japan, Taiwan, Hong Kong and South Korea is generally used to settle non-inventory transactions with NSI. It is anticipated that the Company will transact its business in new markets with NSI in a similar manner, as permitted by local regulations. Given the uncertainty of exchange rate fluctuations, the Company cannot estimate the effect of these fluctuations on its future business, product pricing, results of operations or financial condition. However, because nearly all of the Company's revenue will continue to be realized in local currencies and the majority of its cost of sales will continue to be denominated in U.S. dollars, the Company's gross profits will be positively affected by a weakening in the U.S. dollar and will be negatively affected by a strengthening in the U.S. dollar. The Company reduces its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency exchange contracts. The Company currently does not use such financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to minimize the impact of foreign exchange fluctuations on the Company's operating results.

INFLATION

  In general, costs are affected by inflation and the effects of inflation may be experienced by the Company in future periods. Management believes, however, that such effects have not been material to the Company during the periods presented. Certain of the countries in which the Company operates have experienced significant inflation in the past. Although to date this inflation has not had a material effect on the Company's results of operations, there can be no assurance that inflation will not in the future so affect results of operations.

                                   BUSINESS

GENERAL

  Nu Skin Asia Pacific is a rapidly growing network marketing company involved in the distribution and sale of premium quality, innovative personal care and nutritional products. The Company is the exclusive distribution vehicle for Nu Skin International, Inc. in the countries of Japan, Taiwan, Hong Kong (including Macau) and South Korea, where the Company currently has operations, and in Thailand, Indonesia, Malaysia, the Philippines, the PRC, Indonesia, Singapore and Vietnam, where operations have not commenced.

  The Company believes it is one of the fastest growing network marketing companies in Asia. Revenue increased 95.2% to $471.3 million for the nine months ended September 30, 1996 from $241.4 million for the same period in 1995. Net income increased 117.7% to $60.3 million for the nine months ended September 30, 1996 from $27.7 million for the same period in 1995. Revenue increased 35.6% to $358.6 million for the year ended December 31, 1995 from $264.4 million in 1994. Although operating expenses have increased with the growth of the Company's revenue, such expenses have declined as a percentage of revenue due to improved operating leverage. Net income increased 86.1% to $40.2 million for the year ended December 31, 1995 from $21.6 million in 1994. The Company's network of independent distributors has grown since inception in 1991 to more than 330,000 active distributors as of September 30, 1996. See "Risk Factors--Managing Growth."

  The Company's product philosophy is to combine the best of science and nature in developing premium quality, innovative personal care and nutritional products which are specifically designed for the network marketing distribution channel. The Company offers products in two distinct categories: personal care products, marketed under the trademark "Nu Skin," and nutritional products, marketed under the trademark "Interior Design Nutritionals" (IDN). The Nu Skin personal care product lines include facial care, body care, hair care and color cosmetics, as well as specialty products such as sun protection, oral hygiene and fragrances. The IDN product lines include nutritional supplements, weight management products and nutritious snacks, and sports nutrition products.

  In Japan, Taiwan and Hong Kong, the Company currently offers most of NSI's personal care products and approximately one-third of NSI's nutritional products. In South Korea, the Company currently offers one-third of NSI's personal care products and none of the nutritional products. The Company believes that it can significantly grow its business and attract new customers by expanding its product offerings in each of its markets to include more of NSI's existing personal care and nutritional products. In addition to expanding its product offerings with existing NSI products, the Company intends to introduce new products tailored to specific markets.

  The distribution of products through the network marketing and other direct selling channels has grown significantly in recent years. The WFDSA reports that, since 1990, worldwide direct distribution of goods and services to consumers has increased 65%, resulting in the sale of over $75 billion of goods and services in 1995. According to the WFDSA, $34 billion of goods and services were sold by its members in 1995 through direct selling channels in the markets in which the Company operates, which represents 45% of the global volume of direct sales by its members.

OPERATING STRENGTHS

  The Company believes that its success is due to its commitment to provide a wide range of premium quality, innovative personal care and nutritional products and an appealing global business opportunity for persons interested in establishing a direct sales business. The Company has been able to achieve rapid, sustained and profitable growth by capitalizing on the following operating strengths:

  PREMIUM PRODUCT OFFERINGS. The Company is committed to building its brand name and distributor and customer loyalty by selling premium quality, innovative personal care and nutritional products that appeal to broad markets. This commitment is illustrated by the Company's personal care products slogan "All of the Good and None of the Bad" and its nutritional products slogan "Adding Life to Years." The Company offers products designed for the direct selling channel by focusing on innovative consumable products which build loyalty and lead to repeat purchases. Management believes that the Company's focus on innovative products supports its distributors' demonstrative and educational sales techniques.

  GLOBAL DISTRIBUTOR COMPENSATION PLAN. The Company believes that one of the strengths of the Global Compensation Plan is its seamless integration across all markets in which NSI products are sold. By entering into international sponsoring agreements with NSI, distributors are authorized to sponsor new distributors in each country where NSI or the Company has operations. This allows distributors to receive commissions for sales at the same rate for sales in foreign countries as for sales in their home country. This is a significant benefit to distributors because they are not required to establish new distributorships or requalify for higher levels of commissions within each new country in which they begin to operate. The seamless integration of the Global Compensation Plan means that distributor knowledge and experience can be used to rapidly build distributor leadership in new markets. See "Risk Factors--Reliance Upon Independent Distributors of NSI."

  HIGH LEVEL OF DISTRIBUTOR INCENTIVES. The Company believes that the Global Compensation Plan is among the most financially rewarding plans offered to distributors by network marketing companies. There are two fundamental ways in which distributors can earn money: (i) through retail markups, for which the Company recommends a range from 43% to 60%; and (ii) through a series of commissions on each product sale which can result in commissions to distributors aggregating up to 58% of such product's wholesale price. On a global basis, however, commissions have averaged 42% of revenue from commissionable sales over the last seven years. See "Risk Factors--Increase in Distributor Compensation Expense."

  NEW MARKET DEVELOPMENT PROGRAM. The Company has developed a low cost, disciplined approach to opening new markets. Each market opening is preceded by a thorough analysis of economic and political conditions, regulatory standards and other business, tax and legal issues. Prior to a market opening, the Company's management team, in conjunction with NSI support personnel, local legal counsel and tax advisors, works to obtain all necessary regulatory approvals and establish facilities capable of meeting distributor needs. This market development approach, combined with the Global Compensation Plan, which motivates distributors to train and sponsor other distributors to sell products in new markets, has enabled the Company to quickly and successfully open new markets. See "Risk Factors--Entering New Markets."

  DISTRIBUTOR SUPPORT PROGRAMS. The Company is committed to providing a high level of support services tailored to the needs of its distributors in each market. The Company meets the needs and builds the loyalty of its distributors with personalized distributor service, a support staff that assists distributors as they build networks of downline distributors, and a liberal product return policy. The Company provides walk-in, telephonic and computerized product fulfillment and tracking services that result in user-friendly, timely product distribution. Each walk-in center maintains meeting rooms which distributors may utilize in training and sponsoring activities.

  RELATIONSHIP WITH NSI. NSI, founded in 1984 and based in Provo, Utah, is engaged in selling personal care and nutritional products and, together with its affiliates, comprises one of the largest network marketing organizations in the world. NSI has provided, and will continue to provide, a high level of support services to the Company, including product development, marketing and other managerial support services. Management believes that the Company's relationship with NSI has allowed the Company to increase revenue and net income at rates that otherwise may not have been possible. Since distributor agreements are entered into between NSI and distributors, all of the distributors who generate revenue for the Company are distributors of NSI. See "Risk Factors--Relationship with and Reliance on NSI; Potential Conflicts of Interest." Because of this fact, the Company cannot control who becomes a distributor.

  EXPERIENCED MANAGEMENT TEAM. The Company's senior management team, members of which founded NSI, has been instrumental in successfully managing the growth in revenue and net income experienced by the Company to date. The Company has also attracted experienced local general managers to oversee operations in Japan, Taiwan, Hong Kong and South Korea.

  Consideration of the Company's operating strengths should be made in connection with various risks including, risks associated with the Company's reliance on its independent distributors and the effect on the Company's operations of adverse publicity regarding the Company and actions of distributors, risks associated with product liability and government regulation of the Company's products, marketing plan and direct selling generally, the Company's reliance on NSI and on outside manufacturers, competition and the adverse impact on net income of an increase in distributor compensation expense. See "Risk Factors."

GROWTH STRATEGY

  The Company's primary objective is to capitalize on its operating strengths to become a leading distributor of consumer products in each of its markets. Specifically, the Company's strategy to increase revenue and net income is as follows:

  INTRODUCE NEW PRODUCTS. Because new products tend to increase sales by existing distributors and attract new distributors, the Company intends to continue introducing existing and new NSI products. For example, LifePak, the Company's most successful nutritional product was introduced in Japan in 1995, where it has grown to represent approximately 17% of revenue. In October 1996, the Company introduced LifePak in Taiwan and intends, subject to regulatory approval, to introduce LifePak in Hong Kong in 1997. In addition, the Company expects to launch Epoch, a new line of ethnobotanical personal care products, in all markets by mid-1997. The Company also intends to introduce products tailored to specific demographic and geographic market segments and will consider introducing entirely new product categories in the future. See "Risk Factors--Government Regulation of Products and Marketing."

  OPEN NEW MARKETS. The Company will continue to pursue attractive new market opportunities. Thailand is the next country in which the Company intends to commence operations, subject to receipt of necessary government approvals. The Company's preparatory work for Thailand is currently ongoing. In addition, the Company has conducted preliminary investigations on the feasibility of commencing operations in Indonesia, Malaysia, the Philippines, the PRC, Singapore and Vietnam. The Company believes that these countries may represent significant markets for the future expansion of its operations, provided that the Company can secure the required regulatory and business permits. See "Risk Factors--Entering New Markets," "--Potential Negative Impact of Distributor Actions," "--Government Regulation of Direct Selling Activities" and "-- Government Regulation of Products and Marketing."

  ATTRACT NEW DISTRIBUTORS AND ENHANCE DISTRIBUTOR PRODUCTIVITY. To date, the Company has enjoyed significant growth in the number of its active distributors (defined as those distributors which have purchased products from the Company during the previous three months). By leveraging its operating strengths, the Company intends to continue to create and maintain a business climate to promote the growth in the number of active distributors and to increase distributor retention, motivation and productivity. In addition, the Company will pursue growth in the number of active distributors by continuing to work with NSI to enhance the Global Compensation Plan, initiating an innovative distributor equity incentive program, selectively opening new distributor walk-in centers to provide a local presence in additional key cities, enhancing distributor recognition programs, and targeting inactive distributors who may still have an interest in the Company's business opportunity or products. See "Shares Eligible for Future Sale."

  INCREASE PRODUCT CONSUMPTION. The Company intends to increase sales to new and existing consumers through (i) increasing product promotions in marketing literature, (ii) increasing the availability of sample packages, (iii) emphasizing product "systems," such as the HairFitness system of various shampoos and conditioners, which leads to the purchase of multiple products rather than a single product, and (iv) implementing an automatic reordering system which is designed to result in convenient repeat purchases.

  Consideration of the Company's growth strategy should be made in connection with certain risks associated with such growth strategy including risks related to opening new markets and managing growth, conducting operations outside of the United States, managing currency risks and complying with import restrictions and government regulations regarding the Company's products, marketing plan, and direct selling generally. See "Risk Factors."

INDUSTRY OVERVIEW

  The distribution of products through the network marketing and other direct selling channels has grown dramatically in recent years. The WFDSA reports that, since 1990, worldwide direct distribution of goods and services to consumers has increased 65%, resulting in the sale of over $75 billion of goods and services in 1995. According to the WFDSA, $34 billion of goods and services were sold by its members in 1995 through direct selling channels in the markets in which the Company currently operates, which represents 45% of the global volume of direct sales. The Company believes that extended family relationships, the family culture and the extended social networks common in Asian countries are particularly well suited to the Company's network marketing methods. The Company also believes that a variety of recent social and economic changes which have occurred throughout Asia have had a positive impact on the Company's revenues and net income. Trends that have benefited the Company include the emergence of a greater interest on the part of some Asians in pursuing more independent entrepreneurial activities outside traditional business settings, an increase in the number of Asian women joining the work force and an increase in the number of Asians seeking supplemental income from alternative sources.

  The Asian retail market is generally characterized by fragmented distribution and numerous small retailers who may have only limited knowledge of the products they sell and may not be able to effectively demonstrate their products to customers. In Japan, these problems are further exacerbated by the multi-tiered, traditional Japanese distribution system which has proven difficult for many foreign manufacturers to penetrate. Outside of Japan, the general lack of a developed distribution infrastructure throughout Asia has fostered and encouraged the growth of direct selling as a significant distribution channel. Given this environment, the Company believes that the high level of personal service provided by direct selling companies, including convenient in-home demonstrations, easy-access product ordering, timely delivery and product return policies, provides additional value to consumers. In addition, rapidly growing Asian economies and a growing demand in Asia for Western brand name products has fueled the growth and demand for high quality consumer products.

COUNTRY PROFILES

  The following table sets forth the Company's revenue and the total number of active distributors for each of the countries in which the Company currently operates for the years ended December 31, 1994 and 1995 and for the nine months ended September 30, 1996. This table should be reviewed in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" which discusses the costs associated with generating the aggregate revenue presented.

                                                                       NINE
                                                                      MONTHS
                                           YEAR ENDED DECEMBER 31,     ENDED
                                           ----------------------- SEPTEMBER 30,
   COUNTRY                                    1994        1995         1996
   -------                                 ----------- ----------- -------------
                                                  (DOLLARS IN THOUSANDS)
   Revenue:
     Japan................................ $   172,960 $   231,540   $265,072
     Taiwan...............................      79,219     105,415    107,023
     Hong Kong............................      10,880      17,046     12,133
     South Korea(/1/).....................          --          --     83,697
                                           ----------- -----------   --------
       Total(/2/)......................... $   263,059 $   354,001   $467,925
                                           =========== ===========   ========
   Active Distributors(/3/)(/4/):
     Japan................................     106,000     147,000    182,000
     Taiwan...............................      53,000      75,000     81,000
     Hong Kong............................      11,000      14,000     12,000
     South Korea(/1/).....................          --          --     56,000
                                           ----------- -----------   --------
       Total..............................     170,000     236,000    331,000
                                           =========== ===========   ========

  --------
  (1) The Company commenced operations in South Korea in February 1996.
  (2) Operating expenses have increased with the growth of the Company's revenue. However, as a percentage of revenue such expenses have declined due to improved operating leverage. In addition, total revenue does not include sales of certain products to NSI affiliates in Australia and New Zealand of $1.4 million, $4.6 million and $3.4 million in 1994, 1995 and the first nine months of 1996, respectively.
  (3) "Active Distributors" include only those distributors who purchased products from the Company during the three months ended as of the date indicated.
  (4) Numbers are rounded to the nearest thousand.

  The following table sets forth certain estimated economic and demographic data in each of the Company's markets. Although the Company believes that the following table provides a useful basis for evaluating the relative size and growth of the economies and populations of the countries in which the Company operates, no assurance can be given that economic or population data in a particular country will indicate what the Company's results of operations will be in that country.

                                                                                   REAL GDP
                            1995 POPULATION      1995 GDP          1995 GDP         GROWTH
   COUNTRY                   (IN MILLIONS)  (IN BILLIONS OF $) PER CAPITA (IN $) 1995/1994(%)
   -------                  --------------- ------------------ ----------------- ------------
   Japan...................      125.3           $4,645.5           $37,672          0.9%
   Taiwan..................       21.2              259.9            13,403          6.1
   Hong Kong...............        6.2              144.3            26,442          5.0
   South Korea.............       44.9              446.4            11,422          8.1

--------
Source: World Information Services; Country Data Forecasts March, 1996.

  JAPAN. The Company, through its subsidiary Nu Skin Japan, commenced operations in Japan in April 1993. According to the WFDSA, the direct selling channel in Japan generated sales of approximately $30 billion of goods and services in 1995, making Japan the largest direct selling market in the world. Management believes that as many as six million people are involved in direct selling businesses in Japan. Network marketing activities and the sale of the Company's products are subject to significant government regulation in Japan. See "Risk Factors--Government Regulation of Direct Selling Activities" and "-- Government Regulation of Products and Marketing."

  To date, the Company has experienced significant growth in Japan, where revenue increased 34% in 1995 compared to 1994 and has continued to grow at 53% on an annualized basis for the nine months ended September 30, 1996. Significant revenue was recognized from the outset of the Company's operations in Japan due to the immediate attention given to the market by leading NSI distributors from around the world. A great deal of the Company's success to date can be directly attributed to the growth of its Japanese business in recent years. Furthermore, given the size of the Japanese market, management believes that there is significant opportunity for expansion of its market share. Nu Skin Japan currently offers 52 of the 80 NSI personal care products and 10 of the 30 IDN products, including LifePak, the core IDN product. Additionally, Nu Skin Japan offers 11 personal care products that are manufactured in Japan and are specifically targeted to the Japanese market.

  In support of the Company's growth strategy, Nu Skin Japan intends to (i) focus on internal country development by opening offices in additional Japanese cities, thereby increasing consumer awareness and enhancing the Company's image; (ii) expand development capacity to develop more products that are particularly suited to the Japanese market; and (iii) enhance corporate support of distributors by upgrading information technology resources.

  TAIWAN. The Company, through its subsidiary Nu Skin Taiwan, commenced operations in Taiwan in January 1992. According to the WFDSA, the direct selling channel in Taiwan generated approximately $2 billion in sales of goods and services in 1995, of which 43% were nutritional products. Currently, two million people (approximately 10% of the population) are estimated to be involved in direct selling. Since a significant percentage of its population is involved in direct selling activities, the Taiwanese government regulates direct selling activities to a significant extent. For example, the Taiwan government recently enacted tax legislation aimed at ensuring proper tax payments by distributors on their transactions with end consumers. See "Risk Factors--Government Regulations of Direct Selling Activities" and "-- Government Regulation of Products and Marketing."

  Revenue growth in Taiwan has averaged 52% on an annualized basis since 1992. The Company believes that the recent increase in sales is primarily due to (i) the opening of walk-in centers in Kaohsiung and Taichung; (ii) increased distributor training and recognition; and (iii) increased product offerings. Based on information provided by the Taiwan Direct Selling Association, Nu Skin Taiwan is the third largest direct selling business in Taiwan. Management believes that Nu Skin Taiwan has captured approximately 31% and 1% of the market for personal care products and nutritional supplements, respectively, sold through the direct selling channel. Nu Skin Taiwan currently offers 60 of the 80 NSI personal care products and 7 of the 30 IDN products.

  In support of the Company's growth strategy, Nu Skin Taiwan intends to (i) capitalize on the size of the nutritional supplements market by expanding the current product offerings in Taiwan to include additional NSI products, in particular LifePak, which, subject to regulatory approval, is scheduled for introduction in Taiwan by the end of 1996, (ii) focus more resources on product development specifically for the Taiwanese market, (iii) add additional walk-in distribution and distributor support centers in additional major cities, and (iv) enhance corporate support of distributors by upgrading information technology resources.

  HONG KONG. The Company, through its subsidiary Nu Skin Hong Kong, commenced operations in Hong Kong in September 1991. According to the WFDSA, the direct selling channel in Hong Kong generated approximately $78 million in sales of goods and services in 1995. Hong Kong represents an important market in the structure of the Asian region because it serves as the location of the Company's regional office and is an important base of operations for many of the Company's most successful distributors, whose downline distributor networks extend into other Asian markets. Nu Skin Hong Kong currently offers 74 of the 80 NSI personal care products and 13 of the 30 IDN products.

  Hong Kong is currently a British Crown Colony and is scheduled to become a Special Administrative Region (SAR) of the PRC effective July 1, 1997. The further integration of the Hong Kong economy and political system with the economy and political system of the PRC could have an impact on the Company's business in Hong Kong. See "Risk Factors--Possible Adverse Effect on the Company of a Change in the Status of Hong Kong."

  In February 1995, Macau, a Portuguese colony scheduled to become an SAR of the PRC in 1999, was opened as a new market. Revenue figures for Macau are combined with those of Hong Kong. Macau represents the smallest of the Company's markets in population, with just under 500,000 residents. The Company's Macau office works under the direction of Nu Skin Hong Kong.

  In support of the Company's growth strategy, Nu Skin Hong Kong intends to
(i) promote distributor growth, retention and leadership development through local initiatives such as a recently opened "distributor business center," which provides offices for distributors to rent, at cost, from which they can conduct business; (ii) seek regulatory approvals for the introduction of LifePak; which is not yet available in Hong Kong, and (iii) stimulate purchases from inactive distributors through direct mail campaigns.

  SOUTH KOREA. The Company, through its subsidiary Nu Skin Korea, commenced operations in South Korea in February 1996. According to the WFDSA, the direct selling channel in South Korea generated approximately $1.7 billion in sales of goods and services in 1995. South Korea's new direct sales legislation, which went into effect in July 1995, requires companies to comply with numerous provisions, such as local registration, reporting of certain operating results and dissemination of certain information regarding the laws to distributors. See "Risk Factors--Government Regulations of Direct Selling Activities" and "--Government Regulation of Products and Marketing."

  The Company's sales in South Korea exceeded $83 million through September 30, 1996, making the Company the second largest direct seller in the country. Nu Skin Korea currently offers 27 of the 80 NSI personal care products and none of the IDN products. Nu Skin Korea was among the first foreign-owned firms to register and begin operations under the new direct selling legislation. Management believes that significant competition will soon enter the South Korean market. See "Risk Factors--Competition" and "--Competition."

  In support of the Company's growth strategy, Nu Skin Korea intends to (i) continue to add products from NSI's personal care product line to stimulate new sales; (ii) seek regulatory approvals for the introduction of IDN products; (iii) continue to develop an infrastructure to support a rapidly growing distributor base, including, but not limited to, adding additional walk-in centers in major South Korean cities; and (iv) promote the development of local distributor leadership.

NEW MARKET OPPORTUNITIES

  The Company has developed a low cost, disciplined approach to opening new markets. Each market opening is preceded by a thorough analysis of economic and political conditions, regulatory standards and other business, tax and legal issues. Prior to a market opening, the Company's management team, in conjunction with NSI support personnel, local legal counsel and tax advisors, works to obtain all necessary regulatory approvals and establish facilities capable of meeting distributor needs. This approach, combined with the Global Compensation Plan, which motivates distributors to sponsor and train other distributors to sell products in new markets, has enabled the Company to quickly and successfully open new markets.

  The Company, as a matter of policy, does not announce the timing of its opening of new markets. However, the Company has announced that its next new market expansion efforts will be in Thailand and anticipates opening this market upon receipt of all final government approvals. In addition to Thailand, the Company is the exclusive distributor of NSI products in Indonesia, Malaysia, the Philippines, the PRC, Singapore and Vietnam. The Company believes that these countries collectively represent significant markets for future expansion. There are, however, significant risks and uncertainties associated with this expansion. The regulatory and political climate in these potential markets is such that a replication of the Company's current operating structure cannot be guaranteed. In addition, because the Company's personal care and nutritional product lines are positioned as premium product lines, the market potential for the Company's product lines in relatively less developed countries, such as the PRC and Vietnam, remains to be determined. Modifications to each product line may be needed to accommodate the market conditions in each country, while maintaining the integrity of the Company's products. No assurances can be given that the Company will be able to make such modifications. Given existing regulatory environments and economic conditions, the Company's entrance into Singapore and Vietnam is not anticipated in the short to mid-term. See "Risk Factors--Entering New Markets" and "--Government Regulation of Products and Marketing."

  The following table sets forth certain estimated economic and demographic data in each of the countries for which the Company has an exclusive license but in which the Company has not commenced operations. Although the Company believes that the following table provides a useful basis for evaluating the relative size and growth of the economies and populations of the countries in which the Company intends to operate, no assurance can be given that economic or population data in a particular country will indicate what the Company's results of operations will be in that country.

                            1995 POPULATION      1995 GDP          1995 GDP      REAL GDP GROWTH
   COUNTRY                   (IN MILLIONS)  (IN BILLIONS OF $) PER CAPITA (IN $)  1995/1994(%)
   -------                  --------------- ------------------ ----------------- ---------------
   Thailand................        60.7          $ 162.7            $ 3,033            8.6%
   Indonesia...............       203.1            196.4              1,066            8.0
   Malaysia................        20.0             86.5              4,826            9.6
   Philippines.............        68.9             74.6              1,186            4.8
   PRC.....................     1,227.0            673.5                680           10.2
   Singapore...............         3.0             79.2             29,573            8.9
   Vietnam.................        74.7             22.8                379            9.5

  --------
  Source: World Information Services; Country Data Forecasts March, 1996.

  THAILAND. According to the WFDSA, direct sales in 1995 totaled $562 million in Thailand. This makes Thailand the sixteenth largest direct selling market worldwide. In opening the Thailand market, the Company does not anticipate a material departure from its traditional business model. See "--Government Regulation--Regulation of Products and Marketing."

  INDONESIA. Although historically not open to foreign investment opportunities, Indonesia has experienced a recent emphasis on deregulation and private enterprise and an average annual growth in GDP of 6% from 1985 to 1994. The Indonesian Direct Selling Association reports that there are 600,000 participants in direct selling in the country. Management believes that the combination of the above factors creates an attractive opportunity for expansion.

  MALAYSIA. According to the WFDSA, more than $640 million in goods and services were sold through the direct selling channel in Malaysia in 1995. There are currently several direct selling companies operating in Malaysia. In October 1995, the Company's business permit applications were denied by the Malaysian government as the result of activities by certain NSI distributors before required government approvals could be secured. See "Risk Factors-- Potential Negative Impact of Distributor Actions" and "--Potential Effects of Adverse Publicity." Management is reevaluating the time frame in which it will reapproach the Malaysian market.

  PHILIPPINES. Even though the per capita GDP in the Philippines is low, the Company believes that there is demand for premium personal care and nutrition products, especially near Manila, the capital city, which, in 1995, had a population of 11 million. Management believes that nearly $500 million of goods and services are sold annually through the direct selling channel and that more than 20 international direct selling companies currently operating in the Philippines.

  PRC. With the PRC's large population and the Company's success in the neighboring and Chinese-speaking countries of Hong Kong and Taiwan, management believes that the PRC will be an attractive market for the Company. The PRC government and local jurisdictions have recently initiated rules and regulations for network marketing companies. The Company believes that it will be able to comply with these regulations in operating a network marketing business in the PRC. See "--Government Regulation--Regulation of Products and Marketing."

  SINGAPORE. In Singapore, relatively high levels of GDP per capita indicate that the country enjoys strong consumer buying power and a dynamic market structure similar to Hong Kong. Although direct selling activities are permitted, currently network marketing is not allowed in Singapore. Accordingly, the Company's entrance into Singapore is not anticipated in the short to mid-term. See "--Government Regulation--Regulation of Products and Marketing."

  VIETNAM. The Company believes that there is little or no direct selling activity in Vietnam. However, the country is moving towards a market-based economy and has recently adopted a freely convertible currency. The Company anticipates that the increase in free enterprise will help to develop the direct selling channel. However, given existing regulatory environmental and economic conditions, the Company's entrance into Vietnam is not anticipated in the short to mid-term.

DISTRIBUTION SYSTEM

  OVERVIEW OF DISTRIBUTION SYSTEM. The foundation of the Company's sales philosophy and distribution system is network marketing. Under most network marketing systems, distributors purchase products for retail sale or personal consumption. Pursuant to the Global Compensation Plan, products are sold exclusively to or through independent distributors who are not employees of the Company or NSI. Distributors contract directly with NSI, and NSI makes such distributors available to the Company through Licensing and Sales Agreements. See "--Relationship with NSI" and "Certain Relationships and Related Transactions."

  Network marketing is an effective vehicle to distribute the Company's products because (i) a consumer can be educated about a product in person by a distributor, which is more direct than the use of television and print advertisements; (ii) direct sales allow for actual product testing by a potential consumer; (iii) the impact of distributor and consumer testimonials is enhanced; and (iv) as compared to other distribution methods, distributors can give customers higher levels of service and attention, by, among other things, delivering products to a consumer's home and following up on sales to ensure proper product usage, customer satisfaction, and to encourage repeat purchases. Under most network marketing systems, independent distributors purchase products either for resale or for personal consumption.

  Direct selling as a distribution channel has been enhanced in the past decade due to advancements in communications, including telecommunications, and the proliferation of the use of videos and fax machines. Direct selling companies can now produce high quality videos for use in product education, demonstrations and sponsoring sessions that project a desired image for the Company and the product line. Management believes that high quality sales aids play an important role in the success of distributor efforts. For this reason, NSI maintains an in-house staff of video production personnel and video and audio cassette duplication equipment for timely and cost-effective production of sales materials. These facilities and expertise are available for the Company's use. Management is committed to fully utilizing current and future technological advances to continue enhancing the effectiveness of direct selling.

  NSI's network marketing program differs from many other network marketing programs in several respects. First, the Global Compensation Plan allows NSI distributors to develop a seamless global network of downline distributors. Second, NSI's order and fulfillment systems eliminate the need for distributors to carry significant levels of inventory. Third, the Global Compensation Plan is among the most financially rewarding plans offered to distributors by network marketing companies, and can result in commissions to distributors aggregating up to 58% of a product's wholesale price. On a global basis, commissions have averaged 42% of revenue from commissionable sales over the last seven years. Because the Company licenses the right to use the Global Compensation Plan from NSI, the structure of the plan, including commission rates, is under the control of NSI. See "Risk Factors--Increase in Distributor Compensation Expense."

  The Company's revenue is directly dependent upon the efforts of distributors. Growth in sales volume requires an increase in the productivity of distributors and/or growth in the total number of distributors. Because the distributors have contracted directly with NSI, the Company has no control over who becomes a distributor and little or no control over the level of sponsorship of new distributors. There can be no assurance that the productivity or number of distributors will be sustained at current levels or increased in the future. See "Risk Factors--Reliance Upon Independent Distributors of NSI." Furthermore, the Company estimates that approximately 520 distributorships worldwide comprise NSI's two highest executive distributor levels and, together with their extensive downline networks, account for substantially all of the Company's revenue.

Consequently, the loss of such a high-level distributor or another key distributor, together with a group of leading distributors in such distributor's downline network, or the loss of a significant number of distributors for any reason, could adversely affect the Company's results of operations. See "Risk Factors--Reliance on Certain Distributors; Potential Divergence of Interests between Distributors and the Company."

  SPONSORING. The Company relies solely on its distributor force to sponsor new distributors. While the Company provides, at cost, product samples, brochures, magazines and other sales materials, distributors are primarily responsible for educating new distributors with respect to products, the Global Compensation Plan, and how to build a successful distributorship.

  The sponsoring of new distributors creates multiple levels in the network marketing structure. Persons whom a distributor sponsors are referred to as "downline" or "sponsored" distributors. If downline distributors also sponsor, they create additional levels in the structure, but their downline distributors remain part of the same downline network as their original sponsoring distributor. See "Risk Factors--Reliance on Certain Distributors; Potential Divergence of Interests between Distributors and the Company."

  Sponsoring activities are not required of distributors. However, because of the financial incentives provided to those who succeed in building a distributor network, the Company believes that most of its distributors attempt, with varying degrees of effort and success, to sponsor additional distributors. Generally, distributors invite friends, family members and acquaintances to sales meetings where Company products are presented and where the Global Compensation Plan is explained. People are often attracted to become distributors after using Company products and becoming regular retail customers. Once a person becomes a distributor, he or she is able to purchase products directly from the Company at wholesale prices for resale to consumers or for personal consumption. The distributor is also entitled to sponsor other distributors in order to build a network of distributors and product users.

  A potential distributor must enter into a standard distributor agreement with NSI which obligates the distributor to abide by NSI's policies and procedures. Additionally, in all countries except Japan, a new distributor is required to enter into a product purchase agreement with the Company's local Subsidiary, which governs product purchases. In Japan, Taiwan and Hong Kong, distributors are also required to purchase a starter kit, which includes NSI's policies and procedures, for between $55 and $85, which essentially represents the cost of producing the starter kit, and active distributors are required to pay the Company an Annual Materials Fee ("AMF") of up to $35 to cover the cost of newsletters, magazines and updates that are mailed regularly to them. In South Korea, due to local regulations, distributors are not required to purchase a starter kit, and active distributors are not required to pay an AMF.

  GLOBAL COMPENSATION PLAN. Management believes that one of the Company's key competitive advantages is the Global Compensation Plan, which it licenses from NSI. The Global Compensation Plan is seamlessly integrated across all markets in which NSI products are sold. This seamless integration means that the Company's distributor base has global reach and that the knowledge and experience resident in current distributors can be used to build distributor leadership in new markets. By entering into international sponsoring agreements with NSI, distributors are authorized to sponsor new distributors in each country where NSI or the Company has operations. These countries currently include the U.S., the United Kingdom, Puerto Rico, Canada, Taiwan, Hong Kong (including Macau), Japan, South Korea, Australia, New Zealand, Ireland, Germany, France, the Netherlands, Belgium, Italy, Spain, Mexico and Guatemala. This allows distributors to receive commissions at the same rate for sales in foreign countries as for sales in their home country. This is a significant benefit to distributors because they are not required to establish new distributorships or requalify for higher levels of commissions within each new country in which they begin to operate. Under the Global Compensation Plan, a distributor is paid consolidated monthly commissions in the distributor's home country, in local currency, for product sales in that distributor's global downline distributor network. Current and future distributor lists have been licensed by NSI to the Company, pursuant to Licensing and Sales Agreements. See "--Relationship with NSI" and "Certain Relationships and Related Transactions."

  The Global Compensation Plan allows an individual the opportunity to develop a business, the success of which is based upon that individual's level of commitment, time, enthusiasm, personal skills, contacts, and motivation. For many, a distributorship is a very small business, in which products may be purchased primarily for personal consumption and for resale to relatively few customers. For others, a distributorship becomes a full-time occupation.

  HIGH LEVEL OF DISTRIBUTOR INCENTIVES. Based upon its knowledge of network marketing distributor compensation plans, the Company believes that the Global Compensation Plan is among the most financially rewarding plans offered to distributors by network marketing companies. There are two fundamental ways in which distributors can earn money: (i) through retail markups, for which the Company recommends a range from 43% to 60%; and (ii) through a series of commissions on product sales, which can result in commissions to distributors aggregating up to 58% of such product's wholesale price. On a global basis, however, commissions have averaged 42% of revenue from commissionable sales over the last seven years. See "Risk Factors--Increase in Distributor Compensation Expense."

  Each product carries a specified number of sales volume points. Commissions are based on total personal and group sales volume points per month. Sales volume points are essentially based upon a product's wholesale cost, net of any point of sale taxes. As a distributor's retail business expands and as he or she successfully sponsors other distributors into the business who in turn expand their own businesses, he or she receives a higher percentage of commissions.

  Once a distributor becomes an executive, the distributor can begin to take full advantage of the benefits of commission payments on personal and group sales volume. To achieve executive status, a distributor must submit a qualifying letter of intent and achieve specified personal and group sales volumes for a four-month period of time. To maintain executive status, a distributor must generally also maintain specified personal and group sales volumes each month. An executive's commissions increase substantially as multiple downline distributors achieve executive status. In determining commissions, the number of levels of downline distributors that can be included in an executive's group increases as the number of executive distributorships directly below the executive increases.

  As of the dates indicated below, the Company had the following number of executive distributors.

                    TOTAL NUMBER OF EXECUTIVE DISTRIBUTORS

                                           AS OF DECEMBER 31,          AS OF
                                       --------------------------- SEPTEMBER 30,
   EXECUTIVE DISTRIBUTORS               1992   1993   1994   1995      1996
   ----------------------              -----  -----  -----  -----  -------------
   Japan..............................    --  2,459  3,613  4,017      8,937
   Taiwan.............................   551  1,170  2,093  3,014      4,346
   Hong Kong..........................   164    275    377    519        520
   South Korea........................    --     --     --     --      4,006
                                       -----  -----  -----  -----     ------
     Total............................   715  3,904  6,083  7,550     17,809
                                       =====  =====  =====  =====     ======

  On a monthly basis, the Company and NSI evaluate requests for exemptions to the Global Compensation Plan to determine whether technical exemptions should be granted. While the general policy is to discourage exceptions, management believes that the flexibility to grant such exceptions is critical in retaining distributor loyalty and dedication. In each market, distributor services personnel evaluate each such instance and appropriate recommendations are made to NSI.

  DISTRIBUTOR SUPPORT. The Company is committed to providing a high level of support services tailored to the needs of its distributors in each market. The Company meets the needs and builds the loyalty of its distributors with personalized distributor service, a support staff that assists distributors as they build networks of downline distributors, and a liberal product return policy. Because many distributors have only a limited number of hours each week to concentrate on their Nu Skin business, management believes that maximizing a distributor's efforts through effective support of each distributor has been and will continue to be important to the success of the Company.

  Through training meetings, annual conventions, distributor focus groups, regular telephone conference calls and personal contacts with distributors, the Company seeks to understand and satisfy the needs of each distributor. The Company provides walk-in, telephonic and computerized product fulfillment and tracking services that result in user-friendly, timely product distribution. In addition, the Company is committed to evaluating new ideas in technology and services, such as automatic product reordering, that the Company can provide to distributors. The Company currently utilizes voicemail, teleconferencing and fax services. Global Internet access (including Company and product information, ordering abilities and group and personal sales volume inquiries) is anticipated to be provided to distributors in the future. Each walk-in center maintains meeting rooms which distributors may utilize in training and sponsoring activities.

  RULES AFFECTING DISTRIBUTORS. NSI's standard distributor agreement, policies and procedures, and compensation plan contained in every starter and/or introductory kit outline the scope of permissible distributor marketing activities. The Company's distributor rules and guidelines are designed to provide distributors with maximum flexibility and opportunity within the bounds of governmental regulations regarding network marketing. Distributors are independent contractors and are thus prohibited from representing themselves as agents or employees of NSI or the Company. Distributors are obligated to present the Company's products and business opportunity ethically and professionally. Distributors agree that the presentation of the Company's business opportunity must be consistent with, and limited to, the product claims and representations made in literature distributed by the Company. No medical claims may be made regarding the products, nor may distributors prescribe any particular product as suitable for any specific ailment. Even though sponsoring activities can be conducted in many countries, distributors are prohibited from conducting marketing activities outside of countries in which NSI and the Company conduct business and are not allowed to export products from one country to another. Prior to the commencement of Company operations in a new country, distributor activity is restricted to discussions of the product line and business opportunity with personal acquaintances. See "Risk Factors--Potential Negative Impact of Distributor Actions."

  Distributors must represent that the receipt of commissions is based on substantial efforts. Exhibiting commission statements or checks is prohibited. Sales aids such as videotapes, promotional clothing, pens, stationary and other miscellaneous items must be produced or pre-approved by the Company or NSI.

  Distributors may not use any form of media advertising to promote products. Products may be promoted only by personal contact or by literature produced or approved by the Company. Generic business opportunity advertisements (without using either the Company or the NSI names) may be placed in accordance with certain guidelines in some countries. NSI logos and names may not be permanently displayed on physical premises. Distributors may not use NSI trademarks or other intellectual property of NSI without NSI's consent.

  Products may not be sold, and the business opportunity may not be promoted, in traditional retail environments such as food markets, pharmacies and drugstores. Nor may business be conducted at conventions, trade shows, flea markets, swap meets, and similar events. Distributors who own or are employed by a service-related business such as a doctor's office, hair salon, or health club, may make products available to regular customers as long as products are not displayed visibly to the general public in such a way as to attract the general public into the establishment to purchase products.

  Generally, distributors can receive commission bonuses only if, on a monthly basis (i) the distributor achieves at least 100 points (approximately U.S. $100) in personal sales volume, (ii) the distributor documents retail sales to at least five retail customers, (iii) the distributor sells and/or consumes at least 80% of personal sales volume, and (iv) the distributor is not in default of any material policies or procedures.

  NSI systematically reviews alleged reports of distributor misbehavior. If NSI determines that a distributor has violated any of the distributor policies or procedures, it may either terminate the distributor's rights completely or impose sanctions such as warnings, probation, withdrawal or denial of an award, suspension of privileges of a distributorship, fines or penalties, withholding commissions until specified conditions are satisfied, or other appropriate injunctive relief. Distributor terminations based on violations of NSI's policies and procedures have aggregated less than 1% of the Company's distributor force since inception. Distributors may voluntarily terminate their distributorship at any time.

  PAYMENT. Distributors pay for products prior to or shortly after shipment. Accordingly, the Company carries minimal accounts receivable. Distributors pay for products in one of several ways. Cash, which represents a large portion of all payments, is received by order takers in the distribution center when orders are personally picked up by a distributor. In addition, in Japan cash is sent through the mail using a postal cash envelope. The Company also accepts payment through the use of credit cards. This method of payment is very popular in Hong Kong and Taiwan and is expected to increase in popularity in South Korea. Another form of payment utilized in Japan is a Tososhin card, which is essentially a distributor credit card utilized to place orders. Bank wire transfers are also popular throughout Asia, particularly in Japan.

PRODUCT SUMMARY

  The Company offers products in two distinct categories: personal care products, marketed under the trademark "Nu Skin," and nutritional products, marketed under the trademark "Interior Design Nutritionals" (IDN). The Company is entitled to distribute NSI products in specified Asian countries pursuant to a Regional Distribution Agreement. See "--Relationship with NSI" and "Risk Factors--Relationship with and Reliance on NSI; Potential Conflicts of Interest." NSI markets 80 different personal care and 30 different nutritional products, of which 69 and 13, respectively, are available in the Company's current markets. Nearly all products sold by the Company are purchased from NSI, with the exception of a line of 11 personal care products which are produced locally in Japan. In addition to products, the Company offers a variety of sales aids, including items such as starter kits, introductory kits, brochures, product catalogs, videotape and personal care accessories. See "Risk Factors--Product Liability."

  The following chart indicates how many of the NSI personal care and IDN products available as of September 30, 1996, in each of the Company's current markets.

                    PERSONAL CARE AND IDN PRODUCT OFFERINGS

PRODUCT CATEGORIES /PRODUCT LINES              TOTAL       PRODUCTS OFFERED
---------------------------------             PRODUCTS  ---------------------------
                                             OFFERED BY                  HONG SOUTH
                                                NSI     JAPAN     TAIWAN KONG KOREA
                                             ---------- -----     ------ ---- -----
Personal Care:
  Facial Care...............................     17       10(/1/)   13    15    10
  Body Care.................................     12        9         9    12     7
  Hair Care.................................     14       13        13    13    10
  Color Cosmetics...........................     11       11        10    10     -
  Specialty.................................     26        9        15    24     -
                                                ---      ---       ---   ---   ---
    Total...................................     80       52        60    74    27
                                                ===      ===       ===   ===   ===
IDN:
  Nutritional Supplements...................     18        8         5    10     -
  Weight Management Products and Nutritious
   Snacks...................................      8        1         2     3     -
  Sports Nutrition..........................      4        1         -     -     -
                                                ---      ---       ---   ---   ---
    Total...................................     30       10         7    13     -
                                                ===      ===       ===   ===   ===

  --------
  (1) In Japan, the Company also sells 11 locally sourced facial care products.

  Presented below are the dollar amount and percentage of revenue of each of the two product categories and other sales aid revenue for the years ended December 31, 1994 and 1995, and for the nine months ended September 30, 1996.

                          REVENUE BY PRODUCT CATEGORY

                          YEAR ENDED          YEAR ENDED      NINE MONTHS ENDED
                      DECEMBER 31, 1994   DECEMBER 31, 1995   SEPTEMBER 30, 1996
                      ------------------- ------------------- --------------------
   PRODUCT CATEGORY       $         %         $         %         $         %
   ----------------   ---------- -------- ---------- -------- ---------- ---------
                                       (DOLLARS IN THOUSANDS)
   Personal care...   $  241,188    91.2% $  303,387    84.6% $  345,069    73.2%
   Nutritional.....        5,464     2.1      23,959     6.7      92,241    19.6
   Sales aids......       17,788     6.7      31,263     8.7      34,002     7.2
                      ---------- -------  ---------- -------  ---------- -------
     Total.........   $  264,440   100.0% $  358,609   100.0% $  471,312   100.0%
                      ========== =======  ========== =======  ========== =======

PERSONAL CARE PRODUCTS

  The Company's current personal care products category is divided into the following lines: facial care, body care, hair care and color cosmetics, as well as specialty products, such as sun protection, oral hygiene and fragrances. Each of the Subsidiaries markets a variety of the 80 personal care products currently offered by NSI. The Company also offers product sets that include a variety of products in each product line as well as small, sample-size packages to facilitate product sampling by potential consumers. The product sets are especially popular during the opening phase of a new country, where distributors and consumers are anxious to purchase a variety of products, and during holiday and gift giving seasons in each market. The Company anticipates the introduction of additional personal care products into each market, based on the likelihood of the particular product's success in the market as well as applicable regulatory approvals. See "Risk Factors-- Government Regulation of Products and Marketing."

  The personal care products offered in Taiwan and Hong Kong are substantially the same formulations of the products offered by NSI in the U.S. In Japan and South Korea, however, most of the products have been reformulated to satisfy certain regulatory requirements with respect to product ingredients and preservatives and to meet the preferences of Japanese and South Korean consumers.

  The following is a brief description of each line within the personal care product category offered by the Company as of September 30, 1996:

  FACIAL CARE. The goal of the facial care line is to allow users to cleanse thoroughly without causing dryness and to moisturize with effective humectants that allow the skin to attract and retain vital water. The Company's facial care line currently consists of 17 different products: Cleansing Lotion, Facial Scrub, Exfoliant Scrub, Facial Cleansing Bar, Clay Pack, pH Balance Facial Toner, NaPCA Moisturizer, Rejuvenating Cream, Celltrex (called Hylatrex in Japan and South Korea), Intensive Eye Complex, HPX Hydrating Gel, Face Lift and Activator (two formulas for sensitive and normal skin), Jungamals Lip Balm, Clarifex Cleansing Scrub, Clarifex Mud, Alpha Extra Face and Nu Colour Eye Makeup Remover.

  BODY CARE. The Company's line of body care products relies on premium quality ingredients to cleanse and condition skin. The cleansers are uniquely formulated without soap, and the moisturizers contain light but effective humectants and emollients. The Company's body care line currently consists of 12 products: Antibacterial Body Cleansing Gel, Liquid Body Lufra, Body Smoother, Hand Lotion, NaPCA Moisture Mist, Body Bar, Body Cleansing Gel, Enhancer, Glacial Marine Mud (Original), Jungamals Crazy Crocodile Cleaner, Jungamals Rhino Ray Resister and Alpha Extra Body. Glacial Marine Mud (Original) is exclusively licensed to NSI for sale in the direct selling channel.

  HAIR CARE. The Company's hair care line, HairFitness, is designed to meet the needs of people with all types of hair and hair problems. Focusing on the condition of the scalp and its impact on hair quality, the Company's hair care products use water-soluble conditioners like panthenol to reduce build-up on the scalp and to promote healthy hair. HairFitness includes 12 products featuring ceregen, a revolutionary wheat hydrocolloid complex of conditioning molecules that have been shown to have dramatic hair repair and moisture control aspects: 3 in 1 Shampoo, Moisturizing Shampoo, Balancing Shampoo, Vital Shampoo, Deep Clarifying Shampoo, Glacial Therapy, Weightless Conditioner, Luxurious Conditioner, Conditioning Detangler Spray, Styling Gel, Holding Spray and Mousse (Styling Foam). The Company also carries Dermanator Shampoo and Jungamals Tiger Tangle Tamer Shampoo.

  COLOR COSMETICS. In the latter part of 1995, the Company introduced Nu Colour, a new line of color cosmetics, in Hong Kong, Taiwan and Japan. The Nu Colour line consists of 11 products with 72 sku's including MoistureShade Liquid Finish (10), MoistureShade Pressed Powder (4), Blush Duo (5), Eye Shadow Trio (6), Mascara (2), Eyeliner (3), Lip Liner (5), Lipstick (20), DraMATTEics Lip Pencils (6), Nu Colour Moisture Finish (10), and Lip Gloss.

  SPECIALTY PRODUCTS. The Company recently introduced a product line labeled Epoch, a unique line of ethnobotanical personal care products created in cooperation with well known ethnobotanists. These products, which unite natural compounds used by indigenous cultures with advanced scientific ingredients, include Glacial Marine Mud, Deodorant with Citrisomes, Polishing Bar, LeafClean Hand Wash, Everglide Foaming Shave Gel, Desert Breeze Aftershave and Post Shave Lotion for Women. Epoch was launched in October of 1996 in Hong Kong and Taiwan and is currently expected to be launched, subject to regulatory approval, in the spring of 1997 in Japan and South Korea. Glacial Marine Mud is exclusively licensed to NSI for sale in the direct selling channel.

  Nutriol, a line of products exclusively licensed to NSI for sale in the direct selling channel and manufactured in Europe, consists of five products:
Nutriol Hair Fitness Preparation, Nutriol Shampoo, Nutriol Mascara, Nutriol Nail and Nutriol Eyelash. Nutriol represents a product designed to replenish the hair's vital minerals and elements. Each Nutriol product uses mucopolysaccharide, a patented ingredient.

  The Company's line of Sunright products is designed to provide a variety of sun screen protection with non-irritating and non-greasy products. The sun protection line includes a sun preparation product that prepares the skin for the drying impact of the sun, five sun screen alternatives with various levels of SPF, and a sun screen lip balm. In the Asian market, the Company's sun care line is currently available in Hong Kong and Japan. At present, Sunright Prime Pre & Post Sun Moisturizer and Sunright Lip Balm are not available in Japan.

  AP-24, a line of oral health care products which incorporates anti-plaque technology designed to help prevent plaque build-up 24 hours a day, is exclusively licensed to the Company, together with the associated trademark, for sale in the direct selling channel under the trademark AP-24. This product line includes AP-24 Anti-Plaque Toothpaste, AP-24 Anti-Plaque Mouthwash, AP-24 Triple Action Dental Floss and AP-24 Anti-Plaque Breath Spray. These products are currently available in Hong Kong and Taiwan. The Company currently intends to launch this product line, subject to regulatory approval, in South Korea and Japan in 1997. The AP-24 oral health care products for kids offers products designed to make oral care fun for children, including Jungamal's Tough Tusk Toothpaste and Jungamal's Fluffy Flamingo Floss.

  The Company offers a men's and a women's fragrance under the Nu Skin trademark Safiro. The Company also offers a Nail Care Kit.

  PRODUCT SETS. The Company currently offers product sets that include a sampling of products from a given product line. These package configurations are intended to encourage increased product trials.

INTERIOR DESIGN NUTRITIONALS

  The IDN product category is comprised of 30 products in the following lines: nutritional supplements, weight management products and nutritious snacks, and sports nutrition. IDN is designed to promote healthy, active lifestyles and general well-being through proper diet, exercise and nutrition. Although less developed in the Asian market than the personal care category, each of the Subsidiaries, except Nu Skin Korea, markets a variety of the IDN products offered by NSI. In the United States, the IDN division is an official licensee of the U.S. Olympic Committee.

  The Company believes that the nutritional supplement market is expanding in Asia because of changing dietary patterns, a health-conscious population and recent reports supporting the benefits of using vitamin and mineral nutritional supplements. This product line is particularly well suited to network marketing because the average consumer is often uneducated regarding nutritional products. The Company believes that network marketing is a more efficient method than traditional retailing channels in educating consumers regarding the benefits of nutritional products. Because of the numerous over-the-counter vitamin and mineral supplements in Asia, the Company is confident that individual attention and testimonials by distributors will provide information and comfort to a potential consumer.

  IDN products generally require reformulation to satisfy the strict regulatory requirements of each Asian market. While each product's concept and positioning are generally the same, regulatory differences between U.S. and Asian markets result in some product ingredient differences. See "Risk Factors--Government Regulation of Products and Marketing." In addition, Asian preferences and regulations favor tablets instead of gel caps, which are typically used in the U.S.

  The following is a brief description of each of the IDN product lines:

  NUTRITIONAL SUPPLEMENTS. LifePak, the core IDN nutritional supplement, is designed to provide an optimum mix of nutrients including vitamins, minerals, antioxidants and phytonutrients (natural chemical extracts from plants). The introduction of LifePak in Japan in October 1995 resulted in a significant increase in revenue and currently represents approximately 17% of the Company's revenue in Japan. LifePak was launched in Taiwan in October of 1996.

  Additional nutritional supplements include: Vitox, which incorporates beta carotene and other important vitamins for overall health; Metabotrim, which provides B vitamins necessary to convert food to energy and chromium chelate which has been shown to help in the body's normal metabolic process; Optimum Omega, a pure source of omega 3 fatty acids aimed to assist cardiovascular health; Image HNS, an all-around vitamin and antioxidant supplement; and Optigar Q, a blend of co-enzyme Q10 and deodorized garlic. The IDN Masters Wellness Supplement provides nutrition specifically for an aging generation. Jungamals Children's Chewables combine natural flavors and colors and contain a unique blend of antioxidants, chelated minerals, and vitamins specifically tailored for children. NutriFi contains four grams of soluble and insoluble fibers per serving in a powder that can be added to liquids and foods to supplement the recommended daily amounts of fiber.

  The Company also offers a number of nutritional drinks. Hot & Healthy, unlike traditional hot drinks, is 100% caffeine-free and contains beneficial ingredients such as Korean Panax Ginseng and grape seed extract. Splash C with juice crystals is a healthy beverage providing significant doses of vitamins C and E as well as calcium in each serving. Real fruit juice crystals are added to create orange or lemon flavor.

  IDN's botanical line contains phytonutrients for those who seek natural ingredients in dietary supplements and is designed to address specific areas of need. The botanicals, offered in eight different dietary supplements, provide natural ingredients without sugar, salt, wheat, dairy products, artificial colors, chemicals or preservatives.

  WEIGHT MANAGEMENT PRODUCTS AND NUTRITIOUS SNACKS. As part of the Company's mission to promote a healthy lifestyle and long-term wellness, IDN includes a HealthTrim Lifestyle System (which includes LifePak Trim, Fiberry Fat-Free Snack Bars and Appeal Lite, a nutritional drink containing chelated minerals and vitamins), and instructional assessment materials with a counseling program. The Company also offers Breakbars, a nutritious snack which provides carbohydrates, protein and fiber.

  SPORTS NUTRITION. To cater to health conscious individuals with active lifestyles, the IDN Sports Nutrition System offers a comprehensive, flexible program for individuals who desire to optimize performance on an individual basis. The system includes LifePak, OverDrive, a sports supplement licensed by the U.S. Olympic Committee that features antioxidants, B vitamins and chromium chelate, GlycoBar energy bars, and SportaLyte performance drink to help supply the necessary carbohydrates, electrolytes and chelated minerals to optimize performance. AminoBuild is a low fat high protein drink mix that is designed to replace nutrients before and after workouts.

SALES AIDS

  The Company provides an assortment of sales aids to facilitate the sales of its products. Sales aids include videotapes, promotional clothing, pens, stationary, business cards, brushes, combs, cotton pads, tissues, and other miscellaneous items to help create consumer awareness of the Company and its products. Sales aids are priced at the Company's approximate cost and are not commissionable items (i.e., distributors do not receive commissions on purchases of sales aids).

PRODUCT GUARANTEES

  The Company believes that it is among the most consumer protective companies in the direct selling industry. For 30 days from the date of purchase, the Company's product return policy allows a retail purchaser to return any product to the distributor through whom the product was purchased for a full refund. After 30 days from the date of purchase, the return privilege is in the discretion of the distributor. Because distributors may return unused and resalable products to the Company for a refund of 90% of the purchase price for one year, they are encouraged to provide consumer refunds beyond 30 days. In addition, the product return policy is a material aspect of the success of distributors in developing a retail customer base. The Company's experience with actual product returns to date has averaged approximately 1.5% of annual revenue through 1995.

PRODUCT DEVELOPMENT AND PRODUCTION

  PRODUCT DEVELOPMENT PHILOSOPHY. The Company is committed to building its brand name and distributor and customer loyalty by selling premium quality, innovative personal care and nutritional products that appeal to broad markets. This commitment is illustrated by the Company's personal care products slogan "All of the Good and None of the Bad" and its nutritional products slogan "Adding Life to Years." The Company's product philosophy is to combine the best of science and nature and to include in each of its products the highest quality ingredients. For example, NSI avoids soaps and other harsh cleansers that can dry and irritate skin, undesirable oils such as lanolin, elements known to be irritating and pore clogging, volatile alcohols such as ethyl alcohol, and conditioning agents that leave heavy residues. This philosophy has led to the Company being one of the only personal care companies in Japan to disclose every ingredient to consumers. This philosophy has also led to the Company's commitment to avoid any ingredients in nutritional supplements that are reported to have any long-term addictive or harmful effects, even if short-term effects may be desirable. Independent distributors need to have confidence that they are distributing the best products available in order to have a sense of pride in their association with the Company and to have products that are distinguishable from "off the shelf" products. NSI and the Company are committed to developing and providing quality products that can be sold at an attractive retail price and allow the Company to maintain reasonable profit margins.

  NSI is also committed to constantly improving its evolving product formulations to incorporate innovative and proven ingredients into its product line. Whereas many consumer product companies develop a formula and stay with that formula for years, and sometimes decades, NSI believes that it must stay current with product and ingredient evolution to maintain its reputation for innovation to retain distributor and consumer attention and enthusiasm. For this reason, NSI continuously evaluates its entire line of products for possible enhancements and improvements.

  In addition, the Company believes that timely and strategic product introductions are critical to maintaining the growth of independent distribution channels. Distributors become enthusiastic about new products and are generally excited to share new products with their customer base. An expanding product line helps to attract new distributors and generate additional revenues.

  NSI maintains a laboratory and a staff of approximately 90 individuals involved in product development. NSI also relies on an advisory board comprised of recognized authorities in various disciplines. In addition, NSI and the Company evaluate a significant number of product ideas that are presented by distributors and other outside sources. NSI believes that strategic relationships with certain vendors also provide important access to innovative product concepts. The Company will continue to develop products tailored to appeal to the particular needs of the Company's markets.

  Historically, one of the reasons for the success of the Company's personal care product line has been its gender neutral positioning. This product positioning substantially expands the size of the traditional skin and hair care market. NSI's IDN line of products has historically been positioned to be age neutral. However, with a substantial distributor and user base established, the Company believes that it can further increase its market share in both the personal care and the nutritional products categories by introducing age and gender specific products, including LifePak for Women, additional vitamin products targeted to seniors, and personal care products targeted to either men or women.

  PRODUCTION. Virtually all the Company's products are sourced through NSI and are produced by manufacturers unaffiliated with NSI. The Company currently has little or no direct contact with these manufacturers. The Company's profit margins and its ability to deliver its existing products on a timely basis are dependent upon the ability of NSI's outside manufacturers to continue to supply products in a timely and cost-efficient manner. Furthermore, the Company's ability to enter new markets and sustain satisfactory levels of sales in each market is dependent in part upon the ability of suitable outside manufacturers to reformulate existing products, if necessary to comply with local regulations or market environments, for introduction into such markets. Finally, the development of additional new products in the future will likewise be dependent in part on the services of suitable outside manufacturers.

  The Company currently acquires products or ingredients from sole suppliers or suppliers that are considered by the Company to be the superior suppliers of such ingredients. The Company believes that, in the event it is unable to source any products or ingredients from its current suppliers, the Company could produce such products or replace such products or substitute ingredients without great difficulty or prohibitive increases in the cost of goods sold. However, there can be no assurance that the loss of such a supplier would not have a material adverse effect on the Company's business and results of operations.

  With respect to sales to the Company, NSI currently relies on two unaffiliated manufacturers to produce approximately 70% and 80% of its personal care and nutritional products, respectively. NSI has a written contract with the primary supplier of the Company's personal care products that expires at the end of 1997. An extension to such contract is currently being negotiated. NSI does not currently have a written contract with the primary supplier of the Company's nutritional products. The Company believes that in the event that NSI's relationship with any of its key manufacturers is terminated, NSI will be able to find suitable replacement manufacturers. However, there can be no assurance that the loss of either manufacturer would not have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Reliance on and Concentration of Outside Manufacturers."

RELATIONSHIP WITH NSI

  Upon the consummation of the Offerings, approximately 98.6% of the combined voting power of the outstanding shares of Common Stock (approximately 98.4% if the underwriters' over-allotment options are exercised in full) will be held by the shareholders of NSI. As a result, when acting as stockholders of the Company, these shareholders of NSI will consider the short-term and long-term impact of all stockholder decisions on the consolidated financial results of NSI and the Company. See "Risk Factors--Relationship with and Reliance on NSI; Potential Conflicts of Interest." In addition, the Company has entered into, or, upon consummation of the Offerings will enter into, the Operating Agreements with NSI and with NSIMG, a Delaware corporation also controlled by the shareholders of NSI, summary descriptions of which are set forth below. Such summaries are qualified in their entirety by reference to the Operating Agreements, which are filed as exhibits to the Registration Statement of which this Prospectus forms a part. In the future the Company may enter into amendments to the Operating Agreements or additional agreements with NSI or NSIMG. The Company intends to seek the approval of a majority of its independent directors for any amendment to the Operating Agreements and any new agreement which the Company believes to be of material importance to the Company and as to which the Company and NSI or NSIMG have conflicting interests. The Company will be almost completely dependent on the Operating Agreements to conduct its business, and in the event NSI is unable or unwilling to perform its obligations under the Operating Agreements, or terminates the Operating Agreements as provided therein, the Company's business and results of operations will be adversely affected. See "Risk Factors--Relationship with and Reliance on NSI; Potential Conflicts of Interest."

  DISTRIBUTION AGREEMENTS. The Company has entered into a regional distribution agreement (the "Regional Distribution Agreement") with NSI, through Nu Skin Hong Kong, pursuant to which NSI has granted to the Company the exclusive right to sell and distribute NSI products and sales aids in the Company's markets. Nu Skin Japan, Nu Skin Taiwan and Nu Skin Korea have each entered into wholesale distribution agreements (the "Wholesale Distribution Agreements") with Nu Skin Hong Kong, pursuant to which each such Subsidiary has been granted the right to sell and distribute NSI products in its respective country.

  The Company has the right to purchase any of NSI's products, subject to unavailability due to local regulatory requirements. See "--Government Regulation." Purchases are made by submission of a purchase order to NSI, which NSI must accept unless it has insufficient inventory to fill the order. In determining whether it has sufficient inventory to fill a given order, NSI is required to treat the Company on a parity basis with its other affiliates.

  The prices for products are governed by a price schedule which is subject to change by NSI from time to time upon at least 30 days advance notice. NSI pays ordinary freight and the Company pays handling, excise taxes and customs duties on the products the Company orders. In order to assist NSI in planning its inventory and pricing, the Company is required to provide NSI with certain business plans and reports of its sales and prices to independent distributors.

  The Company purchases virtually all of its products from NSI through Nu Skin Hong Kong. Nu Skin Hong Kong pays for its purchases from NSI under the Regional Distribution Agreement in U.S. dollars, while the other Subsidiaries pay for their purchases from Nu Skin Hong Kong under the Wholesale Distribution Agreements in their local currency. Nu Skin Hong Kong therefore bears significant currency exchange risk as a result of purchases from NSI on behalf of the other Subsidiaries. See "Risk Factors--Operations Outside the United States; Currency Risks."

  The Company is responsible for paying for and obtaining government approvals and registrations necessary for importation of NSI's products into its markets. In addition, the Company is responsible for obtaining any government approvals, including any filings and notifications, necessary for the effectiveness of the Regional Distribution Agreement and the Wholesale Distribution Agreements or for the parties performance thereunder. See "Risk Factors--Government Regulation of Products and Marketing."

  NSI is generally responsible for paying for the research, development and testing of the products sold to the Company, including any product reformulations needed to comply with local regulatory requirements. NSI warrants as to the merchantability of, and its title to, such products. NSI has further indemnified the Company from losses and liability relating to claims arising out of alleged or actual defects in the design, manufacture or content of its products. NSI is required to maintain insurance covering claims arising from the use of its products and to cause each Subsidiary to be a named insured on such insurance policy. The Subsidiaries are also required to maintain insurance policies covering the business to be conducted by them pursuant to the Regional Distribution Agreement and the Wholesale Distribution Agreements. See "Risk Factors--Product Liability."

  The Company is prohibited from selling NSI products outside of the countries for which it has an exclusive distribution license, except that the Company may sell certain NSI products to NSI affiliates in Australia and New Zealand. In addition, the Company is prohibited from selling products which directly or indirectly compete with NSI products in any country without NSI's prior consent, which consent will not be unreasonably withheld or delayed. The Company may sell non-competing products without restriction.

  The Company may manufacture products which do not compete with NSI products without restriction but may not manufacture products which compete directly or indirectly with NSI products without NSI's prior consent, which consent will not be unreasonably withheld or delayed. Any products manufactured by the Company carrying an NSI trademark will be subject to the Trademark/Tradename License Agreements with NSI described below and will require the payment to NSI of certain royalties as set forth therein. If NSI discontinues a product that the Company would like to continue to sell, the Company may elect to manufacture the product itself or through a third party manufacturer unless NSI has a competing product. In this event, NSI has agreed to license the product formulation and any associated trademarks and tradenames to the Company pursuant to the Trademark/Tradename License Agreements described below.

  When the Company determines to commence operations in Thailand, Indonesia, Malaysia, the Philippines, the PRC, Singapore or Vietnam, NSI has agreed under the Regional Distribution Agreement to enter into new Trademark/Tradename License Agreements and Licensing and Sales Agreements and to cause NSIMG to enter into new Management Services Agreements, in each case substantially similar to those described below, with the Company or subsidiaries operating in such countries. See "Risk Factors--Entering New Markets."

  TRADEMARK/TRADENAME LICENSE AGREEMENTS. Pursuant to the Trademark/Tradename License Agreements, NSI has granted to each Subsidiary an exclusive license to use in its market the NSI and IDN trademarks, the individual product trademarks used on NSI products and any NSI tradenames. Each of the Subsidiaries may thus use the licensed trademarks and tradenames on products and commercial materials not purchased from NSI, including locally sourced products and commercial materials and products and commercial materials manufactured by such subsidiary and may grant a sub-license, with the consent of NSI, for the licensed trademarks and tradenames in its market. In addition, each Subsidiary has the right to export such products and commercial materials into other Company markets with NSI's consent, which consent shall not be unreasonably withheld or delayed.

  The Company pays a royalty to NSI for use of the licensed trademarks and tradenames on products, starter and introductory kits and commercial materials not purchased from NSI, including locally sourced products and commercial materials and products and commercial materials manufactured by the Company. The royalty is paid monthly and is equal to 5% of the Company's revenues from such products and commercial materials for such month generally and a total of 8% where NSI owns the formula or has exclusive rights in the subject market for such products or commercial materials.

  NSI has the right to inspect the premises where products using its trademarks are manufactured in order to ensure that the products meet its quality standards. The Company's labels, packaging, advertising and promotional materials using NSI's trademarks must conform with NSI's published standards and NSI has the right of prior approval. The Company is responsible for correcting any manufacturing defects in locally sourced products or products it manufactures that are brought to the Company's attention by NSI or otherwise.

  NSI is responsible for securing and maintaining trademark registrations in the territory covered by each Trademark/Tradename Agreement. NSI has agreed to take such actions as the Company may reasonably request to protect its and the Company's rights to the licensed trademarks from infringement and related claims and has indemnified the Company from losses and liability resulting from such claims.

  LICENSING AND SALES AGREEMENTS. Currently, all distributor agreements are entered into between the distributor and NSI rather than with the Company. Therefore, the Company does not own the distributor lists or the distribution system, the Global Compensation Plan, copyrights and related intangibles. Consequently, each of the Subsidiaries has entered into a Licensing and Sales Agreement with NSI which includes a license to the Company to use the distributor lists, the Global Compensation Plan, know how, distributor system and related intellectual property exclusively in its markets. The Company pays a license fee to NSI of 4% of the Company's revenue from product sales (excluding starter and introductory kits) to NSI distributors for the use of such licensed property. The Company may not grant a sublicense for the licensed property.

  The Company is required to use the Global Compensation Plan to distribute any products, except as NSI may agree to modify the plan in accordance with local requirements. The Company must comply with all policies implemented by NSI under the Global Compensation Plan. This is necessary to ensure global consistency in NSI's operations. The Company must also employ all NSI policies relating to commissions payable to, and other relationships with, NSI distributors.

  The Company has agreed to incur a distributor commission expense of 42% of commissionable product sales (with the exception of South Korea where, due to government regulations, the Company satisfies this obligation by using a formula based upon a maximum payout of 35% of commissionable product sales). The Licensing and Sales Agreements provide that the Company is to satisfy this obligation by paying commissions owed to local distributors. In the event that these commissions exceed 42% of commissionable product sales, the Company is entitled to receive the difference from NSI. In the event that the commissions paid are lower than 42%, the Company must pay the difference to NSI. Under this formulation, the Company's total commission expense is fixed at 42% of commissionable product sales in each country (except for South Korea). The 42% figure has been set on the basis of NSI's experience over the past seven years which indicates that actual commissions paid in a given year together with the cost of administering the Global Compensation Plan average approximately 42% of commissionable product sales for such year. In the event that actual commissions payable to distributors from sales in the Company's markets vary from these historical results, whether as a result of changes in distributor behavior or changes to the Global Compensation Plan or in the event that NSI's cost of administering the Global Compensation Plan increases or decreases, the Licensing and Sales Agreements provide that the intercompany settlement figure may be modified to more accurately reflect actual results. See "Risk Factors-- Potential Increase in Distributor Compensation Expense."

  In addition to payments to local distributors, the Company is generally responsible for distributor support and relations within Japan, Taiwan, Hong Kong and South Korea. The Company has agreed to use its best efforts to support the development of NSI's distributor network in its markets by purchasing starter or introductory kits from NSI and selling them to potential NSI distributors.

  NSI has agreed to take such actions as the Company may reasonably request to protect its and the Company's rights to the property licensed under the Licensing and Sales Agreements from infringement and related claims and has indemnified the Company from losses and liability resulting from such claims. Both NSI and the Company are required to maintain insurance coverage adequate to insure their assets and financial stability. NSI is responsible for ensuring that the property licensed under the Licensing and Sales Agreements complies with local laws and regulations, including direct selling laws. See "Risk Factors--Government Regulation of Direct Selling Activities."

  MANAGEMENT SERVICES AGREEMENTS. Upon consummation of the Offerings, the Subsidiaries will enter into Management Services Agreements with NSIMG, pursuant to which NSIMG has agreed to provide a variety of management and support services to each Subsidiary. These services will likely include management, legal, financial, marketing and distributor support/training, public relations, international expansion, human resources, strategic planning, product development and operations administration services. Most of NSI's senior management personnel and most employees who deal with international issues are employees of NSIMG.

  Generally, the management and support services will be provided by employees of NSI and NSIMG acting through NSIMG either (i) on a temporary basis in a specific consulting role or (ii) on a full-time basis in a management position in the country in which the services are required. The Management Services Agreements do not cover the services of many of the Company's executive officers. See "Management--Executive Compensation."

  GENERAL PROVISIONS. The Operating Agreements are each for a term ending on December 31, 2016, and, after December 31, 2001, will be subject to renegotiation in the event that members of the families of, or trusts or foundations established by or for the benefit of the Existing Stockholders of NSI on a combined basis no longer beneficially own a majority of the combined voting power of the outstanding shares of common stock of the Company or of NSI. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions." Each Operating Agreement is subject to termination by either party in the event of: (i) a material breach by the other party which remains uncured for a period of 60 days after notice thereof; (ii) the bankruptcy or insolvency of the other party; or (iii) entry of a judgment by a court of competent jurisdiction against the other party in excess of $25,000,000. Each Operating Agreement is further subject to termination by NSI upon 30 days notice in the event of a change of control of the Subsidiary party thereto and by such subsidiary upon 30 days notice in the event of a change of control of NSI. Each Operating Agreement provides that neither party may assign its rights thereunder without the consent of the other party. Each Operating Agreement is governed by Utah law. Any dispute arising under an Operating Agreement is to be settled by arbitration conducted in Utah in accordance with the applicable rules of the American Arbitration Association, as supplemented by the commercial arbitration procedures for international commercial arbitration.

  MUTUAL INDEMNIFICATION AGREEMENT. Prior to or concurrently with the Offerings, the Company and NSI will enter into a mutual indemnification agreement pursuant to which NSI will indemnify the Company for certain claims, losses and liabilities relating to the operations of the Subsidiaries prior to the Reorganization and the Company will indemnify NSI for certain claims, losses and liabilities relating to the operations of the Subsidiaries after the Reorganization.

COMPETITION

  PERSONAL CARE AND NUTRITIONAL PRODUCTS. The markets for personal care and nutritional products are large and intensely competitive. The Company competes directly with companies that manufacture and market personal care and nutritional products in each of the Company's product categories. The Company competes with other companies in the personal care and nutritional products industry by emphasizing the value and premium quality of the Company's products and the convenience of the Company's distribution system. Many of the Company's competitors have much greater name recognition and financial resources than the Company. In addition, personal care and nutritional products can be purchased in a wide variety of channels of distribution. While the Company believes that consumers appreciate the convenience of ordering products from home through a sales person or through a catalog, the buying habits of many consumers accustomed to purchasing products through traditional retail channels are difficult to change. The Company's product offerings in each product category are also relatively small compared to the wide variety of products offered by many other personal care and nutritional product companies. There can be no assurance that the Company's business and results of operations will not be affected materially by market conditions and competition in the future.

  NETWORK MARKETING COMPANIES. The Company also competes with other direct selling organizations, some of which have a longer operating history and higher visibility, name recognition and financial resources. The leading network marketing company in the Company's markets is Amway Corporation and its affiliates. The Company competes for new distributors on the basis of the Global Compensation Plan and its premium quality products. Management envisions the entry of many more direct selling organizations into the marketplace as this channel of distribution expands over the next several years. The Company has been advised that certain large, well-financed corporations are planning to launch direct selling enterprises which will compete with the Company in certain of its product lines. There can be no assurance that the Company will be able to successfully meet the challenges posed by this increased competition. See "Risk Factors--Competition."

GOVERNMENT REGULATION

 DIRECT SELLING ACTIVITIES. Direct selling activities are regulated by various governmental agencies. These laws and regulations are generally intended to prevent fraudulent or deceptive schemes, often referred to as "pyramid" or "chain sales" schemes, that promise quick rewards for little or no effort, require high entry costs, use high pressure recruiting methods and/or do not involve legitimate products. In Japan, the Company's distribution system is regulated under the "Door-to-Door" Sales Law, which requires the submission of specific information concerning the Company's business and products and which provides certain cancellation and cooling-off rights for consumers and new distributors. In Taiwan, the Fair Trade Law (and the Enforcement Rules and Supervisory Regulations of Multi-Level Sales) requires the Company to comply with registration procedures and also provides distributors with certain rights regarding cooling-off periods and product returns. The Company also complies with South Korea's strict Door-to-Door Sales Act, which requires, among other things, the regular reporting of revenue, the registration of distributors together with the issuance of a registration card, and the maintaining of a current distributor registry. This law also limits the amount of sponsoring bonuses that a registered multi-level marketing company can pay to its distributors to 35% of revenue in a given month. As is the case with most network marketing companies, NSI and the Company have from time to time received inquiries from various government regulatory authorities regarding the nature of their business and other issues such as compliance with local business opportunity and securities laws. Although to date none of these inquiries has resulted in a finding materially adverse to the Company or NSI, adverse publicity resulting from inquiries into NSI's operations by certain government agencies in the early 1990's, stemming in part out of inappropriate product and earnings claims by distributors, materially adversely affected NSI's business and results of operations. There can be no assurance that the Company or NSI will not face similar inquiries in the future which, either as a result of findings adverse to the Company or NSI or as a result of adverse publicity resulting from the instigation of such inquiries, could have a material adverse effect on the Company's business and results of operations. See "Risk Factors--Potential Effects of Adverse Publicity" and "--Government Regulation of Direct Selling Activities."

  Based on research conducted in opening its existing markets (including assistance from local counsel), the nature and scope of inquiries from government regulatory authorities and the Company and NSI's history of operations in such markets to date, the Company and NSI believe that their method of distribution is in compliance in all material respects with the laws and regulations relating to direct selling activities of the countries in which the Company and NSI currently operate. Even though management believes that laws governing direct selling are generally becoming more permissive, many countries, including Singapore, one of the Company's potential markets, currently have laws in place that would prohibit the Company and NSI from conducting business in such markets. There can be no assurance that the Company will be allowed to conduct business in each of the new markets or continue to conduct business in each of its existing markets licensed from NSI. See "Risk Factors--Entering New Markets."

 REGULATION OF PRODUCTS AND MARKETING. The Company and NSI are subject to or affected by extensive governmental regulations not specifically addressed to network marketing. Such regulations govern, among other things, (i) product formulation, labeling, packaging and importation, (ii) product claims and advertising, whether made by the Company, NSI or NSI distributors, (iii) fair trade and distributor practices, and (iv) taxes, transfer pricing and similar regulations that affect foreign taxable income and customs duties.

  The Japanese Ministry of Health and Welfare ("MOHW") requires the Company to possess an import business license and to register each personal care product imported into the country. Packaging and labeling requirements are also specified. The Company has had to reformulate many products to satisfy MOHW regulations. In Japan, nutritional foods, drugs and quasi-drugs are all strictly regulated. The chief concern involves the types of claims and representations that can be made regarding the efficacy of nutritional products. The Company's successful introduction of IDN products in Japan was achieved by utilizing the combined efforts of NSI's technical staff as well as external consultants.

  In Taiwan, all "medicated" cosmetic and pharmaceutical products, including PharmAssist, require registration. Non-medicated cosmetic products, such as shampoo and hair conditioner, require no registration.

  In Hong Kong, cosmetic products not classified as "drugs" nor as "pharmaceutical products" are not subject to statutory registrations, packaging and labeling requirements apart from the Trade Descriptions Ordinance. In Macau, "pharmaceutical" products are strictly regulated; general products are not subject to registration requirements.

  In South Korea, the Company has obtained the mandatory certificate of confirmation as a qualified importer of cosmetics under the Pharmaceutical Affairs Law as well as additional product approvals for each of the 45 categories of cosmetic products which it imports. Each new cosmetic product undergoes a 60 day post-customs inspection where, in addition to compliance with ingredient requirements, each product is inspected for compliance with South Korean labeling requirements.

  Based on the Company and NSI's experience and research (including assistance from counsel) and the nature and scope of inquiries from government regulatory authorities, the Company and NSI believe that they are in material compliance with all regulations applicable to them. Despite this belief, either the Company or NSI could be found not to be in material compliance with existing regulations as a result of, among other things, the considerable interpretative and enforcement discretion given to regulators or misconduct by independent distributors. In 1994, NSI and three of its distributors entered into a consent decree with the Federal Trade Commission (the "FTC") with respect to its investigation of certain product claims and distributor practices, pursuant to which NSI paid approximately $1 million to settle the FTC investigation. NSI is currently in discussions with the FTC regarding its compliance with such consent decree and other product issues raised by the FTC. There can be no assurances that the Company will not be subject to similar inquiries and regulatory investigations or disputes and the effects of any adverse publicity resulting therefrom. Any assertion or determination that either the Company, NSI or any NSI distributors are not in compliance with existing laws or regulations could have a material adverse effect on the Company's business and results of operations. In addition, in any country or jurisdiction, the adoption of new laws or regulations or changes in the interpretation of existing laws or regulations could generate negative publicity and/or have a material adverse effect on the Company's business and results of operations. The Company cannot determine the effect, if any, that future governmental regulations or administrative orders may have on the Company's business and results of operations. Moreover, governmental regulations in countries where the Company plans to commence or expand operations may prevent, delay or limit market entry of certain products or require the reformulation of such products. Regulatory action, whether or not it results in a final determination adverse to the Company or NSI, has the potential to create negative publicity, with detrimental effects on the motivation and recruitment of distributors and, consequently, on the Company's sales and earnings. See "Risk Factors--Potential Effects of Adverse Publicity" and "--Entering New Markets."

 REGULATION OF POTENTIAL MARKETS. Each of the proposed new markets will present additional unique difficulties and challenges. In Thailand, for example, businesses which are more than 50% owned by non-citizens are not permitted to operate unless they have an Alien Business Permit, which is frequently difficult to obtain. Under the Treaty of Amity and Economic Relations between Thailand and the United States (the "Treaty of Amity") an Alien Business Permit is not required if a Thailand business is owned by an entity organized in the United States, a majority of whose owners are U.S. citizens or entities. From time to time, it has been reported that certain Thailand government officials have considered supporting the termination of the Treaty of Amity. There can be no assurance that the Company will ever be able to obtain all of the necessary permits and approvals to commence operations in Thailand. The Company could face particular difficulties in commencing operations in Thailand if the Treaty of Amity were terminated and the Company were forced to obtain an Alien Business Permit.

  The PRC has also proven to be a particularly difficult market for foreign corporations due to its extensive government regulation and the historical political tenants of the PRC government. In order to enter the market in the PRC, the Company may be required to create a joint venture enterprise with a Chinese entity and to establish a local manufacturing presence, which will entail a significant investment on the Company's part. The Company will likely have to apply for licenses on a province by province basis and the repatriation of the Company's profits will be subject to restrictions on currency conversion and the fluctuations of the government controlled exchange rate. In addition, because distribution systems are greatly fragmented, the Company may be forced to use business models significantly different from those used by the Company in more developed countries. The lack of a comprehensive legal system and the uncertain and sporadic enforcement of existing legislation and laws could also have an adverse effect on the Company's proposed business in the PRC.

  The other potential new markets also present significant regulatory, political and economic obstacles to the Company. In Singapore, for example, network marketing is currently illegal and is not permitted under any circumstances. Although the Company believes that this restriction will eventually be relaxed or repealed, no assurance can be given that such regulation will not remain in place and that the Company will not be permanently prevented from initiating sales in Singapore. In addition, Malaysia has governmental guidelines that have the effect of limiting foreign ownership of companies operating in Malaysia. There can be no assurance that the Company will be able to properly structure Malaysian operations to comply with this policy. In October of 1995, the Company's business permit applications were denied by the Malaysian government as a result of activities by certain NSI distributors. Therefore, the Company believes that although significant opportunities exist to expand its operations into new markets, there can be no assurance that these or other difficulties will not prevent the Company from realizing the benefits of this opportunity.

EMPLOYEES

  As of September 30, 1996, the Company had approximately 825 full-time and part-time employees. None of the employees is represented by a union or other collective bargaining group. The Company believes its relationship with its employees is good, and does not currently foresee a shortage in qualified personnel needed to operate the business. Each Subsidiary is directed by an experienced manager.

PROPERTIES

  In each of its current markets, the Company has established a central office for the local administrative staff who is directed by a general manager. These offices also have a training room for distributor and employee use and an adjoining distribution center where distributors can place, pay for, and pick up orders. In Japan, Taiwan, and South Korea additional pick up centers have been added to provide better service to distributors and meet the increasing demand for product. In Hong Kong, the Company maintains a distributor business center where established distributors can use office space for training and sponsoring activities at cost.

  In addition to the Company's corporate headquarters in Provo, Utah, the following table summarizes, as of September 30, 1996, the Company's leased office and distribution facilities in each country where the Company currently has operations.

                               PROPERTIES LEASED

   LOCATION                                FUNCTION                   LEASE TOTAL
   --------                                --------                ------------------
   Tokyo, Japan............  Central office/ distribution center   35,000 square feet
   Osaka, Japan............       Distribution center/office       13,400 square feet
   Taipei, Taiwan..........   Central office/distribution center   22,000 square feet
   Kaohsiung, Taiwan.......       Distribution center/office        9,500 square feet
   Taichung, Taiwan........       Distribution center/office       17,000 square feet
   Taoyuan, Taiwan.........     Warehouse/distribution center      36,000 square feet
   Causeway Bay, Hong            Central office/distribution       19,000 square feet
    Kong...................      center/distributor business
                                    center/regional office
   Tsing Yi, Hong Kong.....               Warehouse                10,000 square feet
   Macau...................       Distribution center/office        2,000 square feet
   Seoul, South Korea......   Central office/distribution center   20,000 square feet
   Seoul, South Korea......          Distribution center            7,000 square feet
   Kyungki-Do, South                      Warehouse                16,000 square feet
    Korea..................
   Pusan, South Korea......          Distribution Center           10,000 square feet

LEGAL PROCEEDINGS

  The Company is not a party to any litigation or other legal proceedings or investigations which is expected to have a material adverse effect on its financial condition or results of operations, nor are any such proceedings known to be contemplated.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information regarding the Company's directors and executive officers.

   NAME                     AGE POSITION
   ----                     --- --------
   Blake M. Roney..........  38 Chairman of the Board
   Steven J. Lund..........  42 President, Chief Executive Officer and Director
   Renn M. Patch...........  46 Chief Operating Officer
   Corey B. Lindley........  32 Vice President of Finance
   Michael D. Smith........  50 Vice President of Operations
   M. Truman Hunt..........  37 Vice President of Legal Affairs and Investor Relations
   Keith R. Halls..........  38 Secretary and Director
   Takashi Bamba...........  61 President, Nu Skin Japan
   John Chou...............  50 President, Nu Skin Taiwan
   S.T. Han................  54 President, Nu Skin Korea
   George Mak..............  42 President, Nu Skin Hong Kong
   Mark L. Adams...........  45 Controller
   Sandie N. Tillotson.....  39 Director
   Brooke B. Roney.........  34 Director
   Kirk V. Roney...........  42 Director
   Max L. Pinegar..........  65 Director
   Max E. Esplin...........  53 Director

  Blake M. Roney has served as the Chairman of the Board since the Company's inception and is a founder of NSI. He has also served as President, Chief Executive Officer and Chairman of the Board of NSI and its affiliated entities since their respective inceptions. He received a B.S. degree from Brigham Young University. He is the brother of Kirk V. Roney and Brooke B. Roney.

  Steven J. Lund has been the President, Chief Executive Officer and a Director of the Company since its inception. Mr. Lund has also served as Executive Vice President and a Director of NSI since its inception and as Vice President and Secretary of certain NSI affiliated entities since their respective inceptions. Mr. Lund previously worked as an attorney in private practice. He received a B.A. degree from Brigham Young University and a J.D. degree from Brigham Young University's J. Reuben Clark Law School.

  Renn M. Patch has been the Chief Operating Officer of the Company since its inception. Since 1992 he has been Vice President of Global Operations and Assistant General Manager of NSI. From 1991 to 1992, he served as Director of Government Affairs of NSI. Prior to joining NSI in 1991, Mr. Patch was associated with the Washington, D.C. consulting firm of Parry and Romani Associates. Mr. Patch earned a B.A. degree from the University of Minnesota, a J.D. degree from Hamline University School of Law and an L.L.M. degree from Georgetown University.

  Corey B. Lindley has been the Vice President of Finance of the Company since its inception. From 1993 to 1996, he served as Managing Director, International of NSI. Mr. Lindley worked as the International Controller of NSI from 1991 to 1994 and lived in Hong Kong and Japan during that time. From 1990 to 1991, he served as Assistant Director of Finance of NSI. Mr. Lindley is a Certified Public Accountant. Prior to joining NSI in 1990, he worked for the accounting firm of Deloitte and Touche. He earned a B.S. degree from Brigham Young University and an M.B.A. degree from Utah State University.

  Michael D. Smith has been the Vice President of Operations for the Company since its inception. He has also served as Vice President of Asian Operations of NSI since February 1996. Prior to that time, he served as General Counsel of NSI from 1992 to 1996 and as Director of Legal Affairs of NSI from 1989 to 1992. He earned B.S. and M.A. degrees from Brigham Young University and a J.D. degree from the University of Utah.

  M. Truman Hunt has served as the Vice President of Legal Affairs and Investor Relations since the Company's inception. He has also served as Counsel to the President of NSI since 1994. From 1991 to 1994, Mr. Hunt served as President and Chief Executive Officer of Better Living Products, Inc., an NSI affiliate involved in the manufacture and distribution of houseware products sold through traditional retail channels. Prior to that time, he was a securities and business attorney in private practice. He received a B.S. degree from Brigham Young University and a J.D. degree from the University of Utah.

  Keith R. Halls has served as the Secretary and a Director of the Company since its inception. He has also served as General Vice President and a Director of NSI since 1992. He served as Director of Finance of NSI from 1986 to 1992. Mr. Halls is a Certified Public Accountant. Mr. Halls received a B.A. degree from Stephen F. Austin State University and a B.S. degree from Brigham Young University.

  Takashi Bamba has served as the President of Nu Skin Japan since 1993. Prior to joining Nu Skin Japan in 1993, Mr. Bamba served five years as President and CEO of Avon Products Co., Ltd., the publicly traded Japanese subsidiary of Avon Products, Inc. Prior to working at Avon Products Co., Ltd., he spent 17 years at Avon Products, Inc. He received a B.A. degree from Yokohama National University.

  John Chou has served as the President of Nu Skin Taiwan since 1991. Prior to joining Nu Skin Taiwan in 1991, he spent twenty-one years in international marketing and management with 3M Taiwan Ltd., Amway Taiwan and Universal PR Co. Mr. Chou is a standing director of the Taiwan ROC Direct Selling Association. He is also a member of the Kiwanis International, and the Taiwan American Chamber of Commerce. He received a B.A. degree from Tan Kang University in Taipei, Taiwan.

  S.T. Han has served as the President of Nu Skin Korea since 1995. Prior to joining Nu Skin Korea in 1995, Mr. Han spent four years as the Executive Managing Director of Woosung Film Co., the exclusive distributor of Konica film in South Korea. He also worked for Amway Korea, Ltd. during that company's start-up phase of operations in 1991. Mr. Han graduated with a B.A. degree from ChungAng University.

  George Mak has served as the President of Nu Skin Hong Kong since 1991. Prior to joining Nu Skin Hong Kong in 1991, Mr. Mak worked for Johnson & Johnson as a personnel and administration manager for Hong Kong and Shanghai from 1989 to 1991. Prior to joining Johnson & Johnson he worked for 10 years in the human resources and accounting fields. He earned an M.B.A. degree from the University of East Asia, Macau.

  Mark L. Adams has served as the Controller since the Company's inception. He has also served as International Controller of NSI since 1994. Prior to joining NSI in 1994, he was an audit manager with Arthur Andersen & Co. and served as Chief Financial Officer and a Director of Sanyo Icon, a subsidiary of Sanyo Electric Co. Ltd. He received an M.A. degree from Brigham Young University and has been a Certified Public Accountant since 1978.

  Sandie N. Tillotson has served as a Director of the Company since its inception. She was a founder of NSI and has also served as General Vice President since 1992 and a Director of NSI since its inception. She served as Vice President of Corporate Services of NSI from 1984 to 1992. She earned a B.S. degree from Brigham Young University.

  Brooke B. Roney has served as a Director of the Company since its inception. He was a founder of NSI and has also served as General Vice President and a Director of NSI since 1992. He served as Vice President of Distribution of NSI from 1984 to 1992. He is the brother of Blake M. Roney and Kirk V. Roney.

  Kirk V. Roney has served as a Director of the Company since its inception. He has also served as General Vice President of NSI since 1992 and a Director of NSI since 1984. He served as Vice President of Planning and Development of NSI from 1984 to 1992. He earned an M.I.M. degree from the American Graduate School of International Management. He earned an M.A. degree from Central Michigan University and a B.A. from Brigham Young University. He is the brother of Blake M. Roney and Brooke B. Roney.

  Max L. Pinegar has served as a Director of the Company since September 1996. He has also served as General Manager of NSI since 1989 and as Vice President of NSI since 1992. He received a B.A. degree from Brigham Young University and an M.B.A. degree from the University of Utah.

  Max E. Esplin has served as a Director of the Company since September 1996. He has also served as Vice President of Finance of NSI since 1993. He served as Controller of NSI from 1989 until 1993. Mr. Esplin is a Certified Public Accountant. He received a B.S. degree from Brigham Young University.

  Following completion of the Offerings, the Company's Board of Directors intends to appoint at least two additional directors who will not be officers or employees of NSI or the Company. It is expected that these outside directors will receive annual retainer and per meeting fees in connection with these directorships. See "--Compensation of Directors."

COMMITTEES OF THE BOARD OF DIRECTORS

  Within 90 days after the closing of the Offerings, the Company's Board of Directors will establish an Audit Committee consisting of at least two directors, none of whom will be an officer or employee of the Company or NSI. The duties of the Audit Committee will be to recommend to the Company's Board of Directors the selection of independent certified public accountants to audit annually the books and records of the Company, to review the activities and the reports of the independent certified public accountants and to report the results of such review to the Company's Board of Directors. The Audit Committee will also consider the adequacy of the Company's internal controls and internal auditing methods and procedures. Within 90 days after the closing of the Offerings, the Company's Board of Directors will establish a Compensation Committee consisting of at least two directors, none of whom will be an officer or employee of the Company, the duties of which are to make recommendations to the Company's Board of Directors with respect to the salaries, bonuses and other compensation to be paid to the Company's officers. The Company's Board of Directors also intends to establish an Executive Committee consisting of Messrs. Blake M. Roney, Steven J. Lund and Keith R. Halls. The duties of the Executive Committee are, to the extent authorized by the Company's Board of Directors, to exercise all the powers and authority of the Company's Board of Directors with respect to the management of the business and affairs of the Company.

COMPENSATION OF DIRECTORS

  Following the Offerings, directors who do not receive compensation as officers or employees of the Company, NSI or its affiliates will be paid an annual fee of $25,000 and a fee of $1,000 for each meeting of the Company's Board of Directors or any committee meeting thereof that they attend.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Board of Directors does not currently have a compensation committee but anticipates establishing one within 90 days following the closing of the Offerings. Several members of the Company's Board of Directors are also directors of NSI and have set or will set compensation for certain executive officers of the Company who have been or will be following the Offerings, executive officers of NSI.

EXECUTIVE COMPENSATION

  The Company was formed in September 1996, and consequently paid no compensation to the executive officers named in the table below during the year ended December 31, 1995. However, salary, bonus and other compensation is presented in the table below for the year ended December 31, 1995 based on payments by NSI and the Subsidiaries to the named executive officers as if the Company had been in existence during that period. During 1995, Messrs. Bamba, Chou, and Mak were employed full time as the Presidents of Nu Skin Japan, Nu Skin Taiwan and Nu Skin Korea, respectively. During 1995, Messrs. Lund and Patch were, and after the

Offerings will continue to be, executive officers of NSI and the Company. The compensation presented in the table below reflects an allocation of the time spent by Messrs. Lund and Patch providing services to the Subsidiaries during 1995. During 1996, the Company will pay Messrs. Lund and Patch annual salaries commensurate with their 1995 salaries in return for their services to the Company. These salaries and bonuses will be in addition to any amounts received by these officers from NSI in return for their services to NSI. During 1996, the Company, through the Subsidiaries, will pay Messrs. Bamba, Chou and Mak salaries of approximately $361,000, $211,000 and $111,000, respectively. In addition, Messrs. Bamba, Chou and Mak will be eligible to participate in the Bonus Incentive Plan which is intended to be modeled after NSI's cash bonus long term incentive plan which was in effect for these individuals in 1995. See "--Bonus Incentive Plan." It is anticipated that Messrs. Bamba, Chou and Mak will continue to receive all of their compensation from the Company through the Subsidiaries.

                          SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION
                                      ----------------------------------
                                                               OTHER           ALL
                                                               ANNUAL         OTHER
   NAME AND PRINCIPAL POSITION   YEAR  SALARY   BONUS       COMPENSATION   COMPENSATION
   ---------------------------   ---- -------- -------      ------------   ------------
   Steven J. Lund...........     1995 $236,364 $82,529(/1/)    $   --         $  --
    President and Chief
     Executive Officer
   Takashi Bamba............     1995  361,028 105,563(/2/)    98,063(/3/)    3,297(/4/)
    President, Nu Skin Japan
   John Chou................     1995  185,370  75,786(/2/)    63,730(/5/)       --
    President, Nu Skin
     Taiwan
   Renn M. Patch............     1995   97,175 104,765(/6/)    18,750(/7/)       --
    Chief Operating Officer
   George Mak...............     1995  102,564  17,535(/2/)     9,645(/8/)       --
    President, Nu Skin Hong
     Kong

  --------
  (1)Cash bonus paid to Mr. Lund not pursuant to a formal bonus plan.
  (2) Cash bonus paid during 1995 pursuant to NSI's cash bonus long term incentive plan for the Presidents of the Subsidiaries.
  (3) Includes deferred portion of a bonus accrued during 1995 pursuant to NSI's cash bonus long term incentive plan for the Presidents of the Subsidiaries and annual lease payments for a Company-provided automobile.
  (4) Annual premium for disability and accidental death insurance policy.
  (5) Includes deferred portion of a bonus accrued during 1995 pursuant to NSI's cash bonus long term incentive plan for the Presidents of the Subsidiaries and annual payments for a Company-provided automobile and club dues.
  (6)Noncash bonus paid to Mr. Patch, not pursuant to a formal bonus plan.
  (7) Includes $16,500 of accrued deferred compensation and $2,250 of vested deferred compensation awarded to Mr. Patch under NSI's deferred compensation plan.
  (8) Deferred portion of a bonus accrued during 1995 pursuant to NSI's cash bonus long term incentive plan for the Presidents of the Subsidiaries.

EMPLOYMENT AGREEMENTS

  Messrs. Bamba, Chou and Han have entered into employment agreements with Nu Skin Japan, Nu Skin Taiwan and Nu Skin Korea, respectively. Under these agreements, these individuals are paid an annual salary and receive various other benefits. These individuals, together with Mr. Mak, are also entitled to participate in the Bonus Incentive Plan to be adopted by the Company prior to or concurrently with the Offerings. See "--Bonus Incentive Plan."

  Mr. Bamba is employed as the President of Nu Skin Japan at an annual salary of approximately $361,000. This salary is subject to annual review by Nu Skin Japan. Under the terms of his employment agreement, Mr. Bamba is entitled to reimbursement of business-related expenses, the use of an automobile provided by Nu

Skin Japan, and participation in any retirement plan offered by Nu Skin Japan. Mr. Bamba also has the right under his employment agreement to have Nu Skin Japan purchase a country club membership and pay related dues, although he has not exercised this right. Mr. Bamba is also provided with a private insurance plan paid for by Nu Skin Japan provided the premium for such private insurance plan does not exceed (Yen)300,000 per year. Mr. Bamba has agreed to certain confidentiality obligations. The term of Mr. Bamba's employment is indefinite, subject to termination by Mr. Bamba or Nu Skin Japan upon three months' notice.

  Mr. Chou is employed as the President of Nu Skin Taiwan at an annual salary of approximately $211,000. Under the terms of his employment agreement, Mr. Chou is entitled to health insurance paid for in part by Nu Skin Taiwan. Nu Skin Taiwan also provides Mr. Chou with a monthly car allowance. The term of Mr. Chou's employment agreement currently extends until June 1997. Under his employment agreement, Mr. Chou has agreed to certain confidentiality obligations.

  Mr. Han is employed as the President of Nu Skin Korea at an annual salary of approximately $110,000. Under the terms of his employment agreement, Mr. Han is entitled to the use of an automobile and driver provided by Nu Skin Korea, as well as medical insurance and pension benefits. Mr. Han's employment is for a three year term ending January 1, 1999, subject to the right of Nu Skin Korea or Mr. Han to terminate the agreement on 60 days' advance notice. Once Mr. Han has been employed by Nu Skin Korea for 12 months, he will become entitled to receive, upon termination, severance pay equal to two months' salary for each consecutive year of service. Mr. Han has agreed to certain confidentiality and noncompetition obligations.

1996 STOCK INCENTIVE PLAN

  The Board of Directors of the Company has adopted the Nu Skin Asia Pacific, Inc. 1996 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to attract and retain executives, other employees, independent consultants and directors who are important to the success and growth of the Company and to ensure that their interests are aligned with the interests of the stockholders of the Company. The Company expects that the Existing Stockholders will approve the Plan prior to consummation of the Offerings.

  ADMINISTRATION. The Plan is administered by the 1996 Stock Incentive Plan Committee (the "Plan Committee"). Initially, the Plan Committee will consist of the members of the Company's Board of Directors, and later of the members of the Compensation Committee of the Board of Directors, once the Compensation Committee has been established. The Plan Committee will determine, from time to time, the individuals to whom awards shall be made, the type of awards, and the amount, size and terms of each award. The Plan Committee will make all other determinations necessary or advisable for the administration of the Plan.

  AWARDS. Awards under the Plan may be in the form of options (both nonqualified stock options ("NQSOs") and incentive stock options ("ISOs")), contingent stock, restricted stock, and stock appreciation rights ("SARs"), or such other forms as the Plan Committee in its discretion may deem appropriate. The maximum number of awards that may be issued to any one person during the life of the Plan shall be limited to 10% of the shares reserved for issuance under the Plan. The number of shares which may be issued under the Plan as well as the terms of any outstanding awards may be equitably adjusted by the Plan Committee in the event of a stock split, stock dividend, recapitalization, merger, consolidation, combination or similar events. In general, any shares subject to an option or right which for any reason expires or is terminated unexercised shall again be available under the Plan. No awards may be granted more than ten years after the effective date of the Plan.

  NUMBER OF SHARES. A total of 4,000,000 shares of the Class A Common Stock have been authorized to be issued pursuant to the Plan. The Company anticipates issuing stock bonus awards for 1.8% of these shares to executive officers of the Company prior to or immediately following the Offerings. Messrs. Renn M. Patch, Corey B. Lindley, Michael D. Smith, Takashi Bamba, John Chou, S.T. Han, George Mak, and Mark Adams, will receive stock bonus awards of 13,000, 9,000, 13,000, 10,400, 13,000, 1,800, 9,000 and 3,500 shares of Class
A Common Stock, respectively. These awards vest ratably over four years following the date of grant, provided the executive officer remains in the employment of the Company.

  PLAN AMENDMENT. The Board of Directors may amend the Plan, without stockholder approval, anytime in any respect unless stockholder approval of the amendment in question is required under Delaware law, the Code, certain exemptions from Section 16 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), any national securities exchange system on which the shares are then listed or reported, by any regulatory body having jurisdiction with respect to the Plan, or other applicable laws, rules or regulations. No amendment to the Plan may alter or impair any award granted under the Plan without the consent of the holders thereof. The Plan may be terminated at any time by the Board of Directors.

  OPTIONS. The Plan provides for the grant of ISOs to employees and NQSOs to employees and independent consultants. In the case of ISOs, the exercise price of an option may not be less than 100% of the fair market value of a share of Class A Common Stock at the time of grant (or 110% of such fair market value if the optionee owns more than 10% of the total voting power of all classes of Company stock outstanding at the time of grant). In the case of NQSOs, the exercise price of an option may not be less than 85% of the fair market value of a share of Class A Common Stock at the time of grant. The Plan Committee may provide for a reduction in the exercise price of a NQSO by dividends paid on a share of Class A Common Stock while the NQSO is outstanding. Options will be exercisable for a term determined by the Plan Committee provided such exercise shall occur not earlier than six months and not later than ten years (five years if the optionee owns more than ten percent of the total voting power of all classes of Company Stock outstanding at the time of grant) after the grant of the option. The aggregate fair market value of ISO's (determined at the time of grant) granted to an employee which may become first exercisable in any one calendar year shall not exceed $100,000. If any option is not granted, exercised, or held pursuant to the provisions applicable to an ISO, it will be considered to be an NQSO to the extent that any or all of the grant is in conflict with such provisions. The Plan Committee has the power to permit acceleration of previously determined exercise terms under certain circumstances and upon such terms and conditions as the Plan Committee deems appropriate. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

  CONTINGENT STOCK. The Plan Committee will determine the amount of contingent stock to be granted to a participant based on the past or expected impact the participant has had or can have on the financial well being of the Company and other factors determined by the Plan Committee to be appropriate. A participant receiving an award of contingent stock will receive the stock upon the satisfaction of certain objectives. Contingent stock awards made pursuant to the Plan will be subject to such terms, conditions and restrictions, including obtainment of performance objectives, for such period or periods as may be determined by the Plan Committee at the time of grant. The Plan Committee in its discretion may permit acceleration of the expiration of the applicable restriction period with respect to part or all of the award to any participant. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

  RESTRICTED STOCK. The Plan Committee will determine the amount of restricted stock to be granted to a participant based on the past or expected impact the participant has had or can have on the financial well being of the Company and other factors deemed by the Plan Committee to be appropriate. Restricted stock is issued to the participant subject to forfeiture if certain objectives are not met. Restricted stock awards made pursuant to the Plan shall be subject to the terms, conditions and restrictions, including the payment of performance objectives, and for such period or periods as will be determined by the Plan Committee at the time of grant. The Plan Committee in its discretion may permit acceleration of the expiration of the applicable restriction period with respect to part or all of the award to any participant. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions." Shares of restricted stock may not be sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution, for such period provided in the participant's award agreement.

  SARS. SARs are rights to receive cash or shares of Company stock, or a combination thereof, as the Plan Committee may determine in an amount equal to the excess of (i) the fair market value of the stock with respect to which the SAR is exercised, or (ii) 100% of the fair market value of such stock at the time the SAR was granted, less any dividends paid on such shares while the SAR was outstanding. No cash consideration will be received by the Company for the grant of any SAR. No SAR may be granted for a period of less than one year or greater than ten years. SARs may be exercised at such time and subject to such terms and conditions as are prescribed by the Plan Committee at the time of grant, subject to certain limitations (including that no SAR shall be exercisable within one year after the date of grant).

  FEDERAL INCOME TAX CONSEQUENCES. The participant recognizes no taxable gain or loss when an incentive stock option is granted or exercised. If the shares acquired upon the exercise of an incentive stock option are held for at least one year after exercise and two years after grant (the "Holding Period"), the participant recognizes any gain or loss recognized upon such sale as long-term capital gain or loss and the Company is not entitled to a deduction. If the shares are not held for the Holding Period, the gain is ordinary income to the participant to the extent of the difference between the exercise price and the fair market value of the Class A Common Stock on the date the option is exercised and any excess is capital gain. Also, in such circumstances, the Company is entitled to a deduction equal to the amount of any ordinary income recognized by the participant.

  The participant recognizes no taxable income and the Company receives no deduction when a nonqualified stock option is granted. Upon exercise of a nonqualified stock option, the participant recognizes ordinary income and the Company is entitled to a deduction equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. The participant recognizes as a capital gain or loss any subsequent profit or loss realized on the sale or exchange of any shares disposed of or sold.

  A participant granted restricted stock or contingent stock is not required to include the value of such shares in income until the first time such participant's rights in the shares are transferable or are not subject to substantial risk of forfeiture, whichever occurs earlier, unless such participant timely files an election under Code Section 83(b) to be taxed on the receipt of the shares. In either case, the amount of such ordinary income will be equal to the excess of the fair market value of the shares at the time the income is recognized over the amount (if any) paid for the shares. The Company is entitled to a deduction, in the amount of the ordinary income recognized by the participant, for the Company's taxable year in which the participant recognizes such income.

  Upon the grant of an SAR, the participant recognizes no taxable income and the Company receives no deduction. The participant recognizes ordinary income and the Company is entitled to a deduction at the time of exercise equal to the cash and the fair market value of shares payable upon such exercise.

  Under certain circumstances, an accelerated vesting or cash out of stock options, or accelerated lapse of restrictions on other awards, in connection with a change in control of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Code Section 280G. To the extent it is so considered, the participant may be subject to a 20% excise tax and the Company may be denied a tax deduction.

  Code Section 162(m) limits to $1,000,000 per year the federal income tax deduction available to a public company for compensation paid to any of its chief executive officer and four other highest paid executive officers. However, Section 162(m) provides an exception from its limitation for certain "performance based" compensation if various requirements are satisfied. The Plan contains provisions which are intended to satisfy these requirements for awards made at the time the Company is considered a public company and which otherwise are "performance based" compensation.

BONUS INCENTIVE PLAN

  Concurrent with the Offerings, the Company intends to adopt a bonus incentive plan for the Presidents of the Subsidiaries. This bonus incentive plan will be patterned after a similar plan under which Messrs. Bamba, Chou, Han and Mak were compensated by NSI prior to the Reorganization and the Offerings. Under the contemplated bonus incentive plan, Messrs. Bamba, Chou, Han and Mak will be entitled to receive an annual cash bonus based upon the prior year's operating results of the Subsidiary for which they are responsible. Under this bonus incentive plan, participants would be able to receive a bonus equal to 100% of their respective salaries, conditioned on meeting certain performance criteria and subject to cash availability and approval of the Board of Directors of the Company. One half of this bonus would be payable by February 15 of the year following the year in which the bonus is earned and the remaining one half would be deferred and would vest ratably over 10 years or at age 65, whichever occurs first.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Prior to or concurrently with the Offerings, the Existing Stockholders, who are also the stockholders of Nu Skin Japan, Nu Skin Taiwan, Nu Skin Korea and Nu Skin Hong Kong, will contribute their shares of capital stock in such entities to the Company in exchange for shares of Class B Common Stock. See "The Reorganization and S Corporation Distribution."

  Upon the consummation of the Offerings, approximately 98.6% of the combined voting power of the outstanding shares of Common Stock will be held by the Selling Stockholders (approximately 98.4% if the underwriters' over-allotment options are exercised in full). Consequently, the Selling Stockholders will have the ability, acting in concert, to elect all directors of the Company and approve any action requiring approval by a majority of the stockholders of the Company. The Selling Stockholders also own, and following the Offerings will continue to own, 100% of the outstanding shares of NSI. As a result of this ownership, the Selling Stockholders will consider the short-term and the long-term impact of all stockholder decisions on the consolidated financial results of NSI and the Company. The interests of NSI, on the one hand, and of the Company, on the other hand, may differ from time to time. See "Risk Factors-- Relationship with and Reliance on NSI; Potential Conflicts of Interest" and "Control by Existing Stockholders; Anti-Takeover Effect of Dual Classes of Common Stock."

  The Operating Agreements were approved by the present Board of Directors of the Company, which is composed entirely of officers and shareholders of NSI. It is expected that, subsequent to the closing of the Offerings, the composition of the Board of Directors of the Company will be changed so that at least two of its members will be persons unaffiliated with NSI. In addition, most of the executive officers of the Company are also executive officers of NSI. It is expected that a number of the Company's executive officers will continue to spend a portion of their time on the affairs of NSI, for which they will continue to receive compensation from NSI. See "Risk Factors--Relationship with and Reliance on NSI; Potential Conflicts of Interest" and "Business--Relationship with NSI."

  Virtually all of the products sold by the Company are purchased from NSI pursuant to distribution agreements with NSI. The Company also manufactures itself, or through third-party manufacturers, certain products and commercial materials which it then sells using NSI trademarks or tradenames licensed under trademark/tradename license agreements with NSI. In addition, the Company does not have its own sales or distribution network but licenses the right to use NSI's distribution network and the Global Compensation Plan pursuant to licensing and sales agreements with NSI. During 1995, the Company paid NSI approximately $99.2 million for goods and services provided to the Company under the Operating Agreements. NSIMG also provides a broad range of management, administrative and technical support to the Company pursuant to management services agreements with the Company. During 1995, the Company paid NSIMG approximately $2.1 million for services provided to the Company under a management service agreement. For a summary of the terms of these agreements, see "Business--Relationship with NSI." See also Combined Financial Statements and footnotes thereto.

  During 1995, Nu Skin Japan paid NSI a royalty of 8% of the revenue from sales of products manufactured by a third party manufacturer under a license agreement between Nu Skin Japan and NSI. In fiscal 1995, Nu Skin Japan paid NSI $2.3 million in royalties pursuant to this license agreement.

  Pursuant to wholesale distribution agreements, Nu Skin Hong Kong distributes certain NSI products to Nu Skin Personal Care Australia, Inc. and Nu Skin New Zealand, Inc. Pursuant to these agreements, Nu Skin Hong Kong was paid approximately $4.6 million in fiscal 1995 by Nu Skin Personal Care Australia, Inc. and Nu Skin New Zealand, Inc.

  Prior to or concurrently with the Offerings, the Company will purchase from NSI for $25 million, the exclusive rights to distribute NSI products in Thailand, Indonesia, Malaysia, the Philippines, the PRC, Singapore and Vietnam. See "Risk Factors--Entering New Markets." The Company will pay $15 million of this amount out of proceeds of the Offerings. See "Use of Proceeds." In addition the Company and NSI will enter into a mutual indemnification agreement pursuant to which NSI will indemnify the Company for certain claims, losses and liabilities relating to the operations of the Subsidiaries prior to the Reorganization and the Company will indemnify NSI for certain claims, losses and liabilities relating to the operations of the Subsidiaries after the Reorganization. See "Business--Relationship with NSI."

  Craig Bryson and Craig S. Tillotson are major stockholders of the Company and have been NSI distributors since 1984. Messrs. Bryson and Tillotson are partners in an entity (the "Partnership") which receives substantial commissions from NSI, including commissions on sales generated within the Company's markets. For the fiscal year ended December 31, 1995, total commissions paid to the Partnership on sales originating in the Company's then open markets (Japan, Taiwan and Hong Kong) was approximately $1.1 million. By agreement, NSI pays commissions to the Partnership at the highest level of commissions available to distributors. Management believes that this arrangement allows Messrs. Bryson and Tillotson the flexibility of using their expertise and reputations in network marketing circles to sponsor, motivate and train distributors to benefit NSI's distributor force generally, without having to focus solely on their own organizations.

  The Existing Stockholders will enter into a stockholders agreement with the Company (the "Stockholders' Agreement"). The Existing Stockholders will in the aggregate own shares having 98.6% of the voting power of the Company immediately after the Offerings (approximately 98.4% if the underwriters over-allotment options are exercised in full). In order to ensure the qualification of the Reorganization under Section 351 of the Code, the Existing Stockholders have agreed not to transfer any shares they own for 366 days after the Offerings without the consent of the Company except for certain transfers relating to the funding of the Distributor Options and the grant of the employee stock bonus awards. See "Shares Eligible for Future Sale." After the expiration of this 366 day period and subject to any volume limitations imposed by Rule 144, no such stockholder is permitted to transfer in any one-year period a number of shares equal to the greater of (i) 10% of the total number of shares of Common Stock originally issued to such stockholder in connection with the Reorganization, or (ii) 1.25% of the total Common Stock issued and outstanding at the time of such proposed transfer. The Existing Stockholders have been granted registration rights by the Company permitting each of such Existing Stockholder to register his or her shares of Class A Common Stock, subject to certain restrictions, on any registration statement filed by the Company until such Existing Stockholder has sold a specified value of shares of Class A Common Stock. See "Description of Capital Stock-- Registration Rights."

  Prior to the Offerings, the Company will enter into indemnification agreements with its officers and directors indemnifying them against liability incurred by them in the course of their service to the Company. Prior to or immediately following the Offerings, the Company has granted certain of its executive officers stock bonus awards of shares of Class A Common Stock. See "Management--1996 Stock Incentive Plan--Number of Shares." In January 1994, NSI stockholders agreed to grant M. Truman Hunt an option to purchase 267,500 shares of Class A Common Stock at an aggregate exercise price of $500,000 which reflects the agreed upon fair market value of this equity interest in January 1994. This option is immediately exercisable upon consummation of the Reorganization. The Company has been advised by M. Truman Hunt that he intends to exercise a portion of this option and purchase 14,500 shares of Class A Common Stock immediately following the Reorganization and prior to the Offerings and then sell such shares in the Offerings.

  Prior to the Offerings, the Existing Stockholders intend to convert 1,605,000 shares of Class B Common Stock into Class A Common Stock and contribute such shares to the Company. The Company intends to grant to NSI the Distributor Options to purchase such shares of Common Stock and NSI intends to assign the Distributor Options to qualifying distributors of NSI in connection with the Offerings. The Distributor Options will be subject to certain conditions related to distributor performance and will vest on December 31, 1997. The Company will record distributor incentive expense for the Distributor Options. See "Shares Eligible for Future Sale."

  The Company has employment agreements with certain of its executive officers. See "Management--Employment Agreements."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth, as of September 30, 1996, certain information regarding the beneficial ownership of the Class A Common Stock and Class B Common Stock after giving effect to the Reorganization and as adjusted to give effect to (i) the contribution to the Company by the Existing Stockholders of 1,605,000 shares of Class A Common Stock which the Company has reserved for issuance upon exercise of the Distributor Options; (ii) the contribution of 1,250,000 shares of Class A Common Stock by the Existing Stockholders to NSI and its affiliates (other than the Company) for issuance in connection with certain employee stock bonus awards; and (iii) the sales of shares of Class A Common Stock in the Offerings (assuming no exercise of the underwriters' over-allotment options) by (a) each person known by the Company to own beneficially more than 5% of either the outstanding shares of Class A Common Stock or Class B Common Stock; (b) each of the Company's directors; (c) each of the executive officers whose names appear in the summary compensation table; and (d) all directors and executive officers as a group. The business address of the 5% stockholders is 75 West Center Street, Provo, Utah 84601.

                                            CLASS A                     CLASS B            TOTAL
                                    COMMON STOCK(/1/)(/2/)      COMMON STOCK(/1/)(/2/)  COMMON STOCK
                                ------------------------------- ----------------------- ------------
                                  OWNED      TO
                                  PRIOR    BE SOLD  TO BE OWNED   OWNED PRIOR TO AND    VOTING POWER
                                 TO THE    IN THE    AFTER THE           AFTER           AFTER THE
DIRECTORS, EXECUTIVE OFFICERS,  OFFERINGS OFFERINGS  OFFERINGS    THE OFFERINGS(/3/)     OFFERINGS
       5% STOCKHOLDERS          --------- --------- ----------- ----------------------- ------------
   AND SELLING STOCKHOLDERS      NUMBER    NUMBER   NUMBER   %      NUMBER        %          %
------------------------------  --------- --------- ------- --- -------------- -------- ------------
Blake M. Roney(/4/).......        665,971   665,971      --  --     21,042,440     28.8     28.4
Nedra D. Roney(/5/).......        723,656   723,656      --  --     14,523,710     19.9     19.6
Sandie N. Tillotson(/6/)..        614,198   614,198      --  --      8,752,577     12.0     11.8
Craig S. Tillotson(/7/)...        307,096   307,096      --  --      4,507,590      6.2      6.1
R. Craig Bryson(/8/)......        307,096   307,096      --  --      5,022,269      6.9      6.8
Steven J. Lund(/9/).......        216,775   216,775      --  --      4,192,954      5.7      5.7
The WFA Trust and The All
 R's Trust(/1//0/)........        649,133   649,133      --  --        119,840    *          *
Brooke B. Roney(/1//1/)...        216,775   216,775      --  --      3,564,893      4.9      4.8
Kirk V. Roney(/1//2/).....        216,775   216,775      --  --      3,314,893      4.5      4.5
M. Truman Hunt(/1//3/)....        267,500    14,500 253,000 2.4             --       --      *
Keith R. Halls(/1//4/)....         43,355    43,355      --  --        919,886      1.3      1.2
The MAR Trust and The
 Nedra Roney Fixed
 Charitable
 Trust(/1//5/)............        261,947   261,947      --  --        454,764    *          *
Renn M. Patch(/1//6/).....             --        --      --  --             --       --       --
Takashi Bamba(/1//7/).....             --        --      --  --             --       --       --
John Chou(/1//8/).........             --        --      --  --             --       --       --
George Mak(/1//9/)........             --        --      --  --             --       --       --
Rick A. Roney(/2//0/).....         43,355    43,355      --  --        831,177      1.1      1.1
Burke F. Roney(/2//1/)....         34,684    34,684      --  --        594,476    *          *
Park R. Roney(/2//2/).....         34,684    34,684      --  --        594,476    *          *
BNASIA, Ltd.(/2//3/)......             --        --      --  --     20,866,275     28.6     28.2
RCKASIA, Ltd.(/2//4/).....             --        --      --  --      4,947,269      6.8      6.7
All directors and officers
 as a group (17
 persons)(/2//5/).........      3,152,429 2,899,429 253,000 2.4     42,362,247     58.0     57.5

-------
 * Less than 1%
(1) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Stockholders Agreement entered into by the Existing Stockholders and the Company prior to the Offerings. See "Certain Relationships and Related Transactions."
(2) Prior to the Offerings, the Selling Stockholders will convert shares of Class B Common Stock to Class A Common Stock to be sold in the Offerings.
(3) Reflects the conversion prior to the Offerings by the Existing Stockholders of 2,855,000 shares of Class B Common Stock into 2,855,000 shares of Class A Common Stock which were contributed by the Existing Stockholders pro rata to NSI and its affiliates (other than the Company) for distribution to distributors of NSI and employees of NSI and its affiliates (other than the Company) pursuant to the Distributor Options and employee stock bonus awards. See "Shares Eligible For Future Sale." Does not reflect the exercise of the options granted by the Selling Stockholders to the U.S. Underwriters and the International Managers (on a pro rata basis, based on the number of shares sold by such Selling Stockholders in the Offerings) exercisable for 30 days after the date of this Prospectus to purchase up to 1,058,342 and 306,658 additional shares of Class A Common Stock, respectively, to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. Upon the exercise in full of the underwriters' over-allotment options, the Selling Stockholders will convert 1,365,000 shares of Class B Common Stock into 1,365,000 shares of Class A Common Stock for issuance to the underwriters pursuant to such options.
(4) Includes shares beneficially owned or deemed to be owned beneficially by Blake M. Roney prior to the Offerings as follows: 515,971 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power; 20,866,275 shares of Class B Common Stock as general partner of BNASIA, Ltd., a limited partnership, and with respect to which he shares voting and investment power with his wife Nancy L. Roney as set forth in footnote 23 below; 176,165 shares of Class B Common Stock as trustee and with respect to which he has sole voting and investment power; 150,000 shares of Class A Common Stock as co-trustee and with respect to which he shares voting and investment power with Nancy
  L. Roney. If the underwriters' over-allotment options are exercised in full, BNASIA, Ltd., of which Blake M. Roney and Nancy L. Roney are the general partners and who share voting and investment power, will sell, pursuant to the Offerings, an additional 413,392 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common stock To Be Owned After the Offerings by Blake M. Roney would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 20,629,048 shares and 28.8% and the Voting Power After the Offerings would be 28.3%. Blake M. Roney is the Chairman of the Board of Directors, of the Company and Chairman of the Board of Directors, an executive officer and a shareholder of NSI.
(5) Includes shares beneficially owned or deemed to be owned beneficially by Nedra D. Roney prior to the Offerings as follows: 598,656 shares of Class A Common Stock and 14,523,710 shares of Class B Common Stock directly and with respect to which she has sole voting and investment power; 125,000 shares of Class A Common Stock as co-trustee and with respect to which she shares voting and investment power with Evan Schmutz. If the underwriters' over-allotment options are exercised in full, Nedra D. Roney will sell, pursuant to the Offerings, an additional 309,815 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Nedra D. Roney would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 14,213,895 shares and 19.8% and the Voting Power After the Offerings would be 19.5%. Nedra D. Roney is a Director and shareholder of NSI.
(6) Includes shares beneficially owned or deemed to be owned beneficially by Sandie N. Tillotson prior to the Offerings as follows: 260,030 shares of Class A Common Stock and 7,827,810 shares of Class B Common Stock directly and with respect to which she has sole voting and investment power; 354,168 shares of Class A Common Stock and 424,767 shares of Class B Common Stock as trustee and with respect to which she has sole voting and investment power; 500,000 shares of Class B Common Stock as manager of a limited liability company and with respect to which she has sole voting and investment power. If the underwriters' over-allotment options are exercised in full, Sandie N. Tillotson will sell, pursuant to the Offerings, an additional 193,067 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Sandie
    N. Tillotson would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 8,559,510 shares and 11.9% and the Voting Power After the Offerings would be 11.8%. Sandie N. Tillotson is a Director of the Company and a Director, executive officer and shareholder of NSI.
(7) Includes shares beneficially owned or deemed to be owned beneficially by Craig S. Tillotson prior to the Offerings as follows: 130,014 shares of Class A Common Stock and 3,129,445 shares of Class B Common Stock directly and with respect to which he has sole voting and investment power; 177,082 shares of Class A Common Stock and 112,500 shares of Class B Common Stock as trustee and with respect to which he has sole voting and investment power; 265,645 shares of Class B Common Stock as co-trustee and with respect to which he shares voting and investment power; 1,000,000 shares of Class B Common Stock as manager of a limited liability company and with respect to which he has sole voting and investment power. If the underwriters' over-allotment options are exercised in full, Craig S. Tillotson will sell, pursuant to the Offerings, an additional 96,533 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Craig S. Tillotson would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 4,411,057 shares and 6.2% and the Voting Power After the Offerings would be 6.1%. Craig S. Tillotson is a shareholder of NSI.
(8) Includes shares beneficially owned or deemed to be owned beneficially by
    R. Craig Bryson prior to the Offerings as follows: 132,096 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power; 4,947,269 shares of Class B Common Stock as general partner of RCKASIA, Ltd., a limited partnership, and with respect to which he shares voting and investment power with his wife Kathleen D. Bryson as set forth in footnote 23 below; 175,000 shares of Class A Common Stock and 75,000 shares of Class B Common Stock as co-trustee and with respect to which he shares voting and investment power with Kathleen D. Bryson. If the underwriters' over-allotment options are exercised in full, RCKASIA, Ltd., a limited partnership of which R. Craig Bryson and Kathleen D. Bryson are the general partners and who share voting and investment power, will sell, pursuant to the Offerings, an additional 96,533 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by R. Craig Bryson would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 4,925,736 shares and 6.9% and the Voting Power After the Offerings would be 6.8%. R. Craig Bryson is a shareholder of NSI.
(9) Includes shares beneficially owned or deemed to be owned beneficially by Steven J. Lund prior to the Offerings as follows: 141,775 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power; 3,339,893 shares of Class B Common Stock as general partner of a limited partnership and with respect to which he shares voting and investment power with his wife Kalleen Lund; 778,061 shares of Class B Common Stock as trustee and with respect to which he has sole voting and investment power; 75,000 shares of Class A Common Stock and 75,000 shares of Class B Common Stock as co-trustee and with respect to which he shares voting and investment power with Kalleen Lund. Excludes 649,133 shares of Class A Common Stock and 119,840 shares of Class B Common Stock held as trustee of The WFA Trust and The All R's Trust and with respect to which he has sole voting and investment power as set forth in footnote 10 below. If the underwriters' over-allotment options are exercised in full, SKASIA, Ltd., a limited partnership of which Steven J. Lund and Kalleen Lund are the general partners and who share voting and investment power, will sell, pursuant to the Offerings, an additional 68,141 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Steven J. Lund would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 4,124,813 shares and 5.8% and the Voting Power After the Offerings would be 5.7%. Steven J. Lund is a Director and President of the Company and a Director, executive officer and shareholder of NSI.
(10) Includes shares of Class A Common Stock and Class B Common Stock owned beneficially by Steven J. Lund as trustee and with respect to which he has sole voting and investment power.
(11) Includes shares beneficially owned or deemed to be owned beneficially by Brooke B. Roney prior to the Offerings as follows: 201,775 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power; 3,564,893 shares of Class B Common Stock as general partner of a limited partnership and with respect to which he shares voting and investment power with his wife Denice R. Roney; 15,000 shares of Class A Common Stock as co-trustee and with respect to which he shares voting and investment power with Denice R. Roney. If the underwriters' over-allotment options are exercised in full, BDASIA, Ltd., a limited partnership of which Brooke B. Roney and Denice R. Roney are the general partners and who share voting and investment power, will sell, pursuant to the Offerings, an additional 68,141 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Brooke B. Roney would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 3,496,752 shares and 4.9% and the Voting Power After the Offerings would be 4.8%. Brooke B. Roney is a Director of the Company and a Director, executive officer and shareholder of NSI.
(12) Includes shares beneficially owned or deemed to be owned beneficially by Kirk V. Roney prior to the Offerings as follows: 91,775 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power; 3,239,893 shares of Class B Common Stock as general partner of a limited partnership and with respect to which he shares voting and investment power with his wife Melanie R. Roney; 125,000 shares of Class A Common Stock and 75,000 shares of Class B Common Stock as co-trustee and with respect to which he shares voting and investment power with Melanie K. Roney and Lee S. McCullough. If the underwriters' over-allotment options are exercised in full, KMASIA, Ltd., a limited partnership of which Kirk V. Roney and Melanie K. Roney are the general partners and who share voting and investment power, will sell, pursuant to the Offerings, an additional 68,141 shares of Class A Common Stock, converted from Class B

  Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Kirk V. Roney would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 3,246,752 shares and 4.5% and the Voting Power After the Offerings would be 4.5%. Kirk V. Roney is a Director of the Company and a Director, executive officer and shareholder of NSI.
(13) Includes 267,500 shares of Class A Common Stock subject to a stock option granted by the Company which is exercisable within 60 days of the Offerings. 14,500 of such shares will be issued prior to the Offerings upon partial exercise of such option. If the underwriters' over-allotment options are exercised in full, M. Truman Hunt will sell, pursuant to the Offerings, an additional 2,175 shares of Class A Common Stock, upon further partial exercise of his option granted by the Company, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by M. Truman Hunt would be 250,825 shares and less than one percent, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 0 shares and 0% and the Voting Power After the Offerings would be less than one percent. M. Truman Hunt is Vice President of Legal Affairs and Investor Relations of the Company.
(14) Includes shares beneficially owned or deemed to be owned beneficially by Keith R. Halls prior to the Offerings as follows: 27,105 shares of Class A Common Stock directly and with respect to which he has sole voting and investment power; 607,386 shares of Class B Common Stock as general partner of a limited partnership and with respect to which he shares voting and investment power with his wife Anna Lisa Massaro Halls; 50,000 shares of Class B Common Stock as the manager of a limited liability company and with respect to which he has sole voting and investment power; 250,000 shares of Class B Common Stock as trustee and with respect to which he has sole voting and investment power; 16,250 shares of Class A Common Stock and 12,500 shares of Class B Common Stock as co-trustee and with respect to which he shares voting and investment power with Anna Lisa Massaro Halls. Excludes 261,947 shares of Class A Common Stock and 454,764 shares of Class B Common Stock held as trustee of The MAR Trust and The Nedra Roney Fixed Charitable Trust and with respect to which he has sole voting and investment power as set forth in footnote 15 below. If the underwriters' over-allotment options are exercised in full, KAASIA, Ltd., a limited partnership of which Keith R. Halls and Anna Lisa Massaro Halls are the general partners and who share voting and investment power, will sell, pursuant to the Offerings, an additional 13,628 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Keith R. Halls would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 906,258 shares and 1.3% and the Voting Power After the Offerings would be 1.2%. Keith R. Halls is a Director and Secretary of the Company and a Director, executive officer and shareholder of NSI.
(15) Includes shares of Class A Common Stock and Class B Common Stock owned beneficially by Keith R. Halls as trustee and with respect to which he has sole voting and investment power.
(16) Excludes employee stock bonus awards of 13,000 shares of Class A Common Stock awarded to Mr. Patch and which will not vest within 60 days of the Offerings.
(17) Excludes employee stock bonus awards of 10,400 shares of Class A Common Stock awarded to Mr. Bamba and which will not vest within 60 days of the Offerings.
(18) Excludes employee stock bonus awards of 13,000 shares of Class A Common Stock awarded to Mr. Chou and which will not vest within 60 days of the Offerings.
(19) Excludes employee stock bonus awards of 9,000 shares of Class A Common Stock awarded to Mr. Mak and which will not vest within 60 days of the Offerings.
(20) Includes shares beneficially owned or deemed to be owned beneficially by Rick A. Roney prior to the Offerings as follows: 43,355 shares of Class A Common Stock and 743,095 shares of Class B Common Stock directly and with respect to which he has sole voting and investment power; 88,082 shares of Class B Common Stock as trustee and with respect to which he has sole voting and investment power. If the underwriters' over-allotment options are exercised in full, Rick A. Roney will sell, pursuant to the Offerings, an additional 13,628 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Rick A. Roney would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 817,549 shares and 1.1% and the Voting Power After the Offerings would be 1.1%. Rick A. Roney is a brother of Blake M. Roney, Nedra D. Roney, Brooke B. Roney, Kirk V. Roney, Burke F. Roney and Park R. Roney.
(21) Includes shares beneficially owned or deemed to be owned beneficially by Burke F. Roney prior to the Offerings as follows: 34,684 shares of Class A Common Stock and 594,476 shares of Class B Common Stock directly and with respect to which he has sole voting and investment power. If the underwriters' over-allotment options are exercised in full, Burke F. Roney will sell, pursuant to the Offerings, an additional 10,903 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Burke F. Roney would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 583,573 shares and less than one percent and the Voting Power After the Offerings would be less than one percent. Burke F. Roney is a brother of Blake M. Roney, Nedra D. Roney, Brooke B. Roney, Kirk V. Roney, Rick A. Roney and Park R. Roney.
(22) Includes shares beneficially owned or deemed beneficially owned by Park
     R. Roney prior to the Offerings as follows: 34,684 shares of Class A Common Stock and 594,476 shares of Class B Common Stock directly and with respect to which he has sole voting and investment power. If the underwriters' over-allotment options are exercised in full, Park R. Roney will sell, pursuant to the Offerings, an additional 10,903 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by Park R. Roney would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 583,573 shares and less than one percent and the Voting Power After the Offerings would be less than one percent. Park R. Roney is a brother of Blake M. Roney, Nedra D. Roney, Brooke B. Roney, Kirk V. Roney, Rick A. Roney and Burke F. Roney.
(23) Includes 20,866,275 shares of Class B Common Stock owned by BNASIA, Ltd., a limited partnership of which Blake M. Roney and his wife Nancy L. Roney are the general partners and who share voting and investment power. If the underwriters' over-allotment options are exercised in full, BNASIA, Ltd. will sell, pursuant to the Offerings, an additional 413,391 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by BNASIA, Ltd. would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 20,452,884 shares and 28.5% and the Voting Power After the Offerings would be 28.1%.
(24) Includes 4,947,269 shares of Class B Common Stock owned by RCKASIA, Ltd., a limited partnership of which R. Craig Bryson and his wife Kathleen D. Bryson are the general partners and who share voting and investment power. If the underwriters' over-allotment options are exercised in full, RCKASIA, Ltd. will sell, pursuant to the Offerings, an additional 96,533 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by RCKASIA, Ltd. would be 0 shares and 0%, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 4,850,736 shares and 6.8% and the Voting Power After the Offerings would be 6.7%.
(25) Class A Common Stock owned prior to the Offerings includes 267,500 shares of Class A Common Stock subject to a stock option which has been granted to an executive officer of the Company and which is exercisable within 60 days of the Offerings. If the underwriters' over-allotment options are exercised in full, all directors and officers as a group will sell, pursuant to the Offerings, an additional 826,684 shares of Class A Common Stock, converted from Class B Common Stock, in which event the number and percentage of shares of Class A Common Stock To Be Owned After the Offerings by all directors and officers as a group would be 250,825 shares and less than one percent, the number and percentage of shares of Class B Common Stock owned after the Offerings would be 40,963,134 shares and 57.1% and the Voting Power After the Offerings would be 56.6%.

                        SHARES ELIGIBLE FOR FUTURE SALE

  GENERAL. Prior to the Offerings, there has been no public market for the Common Stock and no prediction can be made that an active trading market will develop or as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

  Upon completion of the Offerings, the Company will have 10,350,000 shares of Class A Common Stock issued and outstanding. This number includes (i) 9,100,000 shares of Class A Common Stock to be sold in the Offerings and (ii) 1,250,000 shares of Class B Common Stock converted into Class A Common Stock prior to the Offerings and contributed by the Existing Stockholders to NSI and its affiliates (other than the Company) for issuance to employees of NSI and its affiliates (other than the Company) as employee stock bonus awards (approximately 600,000 of which will be awarded prior to the Offerings) and excludes (a) 1,605,000 shares of Class B Common Stock converted into Class A Common Stock prior to the Offerings and contributed by the Existing Stockholders to the Company and held by the Company in reserve as treasury shares for issuance upon the exercise of the Distributor Options, (b) 253,000 shares of Class A Common Stock subject to a stock option which has been granted to an executive officer of the Company, and (c) 109,000 shares reserved for issuance by the Company to its employees as employee stock bonus awards. In addition, upon completion of the Offerings and the aforementioned conversions, the Company will have 73,059,500 shares of Class B Common Stock issued and outstanding, each share of which is convertible at any time into one share of Class A Common Stock. The 73,059,500 shares of Class B Common Stock and the 253,000 shares of Class A Common Stock subject to the aforementioned executive option are "restricted" shares within the meaning of Rule 144 under the 1933 Act ("Rule 144"). Restricted shares may not be resold in the public market except in compliance with the registration requirements of the 1933 Act or pursuant to an exemption therefrom, including the exemption provided by Rule 144. The 9,100,000 shares of Class A Common Stock to be sold in the Offerings, the 1,605,000 shares underlying the Distributor Options and the 1,250,000 and 109,000 shares of Class A Common Stock reserved for issuance as employee stock bonus awards have been registered under the 1933 Act and are, accordingly, freely tradeable without restriction or further registration under the 1933 Act, unless held by "affiliates" of the Company, as that term is defined in Rule 144. The shares underlying the Distributor Options and the employee stock bonus awards are, however, subject to certain vesting and resale limitations, as described below.

  Prior to the Offerings, the Company anticipates granting stock bonus awards under the 1996 Stock Incentive Plan to certain of its executive officers and employees for 109,000 shares of Class A Common Stock. These awards will vest ratably over four years following the date of grant. See "Certain Relationships and Related Transactions." After such grants, an aggregate of approximately 3,891,000 shares will remain available for future option grants and other equity awards under the 1996 Stock Incentive Plan. See "Management-- 1996 Stock Incentive Plan." Shares granted or issuable upon exercise of options granted pursuant to the Plan are "restricted" shares within the meaning of Rule 144. The Company intends to file a registration statement on Form S-8 under the 1933 Act to register all of the shares of Class A Common Stock reserved for issuance under the Plan. Such registration statement is expected to be filed as soon as practicable after the date of the Offerings and will become automatically effective upon filing. Shares issued under the Plan after such registration statement is filed may thereafter be sold in the open market, subject to the Rule 144 volume limitations applicable to affiliates and any transfer restrictions imposed on the date of the grant.

  Generally, as currently in effect, Rule 144 provides that beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned "restricted" shares of the Common Stock for at least two years will be entitled to sell on the open market in broker's transactions within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Class A Common Stock (1% is expected to be equal to approximately 103,500 shares immediately following the Offerings) or (ii) the average weekly trading volume in the Class A Common Stock on the open market during the four calendar weeks preceding such sale. Sales under Rule 144, as currently in effect, are also subject to certain notice requirements and the availability of current public information about the Company.

Under the provisions of Rule 144, the Existing Stockholders will be deemed to have acquired beneficial ownership of the shares of Common Stock currently held by them on the date of the issuance of such shares by the Company in the Reorganization. The Commission has recently proposed to reduce the Rule 144 holding periods. If enacted, such modification will have a material effect on the timing of when shares of the Common Stock become eligible for resale.

  Upon completion of the Offerings, the Existing Stockholders will hold 73,059,500 shares of the Class B Common Stock (which Class B shares are convertible into Class A shares). See "Risk Factors--Control by Existing Stockholders; Anti-Takeover Effect of Dual Classes of Common Stock." The Existing Stockholders have entered into a stockholders agreement (the "Stockholders Agreement") which restricts the extent to which any Existing Stockholder can dispose of its shares of Common Stock following the Offerings. Among other things, in order to ensure the qualification of the Reorganization under Section 351 of the Code, such stockholders have agreed not to transfer any shares they own for 365 days after the Offerings without the consent of the Company except for the funding of the Distributor Options and the grant of the employee stock bonus awards. After the expiration of the 365-day period, no such stockholder is permitted to transfer in any one-year period a number of shares greater than the lesser of (i) the amount that could be sold under Rule 144 during that period, or (ii) 1.25% of the total Common Stock owned by Existing Stockholders as of the date of the Stockholders Agreement. The Existing Stockholders have been granted registration rights by the Company permitting each of such Existing Stockholders to register his or her shares of Class A Common Stock, subject to certain restrictions, on any registration statement filed by the Company until such Existing Stockholder has sold a specified value of shares of Class A Common Stock. See "Certain Relationships and Related Transactions."

  The Company, its directors and officers, and the Existing Stockholders of NSI have agreed or will agree prior to the Offerings not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, without the prior consent of Merrill Lynch & Co., for a period of 180 days after the date of this Prospectus, except that the Company and the Existing Stockholders may, without such consent, grant options or issue shares of Common Stock pursuant to certain equity incentives, including, without limitation, the Distributor Options and the employee stock bonus awards. See "Risk Factors--Shares Eligible for Future Sale" and "Underwriting."

  DISTRIBUTOR OPTIONS AND EMPLOYEE STOCK BONUS AWARDS. Prior to the Offerings, the Existing Stockholders intend to convert 1,605,000 shares of Class B Common Stock to Class A Common Stock and contribute such shares of Class A Common Stock to the Company. The Company intends to grant to NSI the Distributor Options to purchase such shares of Class A Common Stock, and NSI intends to assign these Distributor Options to qualifying distributors of NSI in connection with the Offerings. The vesting of and the right to exercise the Distributor Options are subject to certain conditions, and the Distributor Options are being registered along with the shares of Class A Common Stock underlying such Distributor Options concurrently with the Offerings pursuant to Rule 415 under the 1933 Act.

  Prior to the date of this Prospectus, the Existing Stockholders will also convert 1,250,000 shares of Class B Common Stock to Class A Common Stock and contribute such shares to NSI and its affiliates (other than the Company) for issuance in connection with the employee stock bonus awards to be made by NSI and its affiliates (other than the Company) to their respective employees (approximately 600,000 of which will be awarded in connection with the Offerings). The shares of Class A Common Stock underlying each such employee stock bonus award will be issued to the employee recipient at a rate of 25% per year commencing one year following the date of the award, provided the employee recipient is still employed by NSI or one of its affiliates (other than the Company). The Company also intends to issue 109,000 shares of Class A Common Stock to its employees in connection with employee stock bonus awards to be made to the Company's employees on the same terms as described above pursuant to the 1996 Stock Incentive Plan.

  The Distributor Options, the shares of Class A Common Stock underlying the Distributor Options and the employee stock bonus awards have been registered pursuant to Rule 415 under the 1933 Act. The shares of Class A Common Stock will be issued by the Company upon the exercise of the Distributor Options. The Company will not receive any of the proceeds from the distribution of shares in connection with the employee stock bonus awards. The Company will receive the proceeds from the issuance of shares in connection with the exercise of the Distributor Options. The Distributor Options will be issued with an exercise price of 25% of the initial price per share in the Offerings.

  The Company and its affiliates anticipate that the Distributor Options, the shares of Class A Common Stock underlying the Distributor Options and the employee stock bonus awards will be qualified in some form pursuant to the securities laws of each jurisdiction in which the Company and its affiliates operate. There can be no assurance, however, that NSI will be able to qualify the Distributor Options and the employee stock bonus awards in each jurisdiction, the timing of such qualification, or that, if qualified, the governmental authorities in such jurisdictions will not suspend such qualifications or require material modifications to the terms of the programs as they are currently contemplated to be implemented. In certain European countries, including France and Spain, only existing executive distributors will be allowed to participate in the Distributor Option program. South Korean officials, for example, have indicated a preliminary willingness to allow NSI to implement the Plan, but have reserved the right to rule on the details of the Plan, including the exercise of the Distributor Options by South Korean residents, until a later date. No assurances can be given as to the timing of any governmental approvals received in connection with the Distributor Options. In addition, there can be no assurance that the laws and relevant regulations and judicial and administrative interpretations in such jurisdictions will not change in a manner that has a material impact on the ability of NSI to adopt or maintain such programs in such jurisdictions.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  As of the date of this Prospectus (and after consummation of the Reorganization), the authorized capital stock of the Company consists of 500,000,000 shares of Class A Common Stock, par value $.001 per share and 100,000,000 shares of Class B Common Stock, par value $.001 per share, and 25,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). Upon completion of the Offerings, the Company will have 10,350,000 shares of Class A Common Stock issued and outstanding. This number includes
(i) 9,100,000 shares of Class A Common Stock to be sold in the Offerings and
(ii) 1,250,000 shares of Class B Common Stock converted into Class A Common Stock prior to the Offerings and contributed by the Existing Stockholders to NSI and its affiliates (other than the Company) for issuance to employees of NSI and its affiliates (other than the Company) as employee stock bonus awards and excludes (a) 1,605,000 shares of Class B Common Stock converted into Class A Common Stock prior to the Offerings and contributed by the Existing Stockholders to the Company and held by the Company in reserve as treasury shares for issuance upon the exercise of the Distributor Options, (b) 253,000 shares of Class A Common Stock subject to a stock option which has been granted to an executive officer of the Company and (c) 109,000 shares reserved for issuance by the Company to its employees as employee stock bonus awards. In addition, upon completion of the Offerings, the Company will have 73,059,500 shares of Class B Common Stock issued and outstanding, all of which are held of record by the Existing Stockholders. Of the authorized shares of Preferred Stock, no shares of Preferred Stock are outstanding. The following description is a summary and is subject to and qualified in its entirety by reference to the provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

COMMON STOCK

  The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions regarding the shares of the Class B Common Stock, as described below.

  VOTING RIGHTS. Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. There is no cumulative voting. Except as required by applicable law, holders of Class A Common Stock and holders of Class B Common Stock will vote together on all matters submitted to a vote of the stockholders. With respect to certain corporate changes, such as liquidations, reorganizations, recapitalizations, mergers, consolidations and sales of substantially all of the Company's assets, holders of Class A Common Stock and holders of Class B Common Stock will vote together as a single class and the approval of 66 2/3% of the outstanding voting power is required to authorize or approve such transactions. See "Risk Factors--Control by Existing Stockholders; Anti-Takeover Effect of Dual Classes of Common Stock" and "-- Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

  Any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of a meeting if the Company receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present. This could permit holders of Class B Common Stock to take all actions required to be taken by the stockholders without providing the other stockholders an opportunity to make nominations or raise other matters at a meeting. The right to take action by less than unanimous written consent expires at such time as there are no shares of Class B Common Stock outstanding.

  DIVIDENDS. Holders of Class A Common Stock and holders of Class B Common Stock are entitled to receive dividends at the same rate if, as and when such dividends are declared by the Board of Directors of the Company out of assets legally available therefor after payment of dividends required to be paid on shares of Preferred Stock, if any.

  If a dividend or distribution payable in Class A Common Stock is made on the Class A Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class B Common Stock payable in shares of Class B Common Stock. Conversely, if a dividend or distribution payable in Class B

Common Stock is made on the Class B Common Stock, the Company must also make a pro rata and simultaneous dividend or distribution on the Class A Common Stock payable in shares of Class A Common Stock. See "Risk Factors--Absence of Dividends" and "Dividend Policy."

  RESTRICTIONS ON TRANSFER. If a holder of Class B Common Stock transfers such shares, whether by sale, assignment, gift, bequest, appointment or otherwise, to a person other than a permitted transferee (as defined in the Company's Certificate of Incorporation) such shares will be converted automatically into shares of Class A Common Stock. In the case of a pledge of shares of Class B Common stock to a financial institution, such shares will not be deemed to be transferred unless and until a foreclosure occurs.

  CONVERSION. The Class A Common Stock has no conversion rights. The Class B Common Stock is convertible into shares of Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. In the event of a transfer of shares of Class B Common Stock to any person other than a Permitted Transferee each share of Class B Common Stock so transferred automatically will be converted into one share of Class A Common Stock. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date for any meeting of the stockholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

  LIQUIDATION. In the event of liquidation, after payment of the debts and other liabilities of the Company and after making provision for the holders of Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among holders of Class A Common Stock and holders of Class B Common Stock treated as a single class.

  MERGERS AND OTHER BUSINESS COMBINATIONS. Upon the merger or consolidation of the Company, holders of each class of Common Stock are entitled to receive equal per share payments or distributions, except that in any transaction in which shares of capital stock are distributed, such shares may differ as to voting rights to the extent and only to the extent that the voting rights of the Class A Common Stock and the Class B Common Stock differ at that time. The Company may not dispose of all or any substantial part of the assets of the Company to, or merge or consolidate with, any person, entity or "group" (as defined in Rule 13-d-5 of the 1934 Act), which beneficially owns in the aggregate 10% or more of the outstanding Common Stock of the Company (a "Related Person") without the affirmative vote of the holders, other than such Related Person, of not less that 66 2/3% of the voting power of outstanding Class A Common Stock and Class B Common Stock voting as a single class. For the sole purpose of determining the 66 2/3% vote, a Related Person will also include the seller or sellers from whom the Related Person acquired, during the preceding six months, at least 5% of the outstanding shares of Class A Common Stock in a single transaction or series of related transactions pursuant to one or more agreements or other arrangements (and not through a brokers' transaction), but only if such seller or sellers have beneficial ownership of shares of Common Stock having a fair market value in excess of $10 million in the aggregate following such disposition to such Related Person. This 66 2/3% voting requirement is not applicable, however, if (i) the proposed transaction is approved by a vote of not less than a majority of the directors of the Company who are neither affiliated nor associated with the Related Person (or the seller of shares to the Related Person as described above) or (ii) in the case of a transaction pursuant to which the holders of Common Stock are entitled to receive cash, property, securities or other consideration, the cash or fair market value of the property, securities or other consideration to be received per share in such transaction is not less than the higher of (A) the highest price per share paid by the Related Person for any of its holdings of Common Stock within the two-year period immediately prior to the announcement of the proposed transaction or (B) the highest closing sale price during the 30-day period immediately preceding such date or during the 30-day period immediately preceding the date on which the Related Person became a Related Person, whichever is higher. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

  OTHER PROVISIONS. Holders of the Class A Common Stock and holders of Class B Common Stock are not entitled to preemptive rights. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

  TRANSFER AGENT AND REGISTRAR. The Transfer Agent and Registrar for the Class A Common Stock is American Stock Transfer and Trust Company.

  LISTING. The Class A Common Stock has been approved for listing on the New York Stock Exchange under the trading symbol "NUS," subject to official notice of issuance.

PREFERRED STOCK

  The Board of Directors is authorized, subject to any limitations prescribed by the DGCL or the rules of the New York Stock Exchange or other organizations on whose systems stock of the Company may be quoted or listed, to provide for the issuance of additional shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, powers, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of such series, without any further vote or action by the stockholders. The approval of the holders of at least 66 2/3% of the combined voting power of the outstanding shares of Common Stock, however, is required for the issuance of shares of Preferred Stock that have the right to vote for the election of directors under ordinary circumstances or to elect 50% or more of the directors under any circumstances. Depending upon the terms of the Preferred Stock established by the Company's Board of Directors, any or all series of Preferred Stock could have preference over the Common Stock with respect to dividends and other distributions and upon liquidation of the Company or could have voting or conversion rights that could adversely affect the holders of the outstanding Common Stock. In addition, the Preferred Stock could delay, defer or prevent a change of control of the Company. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions." The Company has no present plans to issue any shares of Preferred Stock.

OTHER CHARTER AND BYLAW PROVISIONS

  Special meetings of stockholders may be called only by the majority stockholders, the Company's Board of Directors, the President or the Secretary. Except as otherwise required by law, stockholders, in their capacity as such, are not entitled to request or call a special meeting of the stockholders.

  Stockholders of the Company are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of the stockholders. The failure to deliver proper notice within the periods specified in the Company's Amended and Restated Bylaws (the "Bylaws") will result in the denial of the stockholder of the right to make such nominations or propose such action at the meeting. See "Risk Factors-- Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

  Upon consummation of the Offerings, the Company will be subject to the provisions of Section 203 of the DGCL (the "Anti-Takeover Law") regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations, including those whose securities are listed on the New York Stock Exchange, from engaging, under certain circumstances, in a "business combination" (which includes a merger of not more than 10% of the corporations' assets) with an "interested stockholder" (a stockholder who, together with affiliates and associates, within the prior three years did own, 15% or more of the corporation's outstanding voting stock) for three years following the date that such stockholder became an "interested stockholder," unless the "business combination" or "interested stockholder" is approved in a prescribed manner. A Delaware corporation may "opt out" of the Anti-Takeover Law with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. The Company has not "opted out" of the provisions of the Anti-Takeover Law. See "Risk Factors--Anti-Takeover Effects of Certain Charter, Contractual and Statutory Provisions."

INDEMNIFICATION AND LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS

  To the fullest extent permitted by the DGCL, the Company's Certificate of Incorporation and Bylaws provide that the Company shall indemnify and advance expenses to each of its directors, officers, employees and agents. The Company believes the foregoing provisions are necessary to attract and retain qualified persons as directors and officers. Prior to the consummation of the Offerings, the Company intends to enter into separate indemnification agreements with each of its directors and executive officers in order to effectuate such provisions. See "Certain Relationships and Related Transactions." The Company's Certificate of Incorporation also provides for, to the fullest extent permitted by the DGCL, elimination or limitation of liability of directors for breach of their fiduciary duty to the Company or its stockholders.

REGISTRATION RIGHTS

  The Existing Stockholders have been granted registration rights by the Company permitting each of such Existing Stockholders to register his or her shares of Class A Common Stock, subject to certain restrictions, on any registration statement filed by the Company until such Existing Stockholder has sold a specified value of shares of Class A Common Stock. See "Certain Relationships and Related Transactions."

      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Class A Common Stock by a Non-U.S. Holder. For this purpose, a "Non-U.S. Holder" is any person who is, for United States federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly with retroactive effect). Each prospective purchaser of Class A Common Stock is advised to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of Class A Common Stock as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

  An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

  Dividends paid to a Non-U.S. Holder of Class A Common Stock generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax (provided the Non-U.S. Holder files appropriate documentation, including, under current law, IRS Form 4224, with the payor of the dividend), but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

  Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payer has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, under proposed Treasury regulations not currently in effect, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder of Class A Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements either directly or through an intermediary. In addition, backup withholding, as discussed below, may apply in certain circumstances if applicable certification and other requirements are not met.

  A Non-U.S. Holder of Class A Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

  A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Class A Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S.

Holder who is an individual and holds the Class A Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

  If an individual Non-U.S. Holder falls under clause (i) above, he will, unless an applicable treaty provides otherwise, be taxed on his net gain derived from the sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) above, he will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States capital losses.

  If a Non-U.S. Holder that is a foreign corporation falls under clause (i) above, it will be taxed on its gain under regular graduated United States federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

  Class A Common Stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

  A backup withholding tax is imposed at the rate of 31% on certain payments to persons that fail to furnish certain identifying information to the payor. Under current law, backup withholding generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person), but generally will apply to dividends paid on Class A Common Stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required. However, under proposed Treasury regulations not currently in effect, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary or a Non-U.S. Holder otherwise establishes an exemption from backup withholding.

  Payment of the proceeds of a sale of Class A Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payor with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Class A Common Stock by or through a foreign office of a foreign broker. If, however, such broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption.

  Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                 UNDERWRITING

  The U.S. Underwriters named below (the "U.S. Underwriters"), acting through their U.S. representatives, Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Morgan Stanley & Co. Incorporated, Dean Witter Reynolds Inc. and Nomura Securities International, Inc. (collectively, the "U.S. Representatives"), have severally agreed, subject to the terms and conditions of a U.S. Purchase Agreement (the "U.S. Purchase Agreement") with the Company, the Selling Stockholders and Nu Skin Japan, as guarantor (the "Guarantor"), to purchase from the Company and the Selling Stockholders the number of shares of Class A Common Stock set forth opposite their respective names below.

                                                                      NUMBER OF
   U.S. UNDERWRITERS                                                   SHARES
   -----------------                                                  ---------
   Merrill Lynch, Pierce, Fenner & Smith
            Incorporated.............................................   922,863
   Morgan Stanley & Co. Incorporated.................................   922,863
   Dean Witter Reynolds Inc. ........................................   922,863
   Nomura Securities International, Inc..............................   922,863
   Daiwa Securities America Inc......................................   100,000
   Dillon, Read & Co. Inc. ..........................................   100,000
   Donaldson, Lufkin & Jenrette Securities Corporation...............   100,000
   Lazard Freres & Co. LLC...........................................   100,000
   Montgomery Securities.............................................   100,000
   J.P. Morgan Securities Inc. ......................................   100,000
   The Nikko Securities Co. International, Inc.......................   100,000
   PaineWebber Incorporated..........................................   100,000
   Prudential Securities Incorporated................................   100,000
   Salomon Brothers Inc..............................................   100,000
   Smith Barney Inc. ................................................   100,000
   Wasserstein Perella Securities, Inc. .............................   100,000
   Yamaichi International (America), Inc. ...........................   100,000
   Dominick & Dominick, Incorporated.................................    50,000
   Furman Selz LLC...................................................    50,000
   Janney Montgomery Scott Inc. .....................................    50,000
   Edward D. Jones & Co., L.P. ......................................    50,000
   Legg Mason Wood Walker, Incorporated..............................    50,000
   McDonald & Company Securities, Inc. ..............................    50,000
   Parker/Hunter Incorporated........................................    50,000
   Rauscher Pierce Refsnes, Inc. ....................................    50,000
   Raymond James & Associates, Inc. .................................    50,000
   The Robinson-Humphrey Company, Inc. ..............................    50,000
   The Seidler Companies Incorporated................................    50,000
                                                                      ---------
        Total........................................................ 5,541,452
                                                                      =========

  The Company, the Selling Stockholders and the Guarantor have also entered into an International Purchase Agreement (the "International Purchase Agreement") with certain underwriters outside the United States, Canada and Japan (the "International Managers"), for whom Merrill Lynch International, Morgan Stanley & Co. International Limited, Dean Witter International Ltd. and Nomura International plc are acting as representatives (the "Lead International Managers"). Subject to the terms and conditions set forth in the International Purchase Agreement, the Company and the Selling Stockholders have agreed to sell to the International Underwriters, and the International Underwriters have severally agreed to purchase, an aggregate of 1,670,000 shares of Class A Common Stock pursuant to Regulation S under the 1933 Act.

  The Company, the Selling Stockholders and the Guarantor have also entered into a Japanese Underwriting Agreement (the "Japanese Underwriting Agreement" and, together with the U.S. Purchase Agreement and the International Purchase Agreement, the "Purchase Agreements") with The Nomura Securities Co., Ltd., Merrill Lynch Japan Incorporated and Morgan Stanley Japan Limited (the "Japanese Underwriters" and, together with the U.S. Underwriters and the International Managers, the "Underwriters"). Subject to the terms and conditions set forth in the Japanese Underwriting Agreement, the Selling Stockholders have agreed to sell to the Japanese Underwriters, and the Japanese Underwriters have jointly and severally agreed to purchase, an aggregate of 1,670,000 shares of Class A Common Stock pursuant to Regulation S under the 1933 Act.

  In each Purchase Agreement, the Underwriters named therein have agreed, subject to the terms and conditions set forth in such Purchase Agreement, to purchase all of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement if any of the shares of Class A Common Stock being sold pursuant to such Purchase Agreement are purchased. Under certain circumstances, under the U.S. or International Purchase Agreements, the commitments of non-defaulting Underwriters may be increased. Each Purchase Agreement provides that the Company and the Selling Stockholders are not obligated to sell, and the U.S. Underwriters, International Managers and Japanese Underwriters are not obligated to purchase, the shares of Class A Common Stock under the terms of each Purchase Agreement unless the shares of Class A Common Stock to be sold pursuant to the Purchase Agreements are contemporaneously sold.

  The initial public offering price per share and the total underwriting discount per share are identical under the U.S. Purchase Agreement, the International Purchase Agreement and the Japanese Underwriting Agreement.

  All of the shares to be offered in connection with the Offerings have been registered under the 1933 Act. With regards to the Japanese Offering, a filing of a securities registration statement and amendments thereto under the Securities and Exchange Laws of Japan has also been made with the Minister of Finance of Japan. The Japanese Underwriters have agreed that the Japanese Offering will be a public offering without listing in Japan and will be governed by Japanese laws and regulations.

  The Company has been informed that the U.S. Underwriters, the International Managers and the Japanese Underwriters have entered into an Intersyndicate Agreement dated the date hereof (the "Intersyndicate Agreement") which provides for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters, the International Managers and the Japanese Underwriters are permitted to sell shares of Class A Common Stock to each other.

  The Company has been informed that, under the terms of the Intersyndicate Agreement (i) the U.S. Underwriters and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or resell shares of Class A Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons,
(ii) the International Managers and any dealer to whom they sell shares of Class A Common Stock will not offer to sell or resell shares of Class A Common Stock to U.S., Canadian or Japanese persons, or to persons they believe intend to resell to persons who are U.S., Canadian or Japanese persons, and (iii) the Japanese Underwriters and any sub-underwriter to whom they sell shares of Class A Common Stock will not offer to sell or resell shares of Class A Common Stock to non-Japanese persons, or to persons they believe intend to resell to persons who are non-Japanese persons, except in each case for transactions pursuant to the Intersyndicate Agreement, which, among other things, permits the Underwriters to purchase from each other and offer for resale such number of shares of Class A Common Stock as the selling Underwriter or Underwriters and the purchasing Underwriter or Underwriters may agree. As used in this section, "United States Person" shall mean any person who is a "United States Person," as such term is defined in Regulation S ("Regulation S") under the 1933 Act, which includes (i) any natural person resident in the United States,
(ii) any estate or trust of which any executor, administrator or trustee is a United States Person, with certain exceptions relating to estates governed by foreign law and trusts of which no beneficiary is a United States Person,
(iii) any agency or branch of a foreign entity located in the United States,
(iv) any non-discretionary account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a United States Person, (v) any discretionary account incorporated in the United States, with certain exceptions relating to accounts held for the benefit or account of non-United States Persons and (vi) any corporation or partnership incorporated or organized under the laws of any foreign jurisdiction by a United States Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a) under the 1933 Act) who are not natural persons, estates or trusts. In accordance with Regulation S, "United States Person" as used herein does not include (i) any agency or branch of a United States Person located outside of the United States that is engaged in the business of banking or insurance and is subject to substantive banking or insurance regulation in the jurisdiction where located or (ii) any employee benefit plan established and administered in accordance with the law and customary practice of a country other than the United States. "Japanese Person" or "Canadian Person" shall mean, respectively, any individual who is resident in Japan or Canada or any corporation, pension, profit-sharing or other trust or entity organized under or governed by the laws of Japan or Canada or any political subdivision thereof (other than a foreign branch or office of any Japanese or Canadian Corporation), and shall include, respectively, any Japanese or Canadian branch or office of a person other than a Japanese or Canadian Person. "United States" shall mean the United States of America, its territories, its possessions and all areas subject to its jurisdiction. "Canada" shall mean the provinces of Canada, its territories, its possessions and all areas subject to its jurisdiction. Japan shall mean the country of Japan, its territories, its possessions and all areas subject to its jurisdiction.

  The Selling Stockholders have granted the U.S. Underwriters and the International Managers (on a pro rata basis in accordance with the number of shares sold by each such Selling Stockholder in the Offerings) options exercisable for 30 days after the date of this Prospectus to purchase up to 1,058,342 and 306,658 additional shares of Class A Common Stock, respectively, to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. To the extent that the U.S. Underwriters and International Managers exercise such options, each of the U.S. Underwriters and International Managers will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares to be purchased initially by that Underwriter is of the number of shares of Common Stock initially purchased by the U.S. Underwriters and International Managers. No over-allotment option has been granted under the Japanese Underwriting Agreement.

  The U.S. Representatives have advised the Company and the Selling Stockholders that the U.S. Underwriters propose to offer the shares of Class A Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $.82 per share. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the initial public offering of the Class A Common Stock, the public offering price, concession and discount may be changed.

  The Company and the Selling Stockholders have agreed to indemnify the U.S. Underwriters, the Japanese Underwriters and the International Managers against certain liabilities which may be incurred in connection with the offering of the Class A Common Stock and the exercise of the over-allotment options, including liabilities under the 1933 Act and other applicable securities laws. In addition, the Company has agreed to reimburse the Japanese Underwriters for certain out-of-pocket expenses incurred in connection with the Japanese Offering.

  Without the consent of Merrill Lynch, the Company, its executive officers and directors and the Existing Stockholders have agreed that they will not, for a period of 180 days following the date of this Prospectus, directly or indirectly, offer to sell, grant any option for the sale of, or otherwise dispose of, any shares of Common Stock or any securities convertible into or exchangeable or exercisable for any such shares. The foregoing agreements are subject to certain exceptions, including the contribution of shares of Class A Common Stock to the Company and NSI for use in connection with the granting of the Distributor Options and the employee stock bonus awards. See "Shares Eligible for Future Sale."

  The Class A Common Stock has been approved for listing on the New York Stock Exchange under the symbol "NUS." In order to meet the requirements for listing of the Class A Common Stock on the NYSE subject to official notice of issuance, the U.S. Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial owners. The shares of Class A Common Stock sold in the Offerings will not be listed on any stock exchange in Japan and will not be registered with the Japan Securities Dealers Association as shares to be traded in the Japanese over-the-counter market. Therefore, there will be no public market in Japan for the trading of such shares. Under the Securities and Exchange Law of Japan, if the offer of shares of Class A Common Stock is made to 50 or more persons in Japan on uniform terms and conditions and the aggregate offering price is (Yen)500 million or more, such offer will be subject to regulations applicable to secondary public offerings, the primary requirements of which are the filing of a notification with the MOF and the distribution of a prospectus.

  At the request of the Company, the U.S. Underwriters and the International Managers have reserved up to 910,000 shares of Class A Common Stock for sale at the public offering price to certain employees of NSI and the Company and to certain distributors of NSI and the Company, who have expressed an interest in purchasing such shares. The number of shares available to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not so purchased by such employees or distributors at the closing of the Offerings will be offered by the U.S. Underwriters and the International Underwriters to the general public on the same terms as the other shares offered hereby. Of the reserved shares, 218,548 shares will be sold directly by the Company in the Offerings and, accordingly, the Underwriters will not receive any proceeds from the sale of such shares.

  In order to comply with local securities laws in certain jurisdictions outside the United States, sales to certain employees and distributors will be made directly by the Company rather than through the Underwriters. In addition, all shares sold to employees and distributors outside the United States will be shares offered by the Company, rather than by the Selling Stockholders.

  Prior to the Offerings, there has been no established trading market for the shares of Class A Common Stock. The initial public offering price for the Class A Common Stock offered hereby has been determined by negotiation among the Company, the Selling Stockholders and the Underwriters. Among the factors considered in making such determination were the history of and the prospects for the industry in which the Company competes, an assessment of the Company's management, the past and present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, the general condition of the securities markets at the time of the Offerings, the prices of similar securities of generally comparable companies and other relevant factors. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offerings at or above the initial public offering price.

  The U.S. Representatives have informed the Company that the U.S. Underwriters do not intend to confirm sales of Class A Common Stock offered hereby to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Class A Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, Salt Lake City, Utah. Certain other legal matters governed by Japanese law will be passed upon for the Company and the Selling Stockholders by Nagashima & Ohno, Tokyo, Japan. Certain legal matters will be passed upon for the U.S. and International Underwriters by Shearman & Sterling, San Francisco, California and for the Japanese Underwriters by Tomotsune Kimura & Mitomi, Tokyo, Japan.

                                    EXPERTS

  The combined financial statements of Nu Skin Asia Pacific, Inc. as of December 31, 1994 and 1995 and for the fiscal years ended September 30, 1993 and 1994, for the three month period ended December 31, 1994 and for the year ended December 31, 1995 and balance sheet of Nu Skin Asia Pacific, Inc. as of September 6, 1996 included in this Prospectus have been so included in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-1, of which this Prospectus is a part, with the Securities and Exchange Commission (the "Commission") under the 1933 Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the financial schedules and exhibits filed therewith. Statements made in this Prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise with the Commission. Each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement, including all exhibits and schedules thereto, may be obtained from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the fees prescribed by the Commission, or may be examined without charge at the public reference facilities maintained at the principal office of the Commission. The Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, registration, proxy and information statements and other information regarding registrants that file with the Commission.

  The Company intends to furnish holders of the Class A Common Stock with annual reports containing audited consolidated financial statements and a report thereon by its independent auditors, and quarterly reports containing unaudited consolidated financial information. Such audited financial statements and unaudited quarterly financial information will be prepared in accordance with United States generally accepted accounting principles.

                           NU SKIN ASIA PACIFIC, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
COMBINED FINANCIAL STATEMENTS:
  Report of Independent Accountants.....................................     F-2
  Report of Independent Certified Public Accountants....................     F-3
  Combined Balance Sheets at December 31, 1994 and 1995, and at
   September 30, 1996 (unaudited).......................................     F-4
  Combined Statements of Income for the years ended September 30, 1993 and 1994, the three months ended December 31, 1993 (unaudited) and
   1994, the year ended December 31, 1995, and the nine months ended
   September 30, 1995 (unaudited) and 1996 (unaudited)..................     F-5
  Combined Statements of Stockholders' Equity for the years ended Sep-
   tember 30, 1993 and 1994, the three months ended December 31, 1994, the year ended December 31, 1995, and the nine months ended September
   30, 1996 (unaudited).................................................     F-6
  Combined Statements of Cash Flows for the years ended September 30,
   1993 and 1994, the three months ended December 31, 1993 (unaudited)
   and 1994, the year ended December 31, 1995, and the nine months ended
   September 30, 1995 (unaudited) and 1996 (unaudited)..................     F-7
  Notes to Combined Financial Statements................................     F-8
NU SKIN ASIA PACIFIC, INC.:
  Report of Independent Accountants.....................................    F-16
  Balance Sheet As of September 6, 1996.................................    F-17
  Notes to Balance Sheet As of September 6, 1996........................    F-18
UNAUDITED PRO FORMA DATA:
  Unaudited Pro Forma Consolidated Balance Sheet As of September 30,
   1996.................................................................    F-21
  Unaudited Pro Forma Consolidated Statement of Income For the Year
   Ended
   December 31, 1995....................................................    F-22
  Unaudited Pro Forma Consolidated Statement of Income For the Nine
   Months Ended
   September 30, 1996...................................................    F-23
  Notes to Unaudited Pro Forma Consolidated Balance Sheet and Statements
   of Income............................................................    F-24

  All schedules are omitted because they are not applicable or the required information is shown in the combined financial statements or notes thereto.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Nu Skin Asia Pacific, Inc.

  In our opinion, the accompanying combined balance sheets and the related combined statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Nu Skin Asia Pacific, Inc. at December 31, 1994 and 1995, and the results of its operations and its cash flows for the years ended September 30, 1993 and 1994, the three months ended December 31, 1994, and the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Nu Skin Hong Kong, Inc. --Hong Kong Branch for the year ended September 30, 1993, which statements reflect 17% of revenue for the year then ended. Those statements were audited by other independent accountants whose report dated April 14, 1994 (except for Notes 2 and 8, as to which the date is August 30, 1996) expressed an unqualified opinion on those statements. Our opinion, as it relates to data of Nu Skin Hong Kong, Inc. for the year ended September 30, 1993, is based solely on the report of other independent accountants. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Price Waterhouse LLP
Salt Lake City, Utah
September 10, 1996

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Nu Skin Hong Kong, Inc.

  We have audited the accompanying balance sheet of Nu Skin Hong Kong, Inc. - Hong Kong Branch as of September 30, 1993, and the related statements of earnings, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the management of the branch. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nu Skin Hong Kong, Inc. - Hong Kong Branch as of September 30, 1993, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

                                          /s/ Grant Thornton

Hong Kong

April 14, 1994 (except for Notes 2 and 8, as to which the date is August 30, 1996)

                           NU SKIN ASIA PACIFIC, INC.

                            COMBINED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                     PRO FORMA
                                                                      AMOUNTS
                                     DECEMBER 31,                    (NOTE 2)
                                   ----------------  SEPTEMBER 30, SEPTEMBER 30,
                                    1994     1995        1996          1996
                                   ------- --------  ------------- -------------
                                                      (UNAUDITED)   (UNAUDITED)
             ASSETS
Current assets
  Cash and cash equivalents......  $16,288 $ 63,213    $ 81,079
  Accounts receivable............    1,068    3,242       8,151
  Related parties receivable.....   17,870    1,793       7,840
  Inventories, net...............   15,556   32,662      46,379
  Prepaid expenses and other.....    3,461    3,410       8,027       $10,636
                                   ------- --------    --------
                                    54,243  104,320     151,476
Property and equipment, net......    3,850    6,904       8,672
Other assets.....................    3,331    7,004       8,759        11,919
                                   ------- --------    --------
    Total assets.................  $61,424 $118,228    $168,907
                                   ======= ========    ========
LIABILITIES AND STOCKHOLDERS' EQ-
               UITY
Current liabilities
  Accounts payable...............  $ 3,630 $  4,395    $  5,019
  Accrued expenses...............   13,377   23,313      49,514
  Related parties payable........   10,556   28,749      36,115
  Notes payable to stockholders..       --       --          --        81,893
                                   ------- --------    --------
                                    27,563   56,457      90,648
                                   ------- --------    --------
Commitments and contingencies
 (Notes 7 and 10)
Stockholders' equity
  Capital stock..................    1,300    4,550       4,550            80
  Cumulative foreign currency
   translation adjustment........      441   (2,940)     (3,714)       (3,714)
  Retained earnings..............   32,120   60,161      77,423         5,769
                                   ------- --------    --------       -------
                                    33,861   61,771      78,259       $ 2,135
                                   ------- --------    --------
    Total liabilities and stock-
     holders' equity.............  $61,424 $118,228    $168,907
                                   ======= ========    ========


    The accompanying notes are an integral part of these combined financial statements.

                           NU SKIN ASIA PACIFIC, INC.

                         COMBINED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                   THREE
                             YEAR ENDED        MONTHS ENDED       YEAR ENDED     NINE MONTHS ENDED
                            SEPTEMBER 30,      DECEMBER 31,      DECEMBER 31,      SEPTEMBER 30,
                          ----------------- -------------------  ------------ -----------------------
                            1993     1994      1993      1994        1995        1995        1996
                          -------- -------- ----------- -------  ------------ ----------- -----------
                                            (UNAUDITED)                       (UNAUDITED) (UNAUDITED)
Revenue.................  $110,624 $254,637   $63,759   $73,562    $358,609    $241,412    $471,312
Cost of sales...........    38,842   86,872    24,238    19,607      96,615      64,110     133,592
                          -------- --------   -------   -------    --------    --------    --------
Gross profit............    71,782  167,765    39,521    53,955     261,994     177,302     337,720
                          -------- --------   -------   -------    --------    --------    --------
Operating expenses
 Distributor
  incentives............    40,267   95,737    22,315    27,950     135,722      91,893     175,149
 Selling, general and
  administrative........    27,150   44,566     9,358    13,545      67,475      44,099      69,970
                          -------- --------   -------   -------    --------    --------    --------
Total operating
 expenses...............    67,417  140,303    31,673    41,495     203,197     135,992     245,119
                          -------- --------   -------   -------    --------    --------    --------
Operating income........     4,365   27,462     7,848    12,460      58,797      41,310      92,601
Other income (expense),
 net....................       133      443        24      (813)        511        (408)      1,530
                          -------- --------   -------   -------    --------    --------    --------
Income before provision
 for income taxes.......     4,498   27,905     7,872    11,647      59,308      40,902      94,131
Provision for income
 taxes (Note 8).........       417   10,226     2,885     2,730      19,097      13,170      33,810
                          -------- --------   -------   -------    --------    --------    --------
Net income..............  $  4,081 $ 17,679   $ 4,987   $ 8,917    $ 40,211    $ 27,732    $ 60,321
                          ======== ========   =======   =======    ========    ========    ========
Pro forma historical net
 income per share (Note
 2).....................                                           $    .48                $    .71
                                                                   ========                ========
Pro forma weighted
 average common shares
 outstanding (Note 2)...                                             84,412                  84,412
                                                                   ========                ========
Unaudited pro forma
 data:
Income before pro forma
 provision for income
 taxes..................     4,498   27,905     7,872    11,647      59,308      40,902      94,131
Pro forma provision for
 income taxes (Note 8)..     1,511   10,391     2,931     4,041      22,751      15,690      34,196
                          -------- --------   -------   -------    --------    --------    --------
Income after pro forma
 provision for income
 taxes..................  $  2,987 $ 17,514   $ 4,941   $ 7,606    $ 36,557    $ 25,212    $ 59,935
                          ======== ========   =======   =======    ========    ========    ========
Pro forma net income per
 share (Note 2).........                                           $    .43                $    .71
                                                                   ========                ========



    The accompanying notes are an integral part of these combined financial statements.

                           NU SKIN ASIA PACIFIC, INC.

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                            CUMULATIVE
                                              FOREIGN
                                             CURRENCY                 TOTAL
                                    CAPITAL TRANSLATION RETAINED  STOCKHOLDERS'
                                     STOCK  ADJUSTMENT  EARNINGS     EQUITY
                                    ------- ----------- --------  -------------
Balance at October 1, 1992........  $1,300    $     6   $ 1,443      $ 2,749
Net change in cumulative foreign
 currency translation adjustment..      --         96        --           96
Net income........................      --         --     4,081        4,081
                                    ------    -------   -------      -------
Balance at September 30, 1993.....   1,300        102     5,524        6,926
Net change in cumulative foreign
 currency translation adjustment..      --        329        --          329
Net income........................      --         --    17,679       17,679
                                    ------    -------   -------      -------
Balance at September 30, 1994.....   1,300        431    23,203       24,934
Net change in cumulative foreign
 currency translation adjustment..      --         10        --           10
Net income........................      --         --     8,917        8,917
                                    ------    -------   -------      -------
Balance at December 31, 1994......   1,300        441    32,120       33,861
Contributed capital...............   3,250         --        --        3,250
Dividends.........................      --         --   (12,170)     (12,170)
Net change in cumulative foreign
 currency translation adjustment..      --     (3,381)       --       (3,381)
Net income........................      --         --    40,211       40,211
                                    ------    -------   -------      -------
Balance at December 31, 1995......   4,550     (2,940)   60,161       61,771
Dividends (unaudited).............      --         --   (43,059)     (43,059)
Net change in cumulative foreign
 currency translation
 adjustment (unaudited)...........      --       (774)       --         (774)
Net income (unaudited)............      --         --    60,321       60,321
                                    ------    -------   -------      -------
Balance at September 30, 1996
 (unaudited)......................  $4,550    $(3,714)  $77,423      $78,259
                                    ======    =======   =======      =======



    The accompanying notes are an integral part of these combined financial statements.

                           NU SKIN ASIA PACIFIC, INC.

                       COMBINED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    THREE
                             YEAR ENDED         MONTHS ENDED       YEAR ENDED     NINE MONTHS ENDED
                           SEPTEMBER 30,        DECEMBER 31,      DECEMBER 31,      SEPTEMBER 30,
                          -----------------  -------------------  ------------ -----------------------
                           1993      1994       1993      1994        1995        1995        1996
                          -------  --------  ----------- -------  ------------ ----------- -----------
                                             (UNAUDITED)                       (UNAUDITED) (UNAUDITED)
Cash flows from
 operating activities:
 Net income.............  $ 4,081  $ 17,679    $ 4,987   $ 8,917    $ 40,211     $27,732    $ 60,321
Adjustments to reconcile
 net income to net cash
 provided by (used in)
 operating activities:
 Depreciation...........      813     1,401        466       358       2,012       1,504       2,104
 Loss on disposal of
  property and
  equipment.............        1        90         --     1,093          12           4          --
 Changes in operating
  assets and
  liabilities:
 Accounts receivable....       36    (1,006)    (4,141)      165      (2,174)     (2,595)     (4,909)
 Related parties
  receivable............   (3,615)  (25,288)       100    11,108      16,077      15,185      (6,047)
 Inventories, net.......   (9,301)      158        947      (939)    (17,106)     (6,502)    (13,717)
 Prepaid expenses and
  other.................     (587)     (890)    (3,530)     (836)         51         758      (4,617)
 Other assets...........     (542)      277        195       (20)     (2,994)         76      (1,542)
 Accounts payable.......    1,544       884      1,928       279         765       3,004         624
 Accrued expenses.......    2,216    13,106      3,457    (4,384)      9,936       3,976      26,201
 Related parties
  payable...............   19,398     3,475     (1,152)  (16,442)     18,193      10,201       7,366
                          -------  --------    -------   -------    --------     -------    --------
 Net cash provided by
  (used in) operating
  activities............   14,044     9,886      3,257      (701)     64,983      53,343      65,784
                          -------  --------    -------   -------    --------     -------    --------
Cash flows from
 investing activities:
 Purchase of property
  and equipment.........   (4,061)   (1,766)      (500)     (417)     (5,422)     (3,405)     (3,967)
 Proceeds from disposal
  of property and equip-
  ment..................       20        25         --        14          48           3          --
 Payments for lease de-
  posits................   (1,726)     (614)       (73)     (677)       (701)       (295)       (218)
 Receipt of refundable
  lease deposits........      337       153        153        --          22           3           5
                          -------  --------    -------   -------    --------     -------    --------
 Net cash used in
  investing activities..   (5,430)   (2,202)      (420)   (1,080)     (6,053)     (3,694)     (4,180)
                          -------  --------    -------   -------    --------     -------    --------
Cash flows from
 financing activities:
 Proceeds from related
  party loans...........    4,350        --         --        --          --          --          --
 Payments on related
  party loans...........       --    (4,350)        --        --          --          --          --
 Proceeds from capital
  contributions.........       --        --         --        --       3,250          --          --
 Dividends paid.........       --        --         --        --     (12,170)     (4,197)    (43,059)
                          -------  --------    -------   -------    --------     -------    --------
 Net cash provided by
  (used in) financing
  activities............    4,350    (4,350)        --        --      (8,920)     (4,197)    (43,059)
                          -------  --------    -------   -------    --------     -------    --------
 Effect of exchange rate
  changes on cash.......       74       152       (702)       (8)     (3,085)        963        (679)
                          -------  --------    -------   -------    --------     -------    --------
Net increase (decrease)
 in cash and cash
 equivalents............   13,038     3,486      2,135    (1,789)     46,925      46,415      17,866
Cash and cash
 equivalents, beginning
 of period..............    1,553    14,591     14,591    18,077      16,288      16,288      63,213
                          -------  --------    -------   -------    --------     -------    --------
Cash and cash
 equivalents, end of
 period.................  $14,591  $ 18,077    $16,726   $16,288    $ 63,213     $62,703    $ 81,079
                          =======  ========    =======   =======    ========     =======    ========
Supplemental cash flow
 information:
 Interest paid..........  $   207  $     81    $    42   $     6    $    119     $    79    $     25
                          =======  ========    =======   =======    ========     =======    ========

    The accompanying notes are an integral part of these combined financial statements.

                          NU SKIN ASIA PACIFIC, INC.

                    NOTES TO COMBINED FINANCIAL STATEMENTS

1. THE COMPANY

  Nu Skin Asia Pacific, Inc. (the "Company") is a network marketing company involved in the distribution of premium quality, innovative personal care and nutritional products in Asia. The Company is the exclusive distribution vehicle for Nu Skin International, Inc. ("NSI") through the Company's subsidiaries in the countries of Japan, Taiwan, Hong Kong (including Macau) and South Korea (collectively referred to as the "Subsidiaries"). Additionally, the Company sells products to NSI affiliates in Australia and New Zealand. NSI was founded in 1984 and is one of the largest network marketing companies in the world. NSI owns the Nu Skin trademark and provides the products and marketing materials to each of its affiliates. Nu Skin Management Group, Inc. ("NSIMG"), an NSI affiliate, has provided, and will continue to provide, a high level of support services to the Company, including product development, marketing, legal, accounting and other managerial services. The operations of the Company, of NSI, of NSIMG and of other NSI affiliates are conducted by a variety of individual entities that are under the control of a group of common stockholders.

  Inasmuch as the Subsidiaries are under common control, and in accordance with the planned reorganization discussed in Note 11, the Subsidiaries' historical balance sheets and related statements of income, of stockholders' equity and of cash flows are combined and presented as a single entity after elimination of intercompany transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CHANGE IN FISCAL YEAR

  In October 1994, the Company's Board of Directors approved a change in the Company's fiscal year end from September 30 to December 31. The change became effective as of September 30, 1994.

USE OF ESTIMATES

  The preparation of these financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include reserves for product returns, obsolete inventory and taxes. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

  Cash equivalents are short-term, highly liquid instruments with original maturities of 90 days or less.

INVENTORIES

  Inventories consist of merchandise purchased for resale and are stated at the lower of cost using the first-in, first-out method or market.

PROPERTY AND EQUIPMENT

  Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

   Furniture and fixtures........ 5 - 7 years
   Computers and equipment....... 3 - 5 years
   Leasehold improvements........ Shorter of estimated useful life or lease term
   Vehicles...................... 3 - 5 years

Expenditures for maintenance and repairs are charged to expense as incurred.

                          NU SKIN ASIA PACIFIC, INC.

OTHER ASSETS

  Other assets consist primarily of deposits for noncancelable operating leases.

REVENUE RECOGNITION

  Revenue is recognized when products are shipped and title passes to independent distributors who are the Company's customers. A reserve for product returns is accrued based on historical experience. The Company generally requires cash payment at the point of sale. The Company has determined that no allowance for doubtful accounts is necessary. Amounts received prior to shipment to distributors are recorded as deferred revenue.

INCOME TAXES

  Effective October 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes". Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  The Company elected to be taxed as an S corporation whereby the U.S. Federal and state income tax effects of the Company's activities accrue directly to its stockholders. The cumulative affect of adopting SFAS No. 109 as of October 1, 1993 was not material to the Company's operations.

FOREIGN CURRENCY TRANSLATION

  All business operations of the Company occur outside of the United States. Each Subsidiary's local currency is considered the functional currency. Since a substantial portion of the Company's inventories are purchased with U.S. dollars from the United States and since the Company is incorporated in the United States, its reporting currency is the U.S. dollar, and assets and liabilities are translated into U.S. dollars at exchange rates existing at the balance sheet dates. Revenues and expenses are translated at average exchange rates and stockholders' equity is recorded at historical exchange rates. The resulting foreign currency translation adjustments are recorded as a separate component of stockholders' equity in the combined balance sheets, and transaction gains and losses are included in other income in the combined statements of income.

INDUSTRY SEGMENT AND GEOGRAPHIC AREA

  The Company operates in a single industry, which is the direct selling of personal care and nutritional products, and in a single geographic area, which is the Asia Pacific Region.

FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of financial instruments including cash and cash equivalents, accounts receivable, related parties receivable, accounts payable, accrued expenses and related parties payable approximate their recorded values.

PRO FORMA AMOUNTS

  The pro forma amounts reflect the Company's planned reorganization of the capital structure, the declaration of S Distribution Notes of $81.9 million in connection with the Company's conversion from an S corporation to a C corporation prior to the Company's planned public offerings and the recognition of a deferred tax asset of $5.8 million relating to adjustments for U.S. Federal and state income taxes as if the Company had been taxed as a C corporation rather than an S corporation since inception.

                          NU SKIN ASIA PACIFIC, INC.

PRO FORMA NET INCOME PER SHARE

  Pro forma net income per share is computed based on the weighted average number of common and common equivalent shares outstanding after the Reorganization and is adjusted for the number of shares (3,894,000) to be issued as if $81.9 million of the proceeds from the Company's planned public offerings were used to pay S Distribution Notes (assuming net proceeds of $21.03 per share). Supplemental pro forma income per share, calculated as if $25.0 million of the proceeds from the Company's planned public offerings were used to repay notes payable, have not been presented as they do not differ materially from pro forma net income per share.

INTERIM RESULTS (UNAUDITED)

  The accompanying balance sheet as of September 30, 1996, the statement of stockholders' equity for the nine months ended September 30, 1996 and the statements of income and of cash flows for the three months ended December 31, 1993 and the nine months ended September 30, 1995 and 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all normal recurring adjustments necessary for the fair statement of the results of interim periods. The data disclosed in these notes to the combined financial statements at such dates or for such periods are also unaudited.

3. RELATED PARTY TRANSACTIONS

SCOPE OF RELATED PARTY ACTIVITY

  The Company has extensive and pervasive transactions with affiliated entities that are under the control of a group of common stockholders. These transactions are as follows: (1) The Company purchases virtually all of its products from NSI through Nu Skin Hong Kong under the terms of the Regional Distribution Agreement. The Company's purchase prices for NSI products and commercial materials are governed by a price schedule which is subject to negotiation between the Company and NSI. (2) The Company sells NSI products to each of its Subsidiaries and to NSI affiliates in Australia and New Zealand through Nu Skin Hong Kong under the terms of the Wholesale Distribution Agreements. (3) The Company pays a royalty to NSI for use of licensed trademarks and trade names on products and commercial materials not purchased from NSI, including products and commercial materials manufactured or locally sourced by each of the Subsidiaries under the terms of the Trademark/Tradename License Agreements. (4) Distributor agreements are entered into between the distributor and NSI rather than the Company. The Company pays license fees to NSI for the right to use NSI's distributor lists, the distribution system and other intangibles in the countries in which the Company maintains exclusive distribution rights under the terms of the Licensing and Sales Agreements. (5) The Company has agreed to incur a commission fee of 42% of commissionable product sales (with the exception of South Korea, where, due to government regulations, the Company satisfies this obligation by using a formula based upon a maximum payout of 35% of commissionable product sales) to fulfill NSI's obligation under the Global Compensation Plan as outlined in the Licensing and Sales Agreements. Such payment is compensation to NSI for the commissions which become payable by NSI to the independent distributors upon the Company's sales of product and covers the costs of such commissions and the administration of the Global Compensation Plan. The Company satisfies this liability by paying directly the commissions owed to distributors resident in the countries in which it operates and settling the difference with NSI. (6) The Company pays fees to NSIMG for management and support services under the terms of the Management Services Agreement. The Company's management believes that the fees charged by NSI and NSIMG are reasonable and would not have been materially different had the Company operated as a stand-alone entity during the periods presented. In the event NSI and NSIMG are unable or unwilling to perform their obligations under certain of the above agreements, or terminate these agreements as provided therein, the Company's business and results of operations will be adversely affected.

                          NU SKIN ASIA PACIFIC, INC.

  Total commission fees (including those paid directly to distributors within the Company's geographic territory) are recorded as distributor incentives in the combined statements of income. Trademark royalty fees, license fees and management fees are included in selling, general and administrative expenses in the combined statements of income.

SUMMARY OF TRANSACTIONS

  The following summarizes the Company's transactions with related parties (in thousands):

 Product purchases

                                YEAR ENDED         THREE                      NINE
                              SEPTEMBER 30,     MONTHS ENDED  YEAR ENDED  MONTHS ENDED
                             -----------------  DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                              1993      1994        1994         1995         1996
                             -------  --------  ------------ ------------ -------------
                                                                           (UNAUDITED)
   Beginning inventories...  $ 5,474  $ 14,775    $14,617      $ 15,556     $ 32,662
   Inventory purchases from
    affiliates.............   29,877    61,409     11,608        69,821      112,324
   Other inventory
    purchases, import
    duties and value added
    locally................   18,266    25,305      8,938        43,900       34,985
                             -------  --------    -------      --------     --------
   Total products available
    for sale...............   53,617   101,489     35,163       129,277      179,971
   Less: Cost of sales.....  (38,842)  (86,872)   (19,607)      (96,615)    (133,592)
                             -------  --------    -------      --------     --------
   Ending inventories......  $14,775  $ 14,617    $15,556      $ 32,662     $ 46,379
                             =======  ========    =======      ========     ========

 Related parties payable transactions

                                YEAR ENDED          THREE                      NINE
                               SEPTEMBER 30,     MONTHS ENDED  YEAR ENDED  MONTHS ENDED
                             ------------------  DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                               1993      1994        1994         1995         1996
                             --------  --------  ------------ ------------ -------------
                                                                            (UNAUDITED)
   Beginning related
    parties payable........  $  4,125  $ 27,873    $ 26,998    $  10,556     $  28,749
   Inventory purchases from
    affiliates.............    29,877    61,409      11,608       69,821       112,324
   Distributor incentives..    40,267    95,737      27,950      135,722       175,149
   Less: Distributor
    incentives paid
    directly to
    distributors...........   (13,256)  (68,880)    (19,837)    (105,642)     (134,865)
   License fees............     3,574     9,252       2,750       13,158        17,699
   Trademark royalty fees..        --        --          19        2,694         2,089
   Management fees.........       794     1,449         499        2,066         2,225
   Proceeds from (payments
    for) related party
    loans..................     4,350    (4,350)         --           --            --
   Less: Payments to
    related parties........   (41,858)  (95,492)    (39,431)     (99,626)     (167,255)
                             --------  --------    --------    ---------     ---------
   Ending related parties
    payable................  $ 27,873  $ 26,998    $ 10,556    $  28,749     $  36,115
                             ========  ========    ========    =========     =========

                          NU SKIN ASIA PACIFIC, INC.

RELATED PARTIES RECEIVABLE AND PAYABLE BALANCES

  The Company has receivable and payable balances with affiliates in Australia and New Zealand, and with NSI and NSIMG. Related parties balances outstanding greater than 60 days bear interest at prime plus 2%. Since no significant balances have been outstanding greater than 60 days, no related parties interest income or interest expense has been recorded in the combined financial statements. Sales to related parties were $7,426,000 and $2,288,000 for the years ended September 30, 1993 and 1994, respectively, $855,000 for the three months ended December 31, 1994, $4,608,000 for the year ended December 31, 1995 and $3,404,000 (unaudited) for the nine months ended September 30, 1996.

  Related parties receivable includes $15,746,000 due from NSI at December 31, 1994 for excess payments made during 1994 relating to overpayments on inventory purchased from NSI during 1994. This balance was settled by amounts due for shipments of inventory from NSI during 1995. The Company has determined that no allowance is necessary for amounts due from related parties.

CERTAIN RELATIONSHIPS WITH STOCKHOLDER DISTRIBUTORS

  Two major stockholders of the Company have been NSI distributors since 1984. These stockholders are partners in an entity which receives substantial commissions from NSI, including commissions relating to sales within the countries in which the Company operates. By agreement, NSI pays commissions to this partnership at the highest level of distributor compensation to allow the stockholders to use their expertise and reputations in network marketing to further develop NSI's distributor force, rather than focusing solely on their own distributor organizations. The commissions paid to this partnership relating to sales within the countries in which the Company operates were $1,100,000 and $1,100,000 for the years ended September 30, 1993 and 1994, respectively, $270,000 for the three months ended December 31, 1994, $1,100,000 for the year ended December 31, 1995 and $1,200,000 (unaudited) for the nine months ended September 30, 1996.

4. PROPERTY AND EQUIPMENT

  Property and equipment are comprised of the following (in thousands):

                                                  DECEMBER 31,
                                                 ----------------  SEPTEMBER 30,
                                                  1994     1995        1996
                                                 -------  -------  -------------
                                                                    (UNAUDITED)
Furniture and fixtures.......................... $   982  $ 3,593     $ 4,734
Computers and equipment.........................   3,772    5,060       7,117
Leasehold improvements..........................   1,240    2,221       2,588
Vehicles........................................     156      152         223
                                                 -------  -------     -------
                                                   6,150   11,026      14,662
Less: accumulated depreciation..................  (2,300)  (4,122)     (5,990)
                                                 -------  -------     -------
                                                 $ 3,850  $ 6,904     $ 8,672
                                                 =======  =======     =======

  Depreciation of property and equipment totaled $813,000 and $1,401,000 for the years ended September 30, 1993 and 1994, respectively, $358,000 for the three months ended December 31, 1994, $2,012,000 for the year ended December 31, 1995 and $2,104,000 (unaudited) for the nine months ended September 30, 1996.

                          NU SKIN ASIA PACIFIC, INC.

5. ACCRUED EXPENSES

  Accrued expenses consist of the following (in thousands):

                                                    DECEMBER 31,
                                                   --------------- SEPTEMBER 30,
                                                    1994    1995       1996
                                                   ------- ------- -------------
                                                                    (UNAUDITED)
Income taxes payable.............................. $ 7,577 $17,463    $37,118
Other taxes payable...............................     606     798      3,644
Other accruals....................................   5,194   5,052      8,752
                                                   ------- -------    -------
                                                   $13,377 $23,313    $49,514
                                                   ======= =======    =======

6. LINE OF CREDIT

  During 1995, the Company entered into an $8,000,000 revolving credit agreement with a financial institution in South Korea. Advances were available under the agreement through July 1, 1996. The credit facility bears interest at an annual rate of 12%. There were no outstanding balances under the credit facility at December 31, 1995.

7. LEASE OBLIGATIONS

  The Company leases office space and computer hardware under noncancelable long-term operating leases. Most leases include renewal options of up to three years. Minimum future operating lease obligations at December 31, 1995 are as follows (in thousands):

   Year ending December 31,
     1996.............................................................. $ 7,189
     1997..............................................................   2,766
     1998..............................................................   1,088
                                                                        -------
   Total minimum lease payments........................................ $11,043
                                                                        =======

  Rental expense for operating leases totaled $3,941,000 and $5,848,000 for the years ended September 30, 1993 and 1994, respectively, $1,639,000 for the three months ended December 31, 1994, $9,470,000 for the year ended December 31, 1995 and $6,165,000 (unaudited) for the nine months ended September 30, 1996.

8. INCOME TAXES

  Combined income before provision for income taxes consists of income earned solely from international operations. The provision for income taxes for the years ended September 30, 1993 and 1994, for the three months ended December 31, 1994, for the year ended December 31, 1995 and for the nine months ended September 30, 1996 (unaudited) primarily represents income taxes paid in or payable to foreign countries.

                          NU SKIN ASIA PACIFIC, INC.

PRO FORMA PROVISION FOR INCOME TAXES

  The combined statements of income include a pro forma presentation for income taxes which would have been recorded if the Company had not been an S corporation based upon the U.S. Federal and state tax laws. The unaudited pro forma provision for income taxes consists of the following (in thousands):

                         YEAR ENDED        THREE                      NINE
                       SEPTEMBER 30,    MONTHS ENDED  YEAR ENDED  MONTHS ENDED
                       ---------------  DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                        1993    1994        1994         1995         1996
                       ------  -------  ------------ ------------ -------------
                                                                   (UNAUDITED)
   Current:
     Federal.......... $1,176  $   870     $1,505      $ 5,113       $ 2,491
     State............     --       --         --           --            --
     Foreign..........    944   11,176      2,779       19,500        37,061
   Deferred:
     Federal..........    (82)    (705)      (194)      (1,459)       (2,105)
     State............     --       --         --           --            --
     Foreign..........   (527)    (950)       (49)        (403)       (3,251)
                       ------  -------     ------      -------       -------
                       $1,511  $10,391     $4,041      $22,751       $34,196
                       ======  =======     ======      =======       =======

  The principal components of U.S. pro forma deferred tax assets are as follows:

                                                    DECEMBER 31,
                                                    ------------- SEPTEMBER 30,
                                                     1994   1995      1996
                                                    ------ ------ -------------
                                                                   (UNAUDITED)
   Deferred tax assets:
     Product return reserve........................ $   54 $  115    $  933
     Inventory reserve.............................     14    414     1,464
     Depreciation..................................    979    866     1,128
     Exchange gains and losses.....................     --    389        --
     Accrued expenses not deductible until paid....    179    123       212
     Uniform capitalization........................    897  1,696     1,945
     Minimum tax credit............................     --     --     2,005
     Valuation allowance...........................     --     --    (2,005)
     Other.........................................     82     61        87
                                                    ------ ------    ------
                                                    $2,205 $3,664    $5,769
                                                    ====== ======    ======

  A reconciliation of the Company's pro forma effective tax rate compared to the statutory U.S. Federal tax rate is as follows:

                              YEAR ENDED        THREE                      NINE
                             SEPTEMBER 30,   MONTHS ENDED  YEAR ENDED  MONTHS ENDED
                             --------------  DECEMBER 31, DECEMBER 31, SEPTEMBER 30,
                              1993    1994       1994         1995         1996
                             ------  ------  ------------ ------------ -------------
                                                                        (UNAUDITED)
   Income taxes at statu-
    tory rate..............   34.00%  35.00%    35.00%       35.00%        35.00%
   Foreign tax credit limi-
    tation (benefit).......   (0.60)   1.97     (0.42)        2.69         (0.84)
   Alternative minimum
    tax....................      --      --        --           --          2.13
   Non-deductible ex-
    penses.................    0.26    0.27      0.11         0.67          0.04
   Other...................   (0.05)     --        --           --            --
                             ------  ------     -----        -----         -----
                              33.61%  37.24%    34.69%       38.36%        36.33%
                             ======  ======     =====        =====         =====

                          NU SKIN ASIA PACIFIC, INC.

9. FINANCIAL INSTRUMENTS

  The Subsidiaries enter into significant transactions with each other, NSI and third parties which may not be denominated in the respective entity's functional currency. The Company reduces its exposure to fluctuations in foreign exchange rates by creating offsetting positions through the use of foreign currency exchange contracts. The Company currently does not use such financial instruments for trading or speculative purposes. The Company regularly monitors its foreign currency risks and periodically takes measures to reduce the impact of foreign exchange fluctuations on the Company's operating results.

  At December 31, 1994 and 1995, and September 30, 1996, the Company held foreign currency forward contracts with amounts totaling $-0-, $1,000,000 and $13,150,000 (unaudited), respectively, to hedge certain foreign currency risks. These contracts all have maturities prior to December 31, 1996. At December 31, 1995 and September 30, 1996 and for the periods then ended, there were no significant unrealized gains or losses on these contracts.

10. COMMITMENTS AND CONTINGENCIES

  The Company is subject to governmental regulations pertaining to product formulation, labeling and packaging, product claims and advertising and to the Company's direct selling system. The Company is also subject to the jurisdiction of numerous foreign tax authorities. These tax authorities regulate and restrict various corporate transactions, including intercompany transfers. The Company believes that the tax authorities in Japan and South Korea are particularly active in challenging the tax structures and intercompany transfers of foreign corporations. Any assertions or determination that either the Company, NSI or any of NSI's distributors is not in compliance with existing statutes, laws, rules or regulations could potentially have a material adverse effect on the Company's operations. In addition, in any country or jurisdiction, the adoption of new statutes, laws, rules or regulations or changes in the interpretation of existing statutes, laws, rules or regulations could have a material adverse effect on the Company and its operations. Although management believes that the Company is in compliance, in all material respects, with the statutes, laws, rules and regulations of every jurisdiction in which it operates, no assurance can be given that the Company's compliance with applicable statutes, laws, rules and regulations will not be challenged by foreign authorities or that such challenges will not have a material adverse effect on the Company's financial position or results of operations or cash flows.

11. SUBSEQUENT EVENTS

PLANNED REORGANIZATION

  Prior to or concurrently with the initial public offerings, the stockholders of the Subsidiaries will effectuate a tax-free reorganization whereby the stockholders will contribute their shares of capital stock to the Company in exchange for shares of the Company's Class B Common Stock intended to qualify as a tax free transfer under Section 351 of the Internal Revenue Code of 1986 (the "Reorganization"). The Reorganization will result in each of the Subsidiaries becoming a wholly-owned subsidiary of the Company. Prior to the Reorganization, each Subsidiary elected to be treated as an S corporation. As part of the Reorganization, each Subsidiary will terminate its S corporation status.

  Inasmuch as the separate entities that will be reorganized to constitute the Company are under common control, the Reorganization will be accounted for in a manner similar to a pooling of interests. Accordingly, the individual Subsidiaries' historical balance sheets and related statements of income, of stockholders' equity and of cashflows are combined and presented as a single entity after elimination of intercompany transactions. The unaudited pro forma statements included elsewhere in this registration statement reflect the Reorganization and related accounting treatment.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Nu Skin Asia Pacific, Inc.

  In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Nu Skin Asia Pacific, Inc. at September 6, 1996, in conformity with generally accepted accounting principles. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Price Waterhouse LLP
Salt Lake City, Utah
September 10, 1996

                           NU SKIN ASIA PACIFIC, INC.

                                 BALANCE SHEET

                            AS OF SEPTEMBER 6, 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                 ASSETS
Deferred offering costs.................................................. $1,676
                                                                          ------
    Total assets......................................................... $1,676
                                                                          ======
                  LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accrued expenses....................................................... $1,676
                                                                          ------
    Total liabilities....................................................  1,676
                                                                          ------
Stockholders' equity
  Preferred Stock--25,000,000 shares authorized, $.001 par value.........     --
  Class A Common Stock--500,000,000 shares authorized, $.001 par value...     --
  Class B Common Stock--100,000,000 shares authorized, $.001 par value...     --
                                                                          ------
    Total stockholders' equity...........................................     --
                                                                          ------
    Total liabilities and stockholders' equity........................... $1,676
                                                                          ======




       The accompanying notes are an integral part of this balance sheet.

                          NU SKIN ASIA PACIFIC, INC.

                            NOTES TO BALANCE SHEET

                            AS OF SEPTEMBER 6, 1996

NOTE 1--DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

  Nu Skin Asia Pacific, Inc. (the "Company") is a network marketing company involved in the marketing, distribution and sale of premium quality, innovative personal care and nutritional products. The Company is the exclusive distribution vehicle of products produced by Nu Skin International, Inc. ("NSI") in Japan, Taiwan, Hong Kong, and South Korea, where the Company currently has operations, and in Thailand, Indonesia, Malaysia, the Philippines, the People's Republic of China, Singapore and Vietnam, where operations have not commenced. The Company belongs to a group of affiliated entities that are under the control of a group of common stockholders (the "Nu Skin Group"). The Nu Skin Group's affiliates include various entities that have exclusive Nu Skin marketing rights, distribution rights and trademark licenses in each of the markets in which the Company operates.

  The Company was organized in September 1996 as a holding company in anticipation of a tax-free reorganization of the distribution and marketing entities operating in Japan, Taiwan, Hong Kong, and South Korea (collectively referred to as the "Subsidiaries"). The Reorganization will be undertaken in anticipation of the initial public offerings (the "Offerings").

  The balance sheet should be read in conjunction with the historical Combined Financial Statements of Nu Skin Asia Pacific, Inc. included elsewhere in this registration statement.

USE OF ESTIMATES

  The preparation of the balance sheet in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates. Management believes that the estimates are reasonable.

INCOME TAXES

  Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the difference between the financial and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.

STOCK-BASED COMPENSATION

  The Company will adopt Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation. SFAS 123 becomes effective during 1996. The Company will measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and will provide pro forma disclosures of net income and net income per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

NOTE 2--DEFERRED OFFERING COSTS

  The Company has incurred costs totaling $1,676,000, as of September 6, 1996, in connection with the Offerings. These costs have been reflected as deferred offering costs in the accompanying balance sheet as of September 6, 1996. If the Offerings are successful, the costs will be deducted from the proceeds received from the Offerings. If the Offerings are not successful, the costs will be charged to expense in the period in which a decision is made to terminate the Offerings. In such event, the costs would be paid by NSI.

                          NU SKIN ASIA PACIFIC, INC.

                            AS OF SEPTEMBER 6, 1996
NOTE 3--CAPITAL STOCK

  The Company's capital stock consists of Preferred Stock, Class A Common Stock, and Class B Common Stock. The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain conversion rights and transfer restrictions, as follows: (1) each share of Class A Common Stock entitles the holder to one vote on matters submitted to a vote of the Company's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter; (2) stock dividends of Class A Common Stock may be paid only to holders of Class A Common Stock and stock dividends of Class B Common Stock may be paid only to holders of Class B Common Stock; (3) if a holder of Class B Common Stock transfers such shares to a person other than a permitted transferee, as defined in the Company's' Certificate of Incorporation, such shares will be converted automatically into shares of Class A Common Stock; and (4) Class A Common Stock has no conversion rights; however, each share of Class B Common Stock is convertible into one share of Class A Common Stock, in whole or in part, at any time at the option of the holder.

STOCKHOLDER CONTROL

  Subsequent to the Offerings, a group of common stockholders (the "Existing Stockholders") will own all of the outstanding shares of Class B Common Stock, which will represent approximately 99% of the combined voting rights of all outstanding Common Stock. Accordingly, the Existing Stockholders, acting as a group, will control the election of the entire Board of Directors and decisions with respect to the Company's dividend policy, the Company's access to capital, mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company and any change in control of the Company.

CERTAIN RELATIONSHIPS WITH STOCKHOLDERS

  Prior to or concurrent with the Offerings of the Company's shares, all of the Company's current stockholders will enter into a Stockholders' Agreement with the Company which will contain certain limitations on the transfer of shares of Class A Common Stock and Class B Common Stock. Additionally, each Existing Stockholder who is a party to the Stockholders' Agreement will grant the other parties (subject to certain exceptions) a right of first offer to purchase a pro rata (based on ownership percentages) portion of shares to be offered as well as any shares not purchased by the other parties.

DIVIDEND REPATRIATION

  The Company will conduct all of its operations through the Subsidiaries. Accordingly, an important source of the Company's income will be dividends and other distributions from the Subsidiaries. The Company's ability to obtain dividends or other distributions is subject to, among other things, restrictions on dividends under applicable local statutes, laws, rules and regulations, and foreign currency exchange regulations of the countries in which the Subsidiaries operate. The Subsidiaries' ability to pay dividends or make other distributions to the Company is also subject to the Subsidiaries having sufficient funds from their operations which are legally available for the payment of such dividends or distributions and which are not required to fund future operations. Because the Company will be a stockholder of each of the Subsidiaries, the Company's claims will generally rank junior to all other creditors. Therefore, in the event of an entity's liquidation, there may not be assets sufficient for the Company to recoup its investment in such entity.

NOTE 4--EQUITY INCENTIVE PLANS (UNAUDITED)

  The Company has reserved 4,000,000 of the outstanding shares of the Company's Class A Common Stock just prior to the Offerings for issuance as equity incentives to employees and other eligible participants under the Company's 1996 Stock Incentive Plan. The Company will account for employee equity incentives in accordance with APB 25.

                          NU SKIN ASIA PACIFIC, INC.

                            AS OF SEPTEMBER 6, 1996

  Prior to the Offerings, certain existing stockholders of the Company (the "Selling Stockholders") intend to contribute to the Company an aggregate of up to 1,605,000 of the outstanding shares of the Company's Class A Common Stock on the date of such contribution. The Company intends to grant to NSI options to purchase such shares of Common Stock, and NSI intends to assign these options (the "Distributor Options") to qualifying distributors of NSI in connection with the Offerings. The Distributor Options will vest subject to certain conditions related to distributor performance on December 31, 1997. The Company will record distributor incentive expense for the Distributor Options, calculated in accordance with SFAS 123.

  In addition, prior to the Offerings, the Selling Stockholders will contribute to NSI and other members of the Nu Skin Group, shares equal to an aggregate of up to 1,250,000 of the outstanding shares of the Company's Class A Common Stock on the date of such contribution for issuance to employees of NSI and employees of other members of the Nu Skin Group as part of an employee equity incentive plan. Equity incentives granted or awarded under this plan will vest over the four year period following the grant or award date. Compensation expense related to equity incentives granted to employees of NSI and other members of the Nu Skin Group will be recorded by the entity that benefits from the employee's services.

  In addition, in January 1994, NSI agreed to grant one of the Company's executives an option to purchase 267,500 of the Company's Class A Common Stock, to become exercisable upon the Reorganization. The exercise price of this option was set at the estimated fair market value of this equity interest in January 1994.

                           NU SKIN ASIA PACIFIC, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                          PRO FORMA
                                                      PRO FORMA                        PRO FORMA           FOR THE
                            NU SKIN                  ADJUSTMENTS         PRO FORMA    ADJUSTMENTS       REORGANIZATION
                         ASIA PACIFIC,   COMBINED      FOR THE            FOR THE      FOR  THE            AND THE
                             INC.      SUBSIDIARIES REORGANIZATION     REORGANIZATION  OFFERINGS          OFFERINGS
                         ------------- ------------ --------------     -------------- -----------       --------------
         ASSETS
Current assets
  Cash and cash
   equivalents..........    $   --       $ 81,079      $    --            $ 81,079     $ 79,892 (g)        $160,971
  Accounts receivable...        --          8,151           --               8,151           --               8,151
  Related parties
   receivable...........        --          7,840           --               7,840           --               7,840
  Inventories, net......        --         46,379           --              46,379           --              46,379
  Prepaid expenses and
   other................        --          8,027        2,609 (b)          10,636           --              10,636
                            ------       --------      -------            --------     --------            --------
                                --        151,476        2,609             154,085       79,892             233,977
Property and equipment,
 net....................        --          8,672           --               8,672           --               8,672
Deferred offering
 costs..................     1,676             --           --               1,676       (1,676)(g)              --
Deferred tax assets.....        --             --        3,160 (b)           3,160           --               3,160
Other assets............        --          8,759           --               8,759       25,000 (g)          33,759
                            ------       --------      -------            --------     --------            --------
    Total assets........    $1,676       $168,907      $ 5,769            $176,352     $103,216            $279,568
                            ======       ========      =======            ========     ========            ========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable......    $   --       $  5,019      $    --            $  5,019     $     --            $  5,019
  Accrued expenses......     1,676         49,514           --              51,190       (1,676)(g)          49,514
  Related parties
   payable..............        --         36,115           --              36,115           --              36,115
  Notes payable to
   stockholders.........        --             --       81,893 (d)          81,893      (15,000)(g)          66,893
  Note payable to NSI...        --             --           --                  --       10,000 (g)          10,000
                            ------       --------      -------            --------     --------            --------
                             1,676         90,648       81,893             174,217       (6,676)            167,541
                            ------       --------      -------            --------     --------            --------
Note payable to NSI.....        --             --           --                  --       10,000 (g)          10,000
                            ------       --------      -------            --------     --------            --------
Stockholders' equity
 Capital Stock of
  Combined
  Subsidiaries..........        --          4,550       (4,550)(a)              --           --                  --
  Preferred Stock--
   25,000,000 shares
   authorized, $.001 par
   value................        --             --           --                  --           --                  --
  Class A Common Stock--
   500,000,000 shares
   authorized, $.001 par
   value, 10,350,000
   shares issued and
   outstanding..........        --             --           --                  --           10 (g)              10
  Class B Common Stock--
   100,000,000 shares
   authorized, $.001 par
   value, 73,059,500
   shares issued and
   outstanding..........        --             --           80 (a)              80           (7)(g)              73
  Additional paid-in
   capital..............        --             --           --                  --      138,283 (g)(h)      138,283
  Cumulative foreign
   currency translation
   adjustment...........        --         (3,714)          --              (3,714)          --              (3,714)
  Retained earnings.....        --         77,423      (77,423)(a)(d)        5,769           --               5,769
                                                         5,769(b)
  Deferred
   compensation.........        --             --           --                  --      (28,394)(h)         (28,394)
  Note receivable from
   NSI..................        --             --           --                  --      (10,000)(f)         (10,000)
                            ------       --------      -------            --------     --------            --------
                                --         78,259      (76,124)              2,135       99,892             102,027
                            ------       --------      -------            --------     --------            --------
    Total liabilities
     and stockholders'
     equity.............    $1,676       $168,907      $ 5,769(b)         $176,352     $103,216            $279,568
                            ======       ========      =======            ========     ========            ========

    The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

                           NU SKIN ASIA PACIFIC, INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                    PRO FORMA
                                                       PRO FORMA                     PRO FORMA       FOR THE
                             NU SKIN                  ADJUSTMENTS      PRO FORMA    ADJUSTMENTS   REORGANIZATION
                              ASIA        COMBINED      FOR THE         FOR THE       FOR THE        AND THE
                          PACIFIC, INC. SUBSIDIARIES REORGANIZATION  REORGANIZATION  OFFERINGS      OFFERINGS
                          ------------- ------------ --------------  -------------- -----------   --------------
Revenue.................      $ --        $358,609      $    --         $358,609      $    --        $358,609
Cost of sales...........        --          96,615           --           96,615           --          96,615
                              ----        --------      -------         --------      -------        --------
Gross profit............        --         261,994                       261,994                      261,994
                              ----        --------      -------         --------      -------        --------
Operating expenses
 Distributor
  incentives(f).........        --         135,722           --          135,722           --         135,722
 Selling, general and
  administrative........        --          67,475        4,391(c)        71,866        2,567(h)       74,433
                              ----        --------      -------         --------      -------        --------
Total operating
 expenses...............        --         203,197        4,391          207,588        2,567         210,155
                              ----        --------      -------         --------      -------        --------
Operating income........        --          58,797       (4,391)          54,406       (2,567)         51,839
Other income (expense)..        --             511       (2,676)(e)       (2,165)        (133)(i)      (2,298)
                              ----        --------      -------         --------      -------        --------
Income before provision
 for income taxes.......        --          59,308       (7,067)          52,241       (2,700)         49,541
Provision for income
 taxes..................        --          19,097          944(b)        20,041       (1,036)(j)      19,005
                              ----        --------      -------         --------      -------        --------
Net income..............      $ --        $ 40,211      $(8,011)        $ 32,200      $(1,664)       $ 30,536
                              ====        ========      =======         ========      =======        ========
Net income per share....                                                $    .40                     $    .36
                                                                        ========                     ========
Weighted average common
 shares outstanding.....                                                  80,518                       85,377
                                                                        ========                     ========



    The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

                           NU SKIN ASIA PACIFIC, INC.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                    PRO FORMA
                                                       PRO FORMA                     PRO FORMA       FOR THE
                             NU SKIN                  ADJUSTMENTS      PRO FORMA    ADJUSTMENTS   REORGANIZATION
                          ASIA PACIFIC,   COMBINED      FOR THE         FOR THE       FOR THE        AND THE
                              INC.      SUBSIDIARIES REORGANIZATION  REORGANIZATION  OFFERINGS      OFFERINGS
                          ------------- ------------ --------------  -------------- -----------   --------------
Revenue.................      $ --        $471,312      $    --         $471,312      $   --         $471,312
Cost of sales...........        --         133,592           --          133,592          --          133,592
                              ----        --------      -------         --------      ------         --------
Gross profit............        --         337,720           --          337,720          --          337,720
                              ----        --------      -------         --------      ------         --------
Operating expenses
 Distributor
  incentives (f)........        --         175,149           --          175,149          --          175,149
 Selling, general and
  administrative........        --          69,970        3,293(c)        73,263       1,925(h)        75,188
                              ----        --------      -------         --------      ------         --------
Total operating
 expenses...............        --         245,119        3,293          248,412       1,925          250,337
                              ----        --------      -------         --------      ------         --------
Operating income........        --          92,601       (3,293)          89,308      (1,925)          87,383
Other income (expense)..        --           1,530           --            1,530         467(i)         1,997
                              ----        --------      -------         --------      ------         --------
Income before provision
 for income taxes.......        --          94,131       (3,293)          90,838      (1,458)          89,380
Provision for income
 taxes..................        --          33,810         (810)(b)       33,000        (529)(j)       32,471
                              ----        --------      -------         --------      ------         --------
Net income..............      $ --        $ 60,321      $(2,483)        $ 57,838      $ (929)        $ 56,909
                              ====        ========      =======         ========      ======         ========
Net income per share....                                                $    .72                     $    .67
                                                                        ========                     ========
Weighted average common
 shares outstanding.....                                                  80,518                       85,377
                                                                        ========                     ========


    The accompanying notes are an integral part of these unaudited pro forma consolidated financial statements.

                          NU SKIN ASIA PACIFIC, INC.

                         NOTES TO UNAUDITED PRO FORMA
              CONSOLIDATED BALANCE SHEET AND STATEMENTS OF INCOME

NOTE 1--BASIS OF PRESENTATION

  Prior to or concurrently with the initial public offerings (the "Offerings"), the stockholders of Nu Skin Japan Company, Limited, Nu Skin Taiwan, Inc., Nu Skin Hong Kong, Inc. and Nu Skin Korea, Inc. (the "Subsidiaries") will contribute their shares of capital stock to the capital of Nu Skin Asia Pacific, Inc. (the "Company") in a reorganization which is a transaction intended to qualify under Section 351 of the Internal Revenue Code of 1986 as a tax free transfer in exchange for shares of the Company's Class B Common Stock (the "Reorganization"). The Reorganization will result in each of the Subsidiaries becoming a wholly-owned subsidiary of the Company. Prior to the Reorganization, each of the Subsidiaries elected to be taxed as an S corporation whereby the income tax effects of the Company's activities accrued directly to the stockholders.

  Inasmuch as the Subsidiaries that will be reorganized are under common control, the Reorganization will be accounted for in a manner similar to a pooling of interests. Accordingly, the historical balance sheets and related statements of income, of stockholders' equity and of cash flows are combined and presented as a single entity after elimination of intercompany transactions.

  The unaudited pro forma financial data reflect the Reorganization and the Offerings as if all conditions to these transactions had been completed as of September 30, 1996 for pro forma combined balance sheet data purposes and as of January 1, 1995 for pro forma combined statement of income data purposes. These data do not necessarily reflect the results of operations or financial position of the Company that would have resulted had such transactions actually been consummated as of such dates. Also, these data are not necessarily indicative of the future results of operations of future financial position of the Company.

NOTE 2--PRO FORMA ADJUSTMENTS

  The pro forma adjustments reflect the following:

  REORGANIZATION

    a) Reflects the contribution by the existing stockholders of their interest in the Subsidiaries in exchange for all shares of the Class B Common Stock. As a result, the Company will become the parent company and the Subsidiaries will become wholly-owned subsidiaries of the Company. No shares of Class A Common Stock will be issued in connection with the Reorganization.

    b) Reflects the recognition of a deferred tax asset of $5.8 million relating to adjustments for U.S. Federal and state income taxes as if the Company had been taxed as a C Corporation rather than an S Corporation since inception.

    c) Reflects incremental costs of $4.4 million per year related to operating a public company. These costs include additional infrastructure, operating and accounting systems, and business processes as well as the additional outside services inherent in supporting a public entity.

    d) Reflects the distribution of $81.9 million of notes (the "S Distribution Notes") to the existing stockholders of the Company in respect of the earned and undistributed taxable S corporation earnings at September 30, 1996 that would have been distributed had the Subsidiaries' S corporation status been terminated on September 30, 1996.

  The adjustments reflect the distribution and the related issuance of promissory notes. The Company estimates that, at the Offerings, it will reserve between $60.0 million and $70.0 million of cash on hand for repayment of the S Distribution Notes. The balance of the S Distribution Notes will be repaid from cash generated by operations.

                          NU SKIN ASIA PACIFIC, INC.

                         NOTES TO UNAUDITED PRO FORMA
       CONSOLIDATED BALANCE SHEET AND STATEMENTS OF INCOME--(CONTINUED)
    e) Reflects the increase in interest expense for the promissory notes issued in connection with the distribution to the stockholders of the undistributed S corporation earnings, net of a $15.0 million payment of such notes from the proceeds of the Offerings. The promissory notes will bear interest at 8% per annum and are due and payable within six months from the date of issuance.

  OFFERING

    f) Reflects an estimated $10.0 million note receivable in connection with the sale of an option to purchase 481,500 shares of Class A Common Stock to NSI. The pro forma statements of income do not reflect the estimated compensation expense of $23.1 million in connection with the one-time grant of stock options at 25% of the initial public offering price to independent distributors (non-employees) of the Company immediately prior to the Offerings. These options will include conditions related to the achievement of performance goals and will vest on December 31, 1997. The Company will record distributor stock incentive expense for these non-employee stock options.

    g) Reflects the net proceeds to the Company from the Offerings of $99,892,000 less a $15.0 million payment of short term notes to the stockholders, the $25.0 million purchase from NSI of the exclusive rights to distribute products in Thailand, Indonesia, Malaysia, the Philippines, the People's Republic of China, Singapore and Vietnam, which purchase consists of $20.0 million in notes payable to NSI and a $5.0 million payment to NSI, and the related adjustments to stockholders' equity. Also, reflects the conversion of 7,190,500 shares of Class B Common Stock into Class A Common Stock and the sale by the Company of 4,750,000 shares of Class A Common Stock. 1,605,000 of the converted shares will be held by the Company and reserved for issuance upon exercise of the distributor options. Also reflects 14,500 shares of Class A Common Stock that will be issued immediately following the Reorganization and prior to the Offerings upon exercise of options by an executive officer of the Company and which shares will be sold in the Offerings.

    h) The pro forma statements of income reflect the amortization for the distribution rights acquired from NSI. Amortization will be recorded on a straight-line basis over the estimated useful life of twenty years. Also reflects estimated annual compensation expense of $1.3 million related to the employee stock bonus awards granted to employees of the Company, NSI and its affiliates. The pro forma balance sheet reflects estimated deferred compensation and additional paid-in capital of $28.4 million, $5.3 million of which represents the estimated compensation expense related to the employee stock bonus awards granted to employees of the Company, NSI and its affiliates which will be amortized over a period of four years, and $23.1 million in connection with the one-time grant of stock options at 25% of the initial public offering price to independent distributors of the Company immediately prior to the Offerings which will be amortized over a period of approximately one year.

    i) Reflects interest expense for the $20.0 million in notes payable to NSI issued in connection with the purchase of exclusive distribution rights in certain Asian countries. The notes will bear interest at 8% per annum and are due and payable within 14 months from the date of issuance. Also reflects interest income for the estimated $10.0 million note receivable from NSI issued in connection with the sale of an option to purchase 481,500 shares of Class A Common Stock. The note will bear interest at 8% per annum and is due and payable ten years from the date of issuance.

    j) Reflects tax effect of pro forma adjustments on earnings.

NOTE 3--DEFERRED OFFERING COSTS

  The Company has incurred costs totaling $1,676,000 as of September 6, 1996 in connection with the Offerings of the Class A Common Stock. These costs have been reflected as deferred offering costs in the

                          NU SKIN ASIA PACIFIC, INC.

                         NOTES TO UNAUDITED PRO FORMA
       CONSOLIDATED BALANCE SHEET AND STATEMENTS OF INCOME--(CONTINUED) accompanying pro forma balance sheet as of September 30, 1996. If the Offerings are successful, the costs will be deducted from the proceeds received from the Offerings. If the Offerings are not successful, the costs will be charged to expense in the period in which a decision is made to terminate the Offerings. In such event, the costs would be paid by NSI.

NOTE 4--PRO FORMA NET INCOME PER SHARE

  For the Reorganization, pro forma per share data is computed based on 80,250,000 (includes 1,605,000 shares and 1,250,000 shares of Common Stock reserved for distributor options and employee stock bonus awards, respectively) shares of Common Stock outstanding and Common Stock equivalents after giving effect to the Reorganization and an option granted to an executive officer of the Company to purchase 267,500 shares of Common Stock (14,500 of which will be issued upon partial exercise of such options following the Reorganization and prior to the Offerings and sold in connection with the Offerings). For the Offerings, shares of Common Stock outstanding and Common Stock equivalents are increased by the sale of 4,750,000 shares of Common Stock at an offering price of $23 per share and by the award of 109,000 shares of Common Stock to employees of the Company. Supplemental income per share, calculated as if $25.0 million of the proceeds from the Offerings were used to pay down a note payable, had a dilutive effect of less than 2%, and therefore, is not presented.

  The following are descriptions of the pictures located on the inside back gatefold pages opposite this page (counter-clockwise from the top left on the first inside back gatefold page):

    1. a woman using a Nail Care Kit;

    2. individuals representing some of the Company's targeted demographic markets;

    3. individuals representing some of the Company's targeted demographic markets;

    4. Christie Brinkley, a Nu Skin spokesperson;

    5. a distributor demonstrating products to a customer;

    6. a woman using Nu Colour cosmetics; and

    7. a distributor pursuing the Company's business opportunity and consuming an Appeal nutritional beverage.

              [PICTURE OF A WOMAN USING A NU SKIN NAIL CARE KIT.]

                   [PICTURE OF A COUPLE WALKING IN A FIELD.]

             [PICTURE OF A MAN AND WOMAN BRUSHING A CHILD'S HAIR.]

   [PICTURE OF CHRISTIE BRINKLEY, A SPOKESPERSON FOR NU SKIN PRODUCTS, WITH A
                                    HORSE.]

   [PICTURE OF A NU SKIN DISTRIBUTOR ON THE TELEPHONE AND CONSUMING A NU SKIN
                               BEVERAGE PRODUCT.]

       [PICTURE OF A MAN AND A WOMAN WHO IS APPLYING NU SKIN COSMETICS.]

    [PICTURE OF A NU SKIN DISTRIBUTOR DEMONSTRATING PRODUCTS TO A CUSTOMER.]

   [PICTURE OF CHRISTIE BRINKLEY, A SPOKESPERSON FOR NU SKIN PRODUCTS, WITH A
                                     HORSE,
                         CONTINUED FROM PREVIOUS PAGE.]

   [COMPANY LOGO WITH THE WORDS "BEAUTY, HEALTH & OPPORTUNITY" AND "BEAUTY,"
                          "HEALTH" AND "OPPORTUNITY."]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THE PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE CLASS A COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
The Reorganization and S Corporation Distribution........................  23
Use of Proceeds..........................................................  25
Dividend Policy..........................................................  25
Capitalization...........................................................  26
Dilution.................................................................  27
Selected Combined Financial and Other Information........................  28
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  30
Business.................................................................  39
Management...............................................................  64
Certain Relationships and Related Transactions...........................  71
Principal and Selling Stockholders.......................................  73
Shares Eligible for Future Sale..........................................  76
Description of Capital Stock.............................................  79
Certain United States Tax Consequences to Non-United States Holders......  83
Underwriting.............................................................  85
Legal Matters............................................................  89
Experts..................................................................  89
Additional Information...................................................  89
Index to Financial Statements............................................ F-1

 UNTIL DECEMBER 16, 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                9,100,000 SHARES
                                     [LOGO]
                              CLASS A COMMON STOCK

                               ----------------
                                   PROSPECTUS
                               ----------------

                              MERRILL LYNCH & CO.

                              MORGAN STANLEY & CO.
                                 INCORPORATED

                           DEAN WITTER REYNOLDS INC.

                     NOMURA SECURITIES  INTERNATIONAL, INC.

                               NOVEMBER 21, 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------